As filed with the Securities and Exchange Commission on January 15, 2008
Registration No. 333-147627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Solarfun Power Holdings Co., Ltd.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
666 Linyang Road
Qidong, Jiangsu Province 226200
People’s Republic of China
(86-513) 8330-7688
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Alan Seem Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People’s Republic of China (86-10) 5922-8000	James C. Lin Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)	Registration Fee
Ordinary shares, par value US$0.0001 per share(2)(3)	US$150,000,000	US$4,820

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. The ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-139263). Each American depositary share represents five ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Issued January 15, 2008
Up to 5,000,000 American Depositary Shares
Solarfun Power Holdings Co., Ltd.
REPRESENTING 25,000,000 ORDINARY SHARES

This is an offering of our American depositary shares, or ADSs. Each ADS represents five ordinary shares, par value US$0.0001 per ordinary share. The ADSs are evidenced by American depositary receipts, or ADRs.

The purpose of this offering is to facilitate the concurrent private placement of our convertible senior notes.

The ADSs being offered hereby are ADSs that we will effectively lend to an affiliate of Morgan Stanley, the underwriter for this offering. This affiliate will sell the ADSs in this offering and will use the resulting short position to enable investors in our convertible senior notes to hedge their investments. See “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes.”

We will not receive any proceeds from the sale of the ADSs in this offering, but we will receive the proceeds from the concurrent private placement of our convertible senior notes. Delivery of the ADSs in this offering is conditioned upon closing of the sale of our convertible senior notes.

Because of our arrangement with an affiliate of Morgan Stanley as described in more detail under “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes,” we do not believe that this transaction will increase the number of ordinary shares considered outstanding for the purpose of calculating our basic or diluted earnings per share under U.S. GAAP.

Our ADSs are listed on The Nasdaq Global Market under the symbol “SOLF.” On January 14, 2008, the last reported sale price of our ADSs was US$25.00 per ADS.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 12.

PRICE US$           AN ADS

The underwriter has been granted options to purchase up to an additional 750,000 ADSs on the same terms, solely to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the ADSs to purchasers on January    , 2008.

MORGAN STANLEY

January   , 2008

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY “FREE WRITING PROSPECTUS” WE AUTHORIZE TO BE DELIVERED TO YOU. WE HAVE NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL INFORMATION OR INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS AND ANY SUCH “FREE WRITING PROSPECTUS.” WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, OUR ADSs ONLY IN JURISDICTIONS WHERE THOSE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY SUCH “FREE WRITING PROSPECTUS” IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is based on information provided by us and other sources that we believe to be reliable. The underwriter is not responsible for, and is not making any representation or warranty to you concerning, our future performance or the accuracy or completeness of this prospectus. This prospectus summarizes certain documents and other information, and we refer you to them for a more complete understanding of what we discuss in this prospectus.

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date appearing on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should not consider any information included in this prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding any purchase of ADSs. We are not, and the underwriter is not, making any representation to any offeree or purchaser of the ADSs regarding the legality of an investment in the ADSs by that offeree or purchaser under appropriate investment or similar laws.

In making an investment decision regarding the ADSs we are offering, you must rely on your own examination of our company and the terms of this offering, including the potential merits and risks involved. We are offering the ADSs on the basis of this prospectus only. Accordingly, you must base any decision to purchase the ADSs in this offering only on the information contained in this prospectus.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the ADSs or possess this prospectus. Because the laws of certain jurisdictions may restrict the distribution of this prospectus and the offer and sale of the ADSs, you must inform yourself about, and observe, these restrictions. You must obtain any consent, approval or permission required for your purchase, offer or sale of the ADSs under the laws and regulations in force in any jurisdiction to which you are subject or in which you make any purchases, offers or sales.

We are not, and the underwriter is not, making an offer to sell, or a solicitation of an offer to buy, any of the ADSs to any person in any jurisdiction except where such an offer or solicitation is permitted.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are an established manufacturer of both photovoltaic, or PV, cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We sell our products both directly to system integrators and through third party distributors. In the nine months ended September 30, 2007, we sold our products to over 20 customers, mostly in Germany and Spain, as well as several other European countries. In the past, we also provided PV cell processing services for some of our silicon suppliers. We conduct our business in China through our operating subsidiary, Jiangsu Linyang Solarfun Co., Ltd., or Linyang China.

We currently operate four monocrystalline PV cell production lines and four multicrystalline PV cell production lines, each with up to 30 MW of annual manufacturing capacity. As part of our vertical integration and supply sourcing strategy, we recently acquired a controlling stake in a Chinese silicon ingot manufacturing company, which we believe could produce 50 to 60 MW of ingots in 2008. In order to meet the fast-growing market demands for solar products, we plan to significantly expand our PV cell manufacturing capacity over the next several years. We expect that the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 360 MW by the middle of 2008. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6% in the nine months ended September 30, 2007 and we are now able to process wafers as thin as 200 microns.

Our net revenue increased from RMB166.2 million in 2005 to RMB630.9 million (US$84.2 million) in 2006, and our net income increased from RMB14.4 million in 2005 to RMB105.9 million (US$14.1 million) in 2006. In the nine months ended September 30, 2007, our net revenue and net income amounted to RMB1,407.4 million (US$187.8 million) and RMB81.6 million (US$10.9 million), respectively, compared to RMB386.2 million and RMB72.9 million, respectively, in the same period in 2006.

Industry Background

The PV industry has experienced significant growth since the beginning of this decade. According to Solarbuzz, an independent solar energy research firm, the global PV market increased from 345 MW in 2001 to 1,744 MW in 2006 in terms of total annual PV installations, representing a compound annual growth rate of 38%. The PV industry revenue increased from US$7 billion in 2004 to US$10.6 billion in 2006. Moreover, cumulative installed PV electricity generating capacity has increased tenfold over the past nine years and currently is approximately 7 GW worldwide, while investment in new plants to manufacture PV cells was approximately US$750 million in 2006. According to Solarbuzz, annual PV installations are expected to increase to 4.2 GW, and PV industry revenue is expected to increase to US$18.6 billion, in 2011.

We believe that rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness, and the decreasing production costs of solar energy will continue to drive the growth of the solar industry.

Our Competitive Strengths

We believe the following strengths enable us to capture opportunities in the rapidly growing PV industry and compete effectively in the PV market in China and internationally:

•	strong execution capability demonstrated by significant and rapid operational expansion in a competitive market;

•	scalable integrated manufacturing capacity and extensive industry relationships to support our expansion plans;

•	operational cost advantages achieved through efficient utilization of management, engineering, labor and manufacturing resources in China;

•	industry experience to support our development of downstream business opportunities in China;

•	research and development capabilities that leverage both third party collaborations and internal resources; and

•	entrepreneurial management with extensive industry contacts and strong track record of successful execution.

Our Strategies

Our long-term goal is to become a leading global PV cell and module manufacturer and to leverage our core strengths to become an innovator and an important player in the downstream PV markets, particularly in China. To achieve this goal, we plan to implement the following specific strategies:

•	continue to expand manufacturing capacity and reduce operational costs to achieve greater economies of scale;

•	secure future supplies of silicon and expand our ingot production business;

•	increase investments for research and development activities, enhance production process technologies and develop next generation products through continuous innovation;

•	diversify our product and service offerings and expand our business in downstream markets; and

•	broaden our geographical revenue base, and build and enhance brand recognition both domestically and internationally.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects:

•	our inability to significantly increase our manufacturing capacity and output, to make strategic investments or acquisitions or to establish strategic alliances;

•	our failure to obtain silicon wafers, our primary raw material, in sufficient quantities or at acceptable prices;

•	intense competition from both conventional and alternative energy sources and technologies;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications;

•	our inability to further refine our technology and develop and introduce new products; and

•	limited adoption of PV technology and insufficient demand for PV products.

Corporate Structure

We commenced operations through Linyang China in August 2004. Linyang China was a 68%-owned subsidiary of Jiangsu Linyang Electronics Co., Ltd., or Linyang Electronics, at the time of its establishment on August 27, 2004. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. In anticipation of our initial public offering, we incorporated Solarfun Power Holdings Co., Ltd., or Solarfun, in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang Solar Power Investment Holding Ltd., or Linyang BVI, in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006. On November 30, 2007, Linyang BVI transferred all of the equity interest in Linyang China to Solarfun Power Hong Kong Limited, a wholly owned subsidiary of Linyang BVI, for a consideration of US$199.0 million. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang Solar Technology Co., Ltd., or Shanghai Linyang, Sichuan Leshan Jiayang New Energy Co., Ltd., or Sichuan Jiayang, and Nantong Linyang Solarfun Engineering Research and Development Center Co., Ltd., or Nantong Linyang, respectively, to expand our business into new markets and sectors. In August 2007, we acquired a 52% interest in Jiangsu Yangguang Solar Technology Co., Ltd., or Yangguang Solar. In September 2007, we established a wholly owned subsidiary, Solarfun Power U.S.A. Inc., as part of our plan to enter the United States market.

We and certain selling shareholders of our company completed our initial public offering of 12,000,000 ADSs, each representing five ordinary shares, on December 26, 2006. On December 20, 2006, we listed our ADSs on The Nasdaq Global Market under the symbol “SOLF.”

The diagram below sets forth the entities directly or indirectly controlled by us as the date of this prospectus:

(1)	The other shareholders of Shanghai Linyang are three individuals: Mr. Yongliang Gu, Mr. Rongqiang Cui, and Mr. Cui’s spouse. Mr. Gu and Mr. Cui are our shareholders.
(2)	The other shareholders of Sichuan Jiayang are Sichuan Jianengjia Electric Power Co., Ltd., or Sichuan Jianengjia, which holds a 30% equity interest, and a member of Sichuan Jiayang’s management team, Mr. Wei Gu, who holds a 15% equity interest on behalf of Mr. Yonghua Lu, our chairman and chief executive officer, pursuant to an entrustment agreement entered into in November 2006. Under this entrustment agreement, Mr. Lu provided RMB3.0 million (US$0.4 million) to Mr. Gu to acquire the 15% equity interest in Sichuan Jiayang. Under the entrustment agreement, all the rights enjoyed by Mr. Gu as the holder of record of the 15% equity interest in Sichuan Jiayang, including economic rights, belong to Mr. Lu. Mr. Gu may only exercise rights relating to this equity interest in Sichuan Jiayang, such as voting and transfer rights, pursuant to written instructions from Mr. Lu. Mr. Lu also has the right to transfer all or a portion of the 15% equity interest to the management of Sichuan Jiayang or other third parties. This entrustment arrangement was originally contemplated at the time of establishment of Sichuan Jiayang, but was not formalized in writing until November 2006, and was meant to serve as a transitional step in advance of potentially fully transferring these equity interests to Mr. Gu and other members of Sichuan Jiayang’s management team as performance incentives.

(3)	The other shareholders of Yangguang Solar are Jiangsu Qitian Group Co., Ltd. (Suyuan Group was renamed as Jiangsu Qitian Group Co., Ltd. on July 27, 2007), which holds a 20% equity interest, Nanjing Linyang, which holds an 18% equity interest, and Jiangsu Guanyi Technology Co., Ltd., which holds a 10% equity interest.

Corporate Information

Our principal executive offices are located at 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China. Our telephone number at this address is (86-513) 8330-7688 and our fax number is (86-513) 8311-0367. Our registered office in the Cayman Islands is at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.solarfun.com.cn. The information contained on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply To This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents five ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of photovoltaic, or PV, products to convert sunlight into electricity, and “conversion efficiency rates” are commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“GW” are to gigawatt, representing 1,000,000,000 watts, a unit of power-generating capacity or consumption;

•	“MW” are to megawatt, representing 1,000,000 watts, a unit of power-generating capacity or consumption. In this prospectus, it is assumed that, based on a yield rate of 95%, 420,000 125mm x 125mm or 280,000 156mm x 156mm silicon wafers are required to produce PV products capable of generating 1 MW, that each 125mm x 125mm and 156mm x 156mm PV cell generates 2.4 W and 3.7 W of power, respectively, and that each PV module contains 72 PV cells;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A convertible preference shares” are to our series A convertible preference shares, par value US$0.0001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

References in this prospectus to our annual manufacturing capacity assume 24 hours of operation per day for 350 days per year.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Solarfun, its predecessor entities and its consolidated subsidiaries.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations, unless otherwise noted, from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2007, which was RMB7.4928 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.” On January 14, 2008, the noon buying rate was RMB 7.2526 to US$1.00.

THE OFFERING

Issuer	Solarfun Power Holdings Co., Ltd.

Total ADSs offered hereby	Up to 5,000,000 ADSs, representing 25,000,000 ordinary shares (or up to 5,750,000 ADSs if the underwriter exercises its option in full). Pursuant to the share issuance and repurchase agreement, we will sell these ADSs to an affiliate of Morgan Stanley (the “ADS purchaser”), subject to our right to repurchase them for par value of the underlying ordinary shares.

Ordinary shares outstanding following this offering	ordinary shares (including ordinary shares represented by the ADSs offered hereby) (or up to ordinary shares (including up to ordinary shares represented by the ADSs offered hereby) if the underwriter exercises its option in full). This calculation of ordinary shares outstanding does not take into account our obligations to repurchase the ADSs we sell to the ADS purchaser (the “purchased ADSs”) pursuant to the share issuance and repurchase agreement (or the ordinary shares underlying such ADSs).

Nasdaq Global Market Symbol for our ADSs	Our ADSs are listed on The Nasdaq Global Market under the symbol “SOLF.”

Risk Factors	See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Description of Concurrent Offering	Concurrently with this offering of ADSs, we are offering, by means of a separate private placement, US$150,000,000 aggregate principal amount of our % Convertible Senior Notes due January , 2018 (our “convertible notes”) (or up to US$172,500,000 aggregate principal amount of convertible notes if the initial purchasers exercise their option to purchase additional convertible notes in full).

The delivery of the ADSs hereunder is contingent upon the closing of the concurrent offering of our convertible notes, and the closing of the offering of our convertible notes is contingent upon the delivery by us of the purchased ADSs offered hereby. See “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes.”

Use of Proceeds	We will not receive any proceeds from the sale of the purchased ADSs in this offering. An affiliate of the ADS purchaser will receive all the proceeds from the sale of the purchased ADSs. Such affiliate has informed us that it intends to use the short position created by the repurchase provisions of the share issuance and repurchase agreement and the concurrent sale of the purchased ADSs by means of this offering to facilitate transactions by which investors in our convertible notes may hedge their investments through privately negotiated transactions.

ADSs	Each ADS represents five ordinary shares, par value US$0.0001 per ordinary share. All non-Direct Registration System ADSs will be evidenced by American depositary receipts.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on January , 2008. The ordinary shares underlying the ADSs will be deposited with The Bank of New York’s custodian and will be registered in the name of The Bank of New York or its nominee. The Depository Trust Company, or DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Depositary	The Bank of New York.

Purpose of this offering	This offering is being done concurrently with a private offering of our convertible notes under Rule 144A under the Securities Act. This offering is intended to allow Morgan Stanley, which is acting as the initial purchaser of the convertible notes and the underwriter for this offering, to provide a hedge for the convertible note investors.

Ordinarily, hedge funds investing in an issuer’s convertible securities would borrow the underlying common stock and short it in the public market. In our case, however, there does not appear to be a sufficient public float in our outstanding ADSs to enable prospective investors to hedge the convertible notes efficiently. To remedy this problem and to make our convertible notes marketable on better terms, we will make additional ADSs available to Morgan Stanley as described below.

We will sell the purchased ADSs to Morgan Stanley pursuant to a share issuance and repurchase agreement, which is described below under “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes.” Under this agreement, we will sell ADSs to Morgan Stanley for the par value of the underlying ordinary shares, subject to our right to repurchase an equal number of ADSs from Morgan Stanley for the same price per share. In addition, under this agreement Morgan Stanley will pay to us an amount equal to any dividends or other distributions we make on the purchased ADSs, whether or not Morgan Stanley continues to hold them. Morgan Stanley is selling these purchased ADSs in this offering. The net effect of these transactions is to create a short position for Morgan Stanley in our ADSs, as if Morgan Stanley had borrowed

ADSs from us and sold them in the public market. This short position will allow Morgan Stanley to enter into swaps with investors in the convertible notes, allowing such investors to hedge their investments.

In view of the contractual undertakings of Morgan Stanley in the share issuance and repurchase agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the sale of the ADSs under the agreement, we believe that under U.S. GAAP, the ADSs sold in this offering will not be considered outstanding for the purpose of computing our basic or diluted earnings per share.

The overall effect of the transactions described above is to allow us to market our convertible notes on terms that are comparable to the terms we would otherwise have been able to achieve if there were enough of our ADSs available to be borrowed in the public market to enable investors in our convertible notes to hedge their investments efficiently. The existence of the share issuance and repurchase agreement could have the effect of causing the market price of our ADSs to be lower over the term of the agreement than it would have been had we not entered into the agreement. See “Risk Factors — Risks Related to This Offering — The effect of the issuance of the purchased ADSs in this offering, which issuance is being made to facilitate transactions by which investors in our convertible notes may hedge their investments, may be to lower the market price of our ADSs.” However, we have determined that the entry into the share issuance and repurchase agreement is in our best interests as a means to facilitate the offer and sale of our convertible notes pursuant to the concurrent private placement on terms more favorable to us than we could have otherwise obtained.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of operations for the period from August 27, 2004 (inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, and our consolidated balance sheets as of December 31, 2005 and 2006 have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those audited consolidated financial statements is included elsewhere in this prospectus, and the summary consolidated financial data for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated statement of operations data for each of the nine month periods ended September 30, 2006 and 2007 and summary consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period from
	August 27,
	2004
	(Inception) to				Nine Months
	December 31,	Year Ended December 31,			Ended September 30,
	2004	2005	2006	2006	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Net revenue	—	166,178	630,907	84,202	386,239	1,407,365	187,829
Cost of revenue	—	(139,903)	(446,530)	(59,595)	(267,429)	(1,184,087)	(158,030)
Gross profit	—	26,275	184,377	24,607	118,810	223,278	29,799
Operating expenses	(629)	(10,120)	(70,620)	(9,425)	(40,331)	(122,147)	(16,302)
Operating profit (loss)	(629)	16,155	113,757	15,182	78,479	101,131	13,497
Net income (loss)	(607)	14,410	105,921	14,136	72,871	81,593	10,890

Net income (loss) attributable to ordinary shareholders	(607)	14,410	98,695	13,172	69,195	81,593	10,890

Net income (loss) per share
— Basic	(0.01)	0.26	0.95	0.13	0.69	0.34	0.05
— Diluted	(0.01)	0.22	0.74	0.10	0.55	0.34	0.05
Shares used in computation
— Basic	51,994,399	54,511,540	103,631,832	103,631,832	100,350,000	240,024,754	240,024,754
— Diluted	51,994,399	66,366,469	142,108,460	142,108,460	131,624,178	240,024,754	240,024,754
Net income (loss) per ADS
— Basic	(0.05)	1.32	4.76	0.64	3.45	1.70	0.23
— Diluted	(0.05)	1.09	3.72	0.50	2.75	1.70	0.23
Shares used in computation
— Basic	10,398,880	10,902,308	20,726,366	20,726,366	20,070,000	48,004,951	48,004,951
— Diluted	10,398,880	13,273,294	28,421,692	28,421,692	26,324,836	48,004,951	48,004,951
Other Financial Data:
Gross margin	—	15.8%	29.2%		30.8%	15.9%
Operating profit margin	—	9.7%	18.0%		20.3%	7.2%
Net profit margin	—	8.7%	16.8%		18.9%	5.8%
Net cash flow used in operating activities	(8,180)	(76,582)	(523,061)	(69,809)	(414,659)	(834,940)	(111,433)
Net cash flow used in investing activities	(295)	(37,464)	(190,047)	(25,364)	(95,387)	(324,236)	(43,273)

	Period from
	August 27,
	2004
	(Inception) to	Year Ended				Nine Months
	December 31,	December 31,				Ended September 30,
	2004	2005		2006		2006		2007

Other Operating Data:
Amount of PV cells produced (including PV cell processing) (in MW)	—	1.0	(1)	26.2	(2)	16.2	(3)	63.3	(3)
Amount of PV modules produced (in MW):	—	5.5		19.6		11.3		53.7
Average selling price (in US$/W):
PV cells(4)	—	3.00		3.07		3.05		2.75
PV modules(5)	—	3.93		3.99		4.02		3.68

(1)	Of which 0.9 MW was used in our PV module production.
(2)	Of which 19.9 MW was used in our PV module production.
(3)	All of which was used in our PV module production.
(4)	All sales contracts for PV cells are denominated in Renminbi. Translations of Renminbi into U.S. dollars have been made at period end exchange rates.
(5)	Represents the average unit selling price in U.S. dollars specified in the sales contracts for PV modules.

The following table represents a summary of our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and September 30, 2007.

	As of December 31,				As of September 30,
	2004	2005	2006	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	3,525	7,054	1,137,792	151,851	345,448	46,104
Restricted cash	—	22,229	33,822	4,514	34,171	4,561
Accounts receivable, net of doubtful accounts	—	—	147,834	19,730	681,914	91,009
Inventories, net	4,511	76,819	372,504	49,715	522,955	69,794
Advance to suppliers	4,850	61,312	238,178	31,788	468,371	62,509
Other current assets	762	20,705	75,525	10,080	159,551	21,294
Amount due from related parties	18,000	—	153	20	3,009	402
Amount due from shareholders	—	—	578	78	—	—
Fixed assets, net	292	55,146	207,449	27,686	503,424	67,188
Intangible assets, net	—	—	12,897	1,721	94,930	12,670
Long-term investment	—	—	300	40	300	40
Deferred tax assets	—	96	3,400	454	8,129	1,084
Long-term deferred expenses	—	—	—	—	109,000	14,547
Total assets	31,940	243,361	2,230,432	297,677	2,931,202	391,202
Short-term bank borrowings	—	20,000	379,900	50,702	752,887	100,482
Long-term bank borrowings, current portion	—	—	16,000	2,135	16,000	2,135
Accounts payable	2,221	18,794	51,452	6,867	146,400	19,539
Notes payable	—	20,000	14,020	1,871	5,000	667
Accrued expenses and other liabilities	301	22,920	33,619	4,487	70,635	9,427
Customer deposits	—	55,319	17	2	84,825	11,321
Amount due to related parties	25	32,658	24,486	3,268	18,971	2,532
Deferred tax liabilities	—	—	—	—	9,086	1,213
Amount due to shareholders	—	—	7,572	1,011	—	—
Long-term bank borrowings, non-current portion	—	—	15,000	2,002	7,000	934
Total liabilities	2,547	169,691	542,066	72,345	1,110,804	148,250
Minority interests	—	—	10,151	1,355	44,820	5,981
Total shareholders’ equity	29,393	73,670	1,678,215	223,977	1,775,578	236,971
Total liabilities and shareholders’ equity	31,940	243,361	2,230,432	297,677	2,931,202	391,202

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider the risks described below as well as information in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Company and Our Industry

Evaluating our business and prospects may be difficult because of our limited operating history, and our past results may not be indicative of our future performance.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began operations in August 2004 and shipped our first PV modules and our first PV cells in January 2005 and November 2005, respectively. Our business has grown and evolved at a rapid rate since we started our operations. As a result, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects and we may not be able to achieve a similar growth rate in future periods. In particular, our future success will require us to continue to increase the manufacturing capacity of our facilities significantly beyond their current capacities. Moreover, our business model, technology and ability to achieve satisfactory manufacturing yields at higher volumes are unproven. Therefore, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as a company with a relatively short operating history in a competitive industry seeking to develop and manufacture new products in a rapidly growing market, and you should not rely on our past results or our historic rate of growth as an indication of our future performance.

Our future success substantially depends on our ability to significantly expand both our manufacturing capacity and output, which is subject to significant risks and uncertainties. If we fail to achieve this expansion, we may be unable to grow our business and revenue, reduce our costs per watt, maintain our competitive position or improve our profitability.

Our future success depends on our ability to significantly increase both our manufacturing capacity and output. We plan to expand our business to address growth in demand for our products, as well as to capture new market opportunities. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need for additional funding to purchase and prepay for raw materials or to build manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;

•	the inability to obtain, or delays in, obtaining required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

In order to manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth.

If we encounter any of the risks described above, or are otherwise unable to establish or successfully operate additional manufacturing capacity or to increase manufacturing output, we may be unable to grow our business and revenue, reduce our costs per watt, maintain our competitiveness or improve our profitability, and our business, financial condition, results of operations and prospects will be adversely affected.

We recently acquired an early stage ingot plant. We may not be successful in operating this new business and expenditures required to ramp up its capacity may strain our capital resources. Furthermore, any shortfall in supply of polysilicon to that plant may have a material adverse effect on our results of operations and our future business prospects.

We have entered into the silicon ingot production business through our acquisition of a 52% equity interest in Yangguang Solar, an ingot plant that commenced operations in October 2007. Our expansion into the ingot business aims to secure our access to steady supplies of silicon ingots at reasonable prices, and we intend to integrate such upstream business into our increasingly vertical business model. However, we have no prior experience in operating an ingot plant. The technology for the manufacture of silicon ingots is complex, requires costly equipment and continuous modifications in order to improve yields and product performance. Increases in lead times for delivering ingot-making equipment could also delay or otherwise hamper the development of our ingot business. We will also need to make substantial capital expenditure in installing Yangguang Solar’s production lines and ramping up its capacity in 2008, which may put a strain on our capital resources.

Moreover, Yangguang Solar relies on Jiangsu Zhongneng PV Technology Development Co., Ltd., or Zhongneng, which is also an early stage company that has in the past experienced delays in ramping up its operations, to supply a significant portion of its polysilicon requirements. Zhongneng agreed in a share purchase agreement dated June 6, 2007 relating to a previous sale of the equity interests of Yangguang Solar between Zhongneng, as seller, and Nanjing Linyang Electric Investment Co., Ltd., or Nanjing Linyang, and Lianyungang Suyuan Group Co., Ltd., or Suyuan Group, as purchasers, to deliver polysilicon to Yangguang Solar in the amount of 50 tons in 2007, 700 tons in 2008 and 1,200 tons in 2009. However, the actual delivered quantity was 27 tons in 2007, and based upon this decreased delivery volume in 2007, it is expected that the amounts to be delivered in 2008 and 2009 may be significantly less. Yangguang Solar is currently receiving polysilicon from Zhongneng based on purchase orders negotiated on a month-to-month basis. In light of this unfavorable situation, Nanjing Linyang, which is controlled by our chairman, Mr. Yonghua Lu, and continues to own an 18% interest in Yangguang Solar, intends to negotiate for the originally committed polysilicon supply amount pursuant to the agreement.

Yangguang Solar will attempt to offset any shortfalls from Zhongneng through purchases from other third-party suppliers, including higher-cost spot market purchases. However, we believe there currently is significant excess demand in the global market for polysilicon and polysilicon suppliers may be unable to meet anticipated requirements based on their current production capacity. The ability of Zhongneng to meet the polysilicon requirements of Yanguang Solar could be materially and adversely impacted by many factors, including operational and financial difficulties at Zhongneng. In particular, any merger, acquisition or consolidation transaction involving Zhongneng and any of our competitors could have an adverse impact on our relationship with Zhongneng and our ability to secure adequate supplies of polysilicon for our operations. Moreover, if Zhongneng does not for whatever reason supply polysilicon to Yangguang Solar in sufficient quantities at commercially reasonable prices, Yangguang Solar may be unable to source polysilicon from other third parties and therefore may fail to meet its production targets for 2008 and 2009, which would consequently have a material and adverse effect on our results of operations for those periods and our future business prospects.

We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.

We currently sell a substantial portion of our PV products to a limited number of customers. Customers accounting for more than 10% of our net revenue accounted for an aggregate of 50.8%, 71.2% and 48.6% of our net revenue in 2005, 2006 and the nine months ended September 30, 2007, respectively. Most of our large customers are located in Europe, particularly Germany, Italy and Spain. The loss of sales to any one of these customers would have a significant negative impact on our business. Sales to our customers are mostly made through non-exclusive arrangements. Due to our dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of our competitors’ products;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers;

•	any adverse change in the bilateral or multilateral trade relationships between China and European countries, particularly Germany; and

•	failure of any of our significant customers to make timely payment for our products.

We expect that we will continue to depend on a relatively small number of customers for a high percentage of our revenue for the foreseeable future, as well as the ability of these customers to sell solar power products that incorporate our PV products.

With certain significant customers, we enter into framework agreements that set forth our customers’ purchase goals and the general conditions under which our sales are to be made. But such agreements are only binding to the extent a purchase order for a specific amount of our products is issued and certain sales terms may be adjusted from time to time. For example, we entered into a framework agreement with Social Capital S.L. under which it agreed to purchase 84 MW of PV modules in total from 2007 to 2008. However, since we could not reach an agreement with Social Capital S.L. on actual sales terms, Social Capital S.L. has not made any purchase order of our PV modules and it is unlikely that it will purchase our PV modules in the foreseeable future. In addition, we have in the past had disagreements with our customers relating to the volumes, delivery schedules and pricing terms contained in such framework contracts that have required us to renegotiate these contracts. However, renegotiation of our framework contracts may not always be in our best interests and disagreements on terms could escalate into formal disputes that could cause us to experience order cancellations or harm our reputation.

Furthermore, our customer relationships have been developed over a short period of time and are generally in preliminary stages. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with customers do not continue to develop, we may not be able to expand our customer base, or maintain or increase our customers and revenue. Moreover, our business, financial condition, results of operations and prospects are affected by competition in the market for the end products manufactured by our customers, and any decline in their business could materially harm our revenue and profitability.

We are currently experiencing an industry-wide shortage of silicon and silicon wafers. The prices that we pay for these materials have increased in the past and prices may continue to increase in the future, which may materially and adversely affect our results of operations and decrease our gross profit margins and profitability.

Silicon wafers are an essential raw material in our production of PV products. Silicon is created by refining quartz or sand, and is melted and grown into crystalline ingots or other forms which are then sliced into wafers. We depend on our suppliers for timely delivery of silicon wafers in sufficient quantities and satisfactory quality, and any disruption in supply or inability to obtain silicon wafers at an acceptable cost or at all, will materially and adversely affect our business and operations.

There is currently an industry-wide shortage of silicon and silicon wafers, which has resulted in significant price increases. Based on our experience, the average prices of silicon and silicon wafers may continue to increase. Moreover, we expect the shortages of silicon and silicon wafers to continue as the solar power industry continues to grow and as additional manufacturing capacity is added. Silicon wafers are also used in the semiconductor industry generally and any increase in demand from that sector will exacerbate the current shortage. The production of silicon and silicon wafers is capital intensive and adding manufacturing capacity requires significant lead time. While we are aware that several new facilities for the manufacture of silicon and silicon wafers are under construction around the world, we do not believe that the supply shortage will be remedied in the near term. We expect that the demand for silicon and silicon wafers will continue to outstrip supply for the foreseeable future.

We have attempted to ease our supply shortages by prepaying for silicon and silicon wafers and establishing strategic relationships with certain suppliers. However, we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantities or at acceptable prices. In particular, since some of our suppliers do not themselves manufacture silicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient silicon to satisfy their contractual obligations to us. In addition, we, like other companies in the PV industry, compete with companies in the semiconductor industry for silicon wafers, and companies in that sector typically have greater purchasing power and market influence than companies in the PV industry. We acquire silicon wafers from our suppliers primarily through short-term supply arrangements for periods ranging from several months to two years. This subjects us to the risk that our suppliers may cease supplying silicon wafers to us for any reason, including due to uncertainties in their financial viability and having committed more volume to customers than they can deliver. These suppliers could also choose not to honor such contracts and we generally have limited recourse to seek any form of compensation. If either of these circumstances occurs, our supply of critical raw materials at reasonable costs and our basic ability to conduct our business could be severely restricted. Moreover, since most of our supply contracts require prepayment of a substantial portion of the contract price, we may not be able to recover such prepayments and we would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Furthermore, we have not fixed the price for a significant portion of the silicon wafers supplies for 2008 with some of our suppliers. As a result, the price we will need to pay may need to be adjusted or renegotiated to reflect the prevailing market price around the time of delivery, which may be higher than we expect. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may materially and adversely impact our cost of revenue, gross margins and profitability. Any disagreements on terms could also escalate into formal disputes and disrupt the supply of silicon wafers to us.

There are a limited number of silicon and silicon wafer suppliers, and many of our competitors also purchase silicon and silicon wafers from these suppliers. In addition, there has been an ongoing trend in the industry towards vertical integration whereby PV cell and PV module manufacturers expand into silicon and silicon wafer manufacturing and silicon and silicon wafer manufacturers expand into PV cell and PV module manufacturing. To the extend that such vertical integration involves mergers or acquisitions of existing silicon or silicon wafer manufacturers, this trend may result in a reduction of the silicon and silicon wafer supply that is freely available in the market to companies such as Solarfun, which may cause additional shortages or increase pricing. Additionally, PV cell and PV module manufacturers that have integrated silicon or silicon wafer manufacturing may have a competitive advantage over us by virtue of having access to their internal silicon or silicon wafer supply at lower cost at a time of market shortages for those materials. Since we have only been purchasing silicon wafers in bulk for approximately two years, our competitors may have longer and stronger relationships with these suppliers than we do. As we intend to significantly increase our manufacturing output, an inadequate allocation of silicon wafers would have a material adverse effect on our expansion plans. Moreover, the inability to obtain silicon wafers at commercially reasonable prices or at all would harm our ability to meet existing and future customer demand for our products, and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2005, 2006 and the nine months ended September 30, 2007, our five largest suppliers supplied in the aggregate 71.3%, 50.9% and 85.2%, respectively, of our total silicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Allegations have been made and may be made in the future regarding the quality of our suppliers’ inventories. In addition, some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. In particular, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform in the past on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition and results of operations.

Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fix-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our revenue and profitability.

We have in the past secured, and plan to continue to secure, our supply of silicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In the past, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. As of December 31, 2006 and September 30, 2007, we had advanced RMB238.2 million (US$31.8 million) and RMB468.4 million (US$62.5 million) to our suppliers, respectively. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of silicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenue would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our revenue and profitability may be materially reduced.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We typically require a significant amount of cash to fund our operations, especially prepayments to suppliers to secure our silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. Furthermore, we acquired a 52% equity interest in Yangguang Solar, a newly established silicon ingot plant, in August 2007 and will need to make substantial capital expenditures in equipment purchases to ramp up its production capacity in 2008. We believe that our cash and cash equivalents, anticipated cash flow from operations and existing credit facilities may not be sufficient to meet our anticipated needs for the 12 months following the date of this prospectus. Any future acquisitions, expansions, or market changes or other developments will cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

We cannot assure you that financing will be available on satisfactory terms, or at all. In particular, as of September 30, 2007, RMB695.9 million (US$92.9 million) of our outstanding borrowings were guaranteed by Linyang Electronics, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer. We do not have control over Linyang Electronics and Mr. Lu has recently reduced his holding of our shares by a significant amount. See “—Two of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.” Mr. Lu will also resign as our chief executive officer as of February 25, 2008, although he will continue to serve as our chairman and remain actively involved in our business focusing on various area of strategic importance in our company. If for any reason Linyang Electronics ceases to guarantee our existing borrowings, it may be difficult for us to obtain necessary financing in a timely manner or on commercially acceptable terms and our growth prospects and future profitability may decrease materially.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2005, 2006 and the nine months ended September 30, 2007 a substantial majority of our revenue was generated by sales to customers outside of China. The marketing, distribution and sale of our PV products overseas expose us to a number of risks, including:

•	fluctuations in currency exchange rates of the U.S. dollar, Euro and other foreign currencies against the Renminbi;

•	difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing and sales activities in various countries;

•	difficulty and costs relating to compliance with different commercial and legal requirements in the jurisdictions in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers, such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, our ability to conduct or expand our business abroad would be impaired, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to compete in the highly competitive solar energy market, our revenue and profits may decrease.

The solar energy market is very competitive. We face competition from a number of sources, including domestic, foreign and multinational corporations. We believe that the principal competitive factors in the markets for our products are:

•	manufacturing capacity;

•	power efficiency;

•	range and quality of products;

•	price;

•	strength of supply chain and distribution network;

•	after-sales services; and

•	brand image.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. In particular, many of our competitors are developing and manufacturing solar energy products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. In addition, our competitors may have stronger relationships or have or may enter into exclusive relationships with key suppliers, distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demands or devote greater resources to the development, promotion and sales of their products than we can. Furthermore, competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors have also become vertically integrated, with businesses ranging from upstream silicon wafer manufacturing to solar power system integration, and we may also face competition from semiconductor manufacturers, several of which have already announced their intention to commence production of PV cells and PV modules. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share and our financial condition and results of operations would be materially and adversely affected.

In the immediate future, we believe that the competitive arena will increasingly center around securing silicon supply and forming strategic relationships to secure supply of key components and technologies. Many of our competitors have greater access to silicon supply or have upstream silicon wafer manufacturing capabilities. We believe that as the supply of silicon stabilizes over time, competition will become increasingly based upon more traditional marketing and sales activities. Since we have conducted limited advertising in the past, the greater sales and marketing resources, experience and name recognition of some of our competitors may make it difficult for us to compete if and when this transition occurs.

In addition, the solar power market in general competes with other sources of renewable energy as well as conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market and our business and prospects could suffer.

Our profitability depends on our ability to respond to rapid market changes in the solar energy industry, including by developing new technologies and offering additional products and services.

The solar energy industry is characterized by rapid increases in the diversity and complexity of technologies, products and services. In particular, the ongoing evolution of technological standards requires products with improved features, such as more efficient and higher power output and improved aesthetics. As a result, we expect that we will need to constantly offer more sophisticated products and services in order to respond to competitive industry conditions and customer demands. If we fail to develop, or obtain access to, advances in technologies, or if we are not able to offer more sophisticated products and services, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for products using older technologies. As a result, if we are not able to reduce the costs associated with our products, the profitability of any given product, and our overall profitability, may decrease over time. Furthermore, technologies developed by our competitors may provide more advantages than ours for the commercialization of PV products, and to the extent we are not able to refine our technology and develop new PV products, our existing products may become uncompetitive and obsolete.

In addition, we will need to invest significant financial resources in research and development to maintain our competitiveness and keep pace with technological advances in the solar energy industry. However, commercial acceptance by customers of new products we offer may not occur at the rate or level expected, and we may not be able to successfully adapt existing products to effectively and economically meet customer demands, thus impairing the return from our investments. We may also be required under the applicable accounting standards to recognize a charge for the impairment of assets to the extent our existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our financial condition and results of operations.

Moreover, in response to the rapidly evolving conditions in the solar energy industry, we may expand our business downstream to provide system integration products and services. This expansion requires significant investment and management attention from us, and we are likely to face intense competition from companies that have extensive experience and well-established businesses and customer bases in the system integration sector. We cannot assure you that we will succeed in expanding our business downstream. If we are not able to bring quality products and services to market in a timely and cost-effective manner and successfully market and sell these products and services, our ability to continue penetrating the solar energy market, as well as our results of operations and profitability, will be materially and adversely affected.

Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration, results of operations and profitability. In addition, such strategic acquisitions, alliances and investments themselves entail significant risks that could materially and adversely affect our business.

We are pursuing expansion into downstream system integration services through our subsidiary, Shanghai Linyang, and we are considering pursuing upstream silicon feedstock sourcing through strategic partnerships and investments. We intend to continue to establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. These types of transactions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers and may require significant attention from our management, and the diversion of our management’s attention could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions and investments into our existing business and operations. Furthermore, we may not be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective or beneficial for our business. Any difficulty we face in this regard could have a material adverse effect on our market penetration, our results of operations and our profitability.

Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business. In addition, changes in government policies, both domestically and internationally, that are not favorable to the development of the solar energy industry, may also have a material adverse effect on the success of our strategic acquisitions, investments and alliances.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. In addition, product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Our PV modules are typically sold with a two-year or, most recently, three-year unlimited warranty for technical defects, a 10-year warranty against declines greater than 10%, and a 20 or 25-year warranty against declines of greater than 20%, in their initial power generation capacity. As a result, we bear the risk of extensive warranty claims for an extended period after we have sold our products and recognized revenue. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005 and 2006 and September 30, 2007, our accrued warranty costs totaled RMB1.5 million, RMB7.6 million (US$1.0 million) and RMB18.3 million (US$2.4 million), respectively.

In addition, as we purchase the silicon and silicon wafers and other components that we use in our products from third parties, we have limited control over the quality of these raw materials and components. Unlike PV modules, which are subject to certain uniform international standards, silicon and silicon wafers generally do not have uniform international standards, and it is often difficult to determine whether product defects are a result of the silicon or silicon wafers or other components or reasons. Furthermore, the silicon and silicon wafers and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products, provide refunds or resolve disputes with regard to warranty claims through litigation, arbitration or other means. Product failures and related adverse publicity may also damage our market reputation and cause our sales to decline.

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of the solar power products we sell results in injury, death or damage to property. We cannot predict at this time whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. In addition, we have not made provisions for potential product liability claims and we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Moreover, the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and our revenue and profitability would be reduced.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Furthermore, market data in the PV industry are not as readily available as those in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry or other energy resource industries;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of PV products, which tend to decrease when the overall economy slows down; and

•	deregulation of the electric power industry and the broader energy industry.

Existing regulations and policies governing the electricity utility industry, as well as changes to these regulations and policies, may adversely affect demand for our products and materially reduce our revenue and profits.

The electric utility industry is subject to extensive regulation, and the market for solar energy products, including PV products, is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continue to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.

Moreover, we expect that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. We also have to comply with the requirements of individual localities and design equipment to comply with varying standards applicable in the jurisdictions where we conduct business. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products, as well as materially and adversely affect our financial condition and results of operations.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could have a materially adverse effect on our business and prospects.

We believe that the near-term growth of the market for “on-grid” applications, where solar energy is used to supplement a customer’s electricity purchased from the electric utility, depends in large part on the availability and size of government subsidies and economic incentives. As a portion of our sales is in the on-grid market, the reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition. As a result, there are indications that the PV market has been experiencing a price decrease in PV products since the second half of 2006. The average selling price of our PV modules decreased to US$3.68 per watt in the nine months ended September 30, 2007 from US$4.02 in the same period in 2006. We anticipate the average selling price of our PV modules may continue to decline, which could have a material adverse effect on our business, financial condition and results of operation.

The cost of solar energy currently substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain and the United States, have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

The lack or inaccessibility of financing for off-grid solar energy applications could cause our sales to decline.

Our products are used for “off-grid” solar energy applications in developed and developing countries, where solar energy is provided to end users independent of an electricity transmission grid. In some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If existing financing programs for off-grid solar energy applications are eliminated or if financing becomes inaccessible, the growth of the market for off-grid solar energy applications may be materially and adversely affected, which could cause our sales to decline. In addition, rising interest rates could render existing financings more expensive, as well as serve as an obstacle for potential financings that would otherwise spur the growth of the PV industry.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We also cannot assure you that the outcome of any such litigation would be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as expend our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We may be exposed to infringement or misappropriation claims by third parties, particularly in jurisdictions outside China which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties, as well as have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. As we continue to market and sell our products internationally, and as litigation becomes more common in the PRC, we face a higher risk of being the subject of claims for intellectual property infringement, as well as having indemnification relating to other parties’ proprietary rights held to be invalid. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in the European Union, the PRC or other countries. The validity and scope of claims relating to PV technology patents involve complex, scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

We may not be able to obtain sufficient patent protection on the technology embodied in the PV products we currently manufacture and sell, which could reduce our competitiveness and increase our expenses.

Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the PV cells we currently manufacture and sell, our success and ability to compete in the future may also depend to a significant degree on obtaining patent protection for our proprietary technologies. As of September 30, 2007, we had one issued patent and seven pending patent applications in the PRC. We do not have, and have not applied for, any patents for our proprietary technologies outside the PRC. As the protections afforded by our patents are effective only in the PRC, our competitors and other companies may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies, and obtain patents for such technologies in other jurisdictions, including the countries in which we sell our products. Moreover, our patent applications in the PRC may not result in issued patents, and even if they do result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. As a result, our present and future patents may provide only limited protection for our technologies, and may not be sufficient to provide competitive advantages to us.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of some of our directors and key executives. In particular, we are highly dependent upon our directors and officers, including Mr. Yonghua Lu, chairman of our board of directors and current chief executive officer, Mr. Henricus Johannes Petrus Hoskens, our new chief executive officer, Mr. Hanfei Wang, our director and chief operating officer, and Mr. Yuting Wang, our chief engineer. Mr. Fei Yun recently resigned as director of technology. In addition, Ms. Xihong Deng recently resigned as a member of our board of directors and as vice president in charge of international sales. Mr. Lu will also resign as our chief executive officer as of February 25, 2008, although he will continue to serve as our chairman and remain actively involved in our business focusing on various area of strategic importance in our company. If we lose the services of one or more of our directors and executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new directors and officers, particularly those with a significant mix of both international and China-based solar power industry experience similar to our current directors and officers, which could severely disrupt our business and growth. In addition, if any of these directors or executives joins a competitor or forms a competing company, we may lose some of our customers. Each of these directors and executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between these directors or executive officers and us, it is not clear, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where all of these directors and executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for personnel in the solar energy industry in China is intense, and the availability of suitable and qualified candidates is limited. In particular, we compete to attract and retain qualified research and development personnel with other PV technology companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

The pending change in chief executive officer, our recent change in chief financial officer and resignation of our principal accounting officer may have an adverse effect on the overall operations of our company and the functioning of our financial controls and reporting.

We recently appointed Mr. Henricus Johannes Petrus Hoskens as our new chief executive officer. His tenure will commence on February 25, 2008 and Mr. Yonghua Lu will resign as our chief executive officer as of February 25, 2008. Although Mr. Lu will continue to serve as our chairman and remain actively involved in our business focusing on various area of strategic importance in our company, the transition period for our chief executive officer may not be smooth and there may be an adverse effect on our overall operations. In addition, we recently appointed Ms. Amy Jing Liu to be our chief financial officer, replacing Mr. Kevin C. Wei, whose employment contract expired on October 31, 2007. Ms. Ru Cai, our former principal accounting officer, also resigned. Although there was an overlap of almost two weeks between the end of Mr. Wei’s tenure at our company and Ms. Liu’s appointment and we have hired additional financial officers during the past few months, the transition period for our chief financial officer may not be smooth and there may be an adverse effect on the functioning of our financial controls and reporting as a result of this change in management.

Our independent auditors, in the course of auditing our consolidated financial statements for the year ended December 31, 2006 noted significant deficiencies in our internal controls that collectively were deemed to constitute a material weakness. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ADSs may be adversely impacted if we or our independent auditors are unable to attest to the adequacy of the internal control over financial reporting of our company in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in December 2006, we were a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In connection with their audits of our consolidated financial statements for the period from August 27, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005, our auditors, an independent registered public accounting firm, noted and communicated to us certain significant deficiencies in our internal control over financial reporting that were deemed to constitute “material weaknesses” as defined in standards established by the U.S. Public Company Accounting Oversight Board. These material weaknesses previously identified by our independent auditors, which could have resulted in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected, consisted of inadequate independent oversight and inadequate personnel resources, processes and documentation to address reporting requirements under U.S. GAAP and relevant regulations of the U.S. Securities and Exchange Commission, or the SEC.

In order to remedy these material weaknesses, we adopted and implemented several measures to improve our internal control over financial reporting. In addition to appointing a chief financial officer to lead our company’s financial and risk management and a principal accounting officer, we established in November 2006 an audit committee composed entirely of independent directors to oversee the accounting and financial reporting processes as well as external and internal audits of our company.

In the course of auditing our consolidated financial statements as of and for the nine months ended September 30, 2006 and the year ended December 31, 2006, our auditors noted improvements in our internal controls, as well as certain circumstances in which our financial statement closing processes could and should be further enhanced that collectively constituted a material weakness in our internal control over financial reporting. Specifically, written intentions to grant share options to certain of our employees should have been disclosed in the previously issued December 31, 2004, December 31, 2005 and March 31, 2006 financial statements as a subsequent event. This material weakness could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected. However, our management believes that none of the specific deficiencies identified has individually or collectively had a material adverse effect on our financial statements, and these deficiencies were not related to any fraudulent acts.

To address this material weakness, we have undertaken additional initiatives to strengthen our internal control over financial reporting generally and specifically to improve our U.S. GAAP financial closing-related policies and procedures. These initiatives have included hiring additional qualified professionals with relevant experience for our finance and accounting department and increasing the level of interaction among our management, audit committee, independent auditors and other external advisors. We are also in the process of implementing additional measures to further make improvements, including providing specialized training for our existing personnel. However, the implementation of these initiatives may not fully address these deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. Our failure to correct these deficiencies or our failure to discover and address any other weaknesses or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2007. In addition, beginning at the same time, our auditors must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management does conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may decline to attest to the effectiveness of our internal control over financial reporting or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

We have very limited insurance coverage and we are subject to the risk of damage due to fires or explosions because some materials we use in our manufacturing processes are highly flammable.

We do not maintain any third-party liability insurance coverage or any insurance coverage for business interruption or environmental damage arising from accidents that occur in the course of our operations. As a result, we may have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, we are subject to risk of explosion and fires, as highly flammable gases, such as silane and nitrogen gas, are generated in our manufacturing processes. While we have not experienced to date any explosion or fire, the risks associated with these gases cannot be completely eliminated. We have adopted various measures, such as using special gas treatment equipment, to minimize such risk. Although we maintain fire insurance coverage, it may not be sufficient to cover all of our potential losses due to an explosion or fire. Moreover, if any of our production lines or equipment were to be damaged or cease operation as a result of an explosion or fire, it would temporarily reduce our manufacturing capacity and may result in investigations or penalties by relevant regulatory authorities, which could materially and adversely affect our business, financial condition and results of operations.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing operations and research and development activities, including toxic, volatile and otherwise hazardous chemicals and wastes. We are in compliance with current environmental regulations to conduct our business as it is presently conducted. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could also require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business, as well as our financial condition and results of operations.

The use of certain hazardous substances, such as lead, in various products is also coming under increasingly stringent governmental regulation. Increased environmental regulation in this area could adversely impact the manufacture and sale of solar modules that contain lead and could require us to make unanticipated environmental expenditures. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the WEEE Directive, requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products placed on the market in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment, or the RoHS Directive, restricts the use of certain hazardous substances, including lead, in specified products. Other jurisdictions are considering adopting similar legislation. Currently, we are not required under the WEEE or RoHS Directives to collect, recycle or dispose any of our products. However, the Directives allow for future amendments subjecting additional products to the Directives’ requirements. If, in the future, our solar modules become subject to such requirements, we may be required to apply for an exemption. If we were unable to obtain an exemption, we would be required to redesign our solar modules in order to continue to offer them for sale within the European Union, which would be impractical. Failure to comply with the Directives could result in the imposition of fines and penalties, the inability to sell our solar modules in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementing rules, Linyang China is currently subject to a preferential enterprise income tax rate of 24% and a local income tax rate of 3%. In addition, under these taxation laws and regulations, Linyang China was exempted from enterprise income tax for 2005 and 2006 and was taxed at a reduced rate of 12% in 2007, and would be taxed at such reduced tax rate in 2008 and 2009. From 2005 until the end of 2009, Linyang China is also exempted from the 3% local income tax. Furthermore, Linyang China is entitled to a two-year income tax exemption for 2006 and 2007 and a reduced tax rate of 12% for the following three years on income generated from its increased capital resulting from our contribution to Linyang China of the funds we received through issuances of our series A convertible preference shares in June and August 2006. As these tax incentives expire, the effective tax rate of Linyang China will increase significantly, and any increase of Linyang China’s enterprise income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, or the EIT Law, which law took effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. The unified income tax rate of 25% will be applied to Linyang China after the expiration of the above-mentioned period of preferential tax treatment. Any increase in our effective tax rate as a result of the above may adversely affect our operating results.

Under a recently promulgated PRC Tax Law, we may be classified as a “Resident Enterprise” of the PRC. Such classification would likely result in negative tax consequences to us and could result in negative tax consequences to our non-PRC shareholders.

Under the new tax law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is normally subject to enterprise income tax at the rate of 25% on its global income. All of our management is currently located in the PRC, and we may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% of our global income. In that case, it is possible that the EIT Law and its implementation rules may cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the EIT law, foreign shareholders and ADS holders could become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.

Fluctuations in exchange rates could adversely affect our business as well as result in foreign currency exchange losses.

Our financial statements are expressed in, and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 12.4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. An appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenue generated from our international sales. If we increased our pricing to compensate for the reduced purchasing power of foreign currencies, we may decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales and materially and adversely affect our business.

A substantial portion of our sales is denominated in U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. As a result, the revaluation of the Renminbi in July 2005 has increased, and further revaluations could further increase, our costs. In addition, as we rely entirely on dividends paid to us by Linyang China, our operating subsidiary in the PRC, any significant revaluation of the Renminbi may have a material adverse effect on our financial condition and results of operations. The value of, and any dividends payable on, our ADSs in foreign currency terms will also be affected. For example, when converting the U.S. dollars we receive from financing into Renminbi amount for our operations, any appreciation of Renminbi against the U.S. dollar will decrease the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, an appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred net foreign currency losses of RMB1.8 million, RMB4.3 million (US$0.6 million) and RMB22.3 million (US$3.0 million) in 2005, 2006 and the nine months ended September 30, 2007, respectively. We cannot predict the impact of future exchange rate fluctuations on our financial condition and results of operations, and we may incur net foreign currency losses in the future.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Two of our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Yonghua Lu, chairman of our board of directors and chief executive officer, and Good Energies II LP currently own 15.95% and 34.34%, respectively, of our outstanding share capital. In December 2007, Mr. Yonghua Lu transferred 38,634,750 ordinary shares beneficially owned by him to Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited. Mr. Lu and Good Energies II LP have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.

We adopted a share incentive plan for our employees in November 2006, pursuant to which we may issue options to purchase up to 10,799,685 ordinary shares. As of September 30, 2007, options to purchase 8,772,998 ordinary shares had been granted under this plan. In August 2007, we adopted our 2007 equity incentive plan and 10,799,685 additional ordinary shares were reserved for issuance under the plan. In addition, our 2007 equity incentive plan provides for annual increase in the number of shares available for issuance on the first day of each fiscal year equal to 2% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or such lesser amount as our board of directors may determine. As a result of these option grants and potential future grants under these plans, we expect to incur significant share compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. Fair value is determined based on an independent third party valuation. We have adopted Statement of Financial Accounting Standard No. 123 (revised 2004) for the accounting treatment of our share incentive plan. As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, our share incentive plan and other similar types of incentive plans are important in order to attract and retain key personnel. We cannot assure you that employee share options or other share-based compensation we may grant in the future, would not have a material adverse effect on our profitability.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the PRC economy has grown significantly over the past 25 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects. In particular, the PRC government has, in recent years, promulgated certain laws and regulations and initiated certain government-sponsored programs to encourage the utilization of new forms of energy, including solar energy. We cannot assure you that the implementation of these laws, regulations and government programs will be beneficial to us. In particular, any adverse change in the PRC government’s policies toward the solar power industry may have a material adverse effect on our operations as well as on our plans to expand our business into downstream system integration services.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct substantially all of our business through our operating subsidiary in the PRC, Linyang China, a Chinese wholly foreign-owned enterprise. Linyang China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct substantially all of our business through our operating subsidiary, Linyang China, which is a limited liability company established in China. We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Linyang China is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Linyang China is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, the instruments governing Linyang China’s indebtedness restrict its ability to pay dividends or make other distributions to us and Linyang China may in the future enter into agreements that limit its ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

A portion of our revenue and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Linyang China may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by Linyang China under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if Linyang China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Linyang China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, or the NDRC, the Ministry of Commerce or their respective local counterparts. These limitations could affect the ability of Linyang China to obtain foreign exchange through debt or equity financing.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in a restriction on our PRC subsidiary’s ability to distribute profits to us or otherwise materially and adversely affect our business. In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

We face risks related to health epidemics and other outbreaks.

Adverse public health epidemics or pandemics could disrupt business and the economics of the PRC and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or other similar adverse public developments may, among other things, significantly disrupt our business, including limiting our ability to travel or ship our products within or outside China and forcing us to temporary close our manufacturing facilities. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to This Offering

The effect of the issuance of our ADSs in this offering, which issuance is being made to facilitate transactions by which investors in our convertible notes may hedge their investments, may be to lower the market price of our ADSs.

In this offering, we are offering up to 5,000,000 ADSs (or up to 5,750,000 ADSs if the underwriter exercises its options in full). These ADSs are being purchased by the ADS purchaser, an affiliate of Morgan Stanley & Co. Incorporated, the underwriter in this offering, pursuant to a share issuance and repurchase agreement. We will not receive any proceeds from the sale of the purchased ADSs. An affiliate of the ADS purchaser has informed us that it intends to use the short position created by the repurchase provisions of the share issuance and repurchase agreement and concurrent sale of the purchased ADSs to facilitate transactions by which investors in our convertible notes may hedge their investments through privately negotiated transactions.

We will have the right to repurchase, for par value, the purchased ADSs when our convertible notes, which are being offered in a concurrent private placement, are no longer outstanding, or in certain other circumstances. Our right to repurchase ADSs under the share issuance and repurchase agreement will expire one month after the maturity date of the convertible notes. The ADS purchaser may require us to repurchase, for par value, the purchased ADSs, in whole or in part, at any time on three business days’ notice. See “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes.”

The existence of the share issuance and repurchase agreement and the sales of our ADSs effected in connection with the sale of our convertible notes could cause the market price of our ADSs to be lower over the term of the share issuance and repurchase agreement than would have been the case had we not entered into that agreement.

The market price for our ADSs may be volatile.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from December 20, 2006 to January 14, 2008, the trading price of our ADSs on the Nasdaq Global Market has ranged from a low of US$8.22 per ADS to a high of US$37.64 per ADS.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	announcements by other companies in our industry relating to their operations, financial condition or financial performance or to our industry in general;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

Future issuances of ordinary shares, ADSs or equity-related securities may depress the trading price of our ADSs.

Any issuance of equity securities after this offering, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our ADSs. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity and to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Sales of a substantial number of ADSs or other equity-related securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our ADSs or other equity-related securities would have on the market price of our ADSs. In addition, the price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible notes as a more attractive means of obtaining equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our convertible notes.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to you. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, in the event we conduct any rights offering in the future, the depositary may not make such rights available to you or may dispose of such rights and make the net proceeds available to you. As a result, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials, especially silicon wafers, in the future;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products and conventional energy suppliers.

This prospectus also contains data related to the PV market worldwide and in China. This market data, including market data from Solarbuzz, an independent solar energy research firm, include projections that are based on a number of assumptions. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the purchased ADSs in this offering. An affiliate of the ADS purchaser will receive all the proceeds from the sale of the purchased ADSs. Such affiliate has informed us that it intends to use the short position created by the repurchase provisions of the share issuance and repurchase agreement and the concurrent sale of the purchased ADSs by means of this offering to facilitate transactions by which investors in our convertible notes may hedge their investments through privately negotiated transactions. This offering is being conducted concurrently with the private placement of our convertible notes. This offering is conditioned upon the closing of such offering.

Pursuant to the share issuance and repurchase agreement, we will sell the purchased ADSs offered in this offering (or up to 5,750,000 ADSs if the underwriter exercises its option in full) for US$0.0005 per ADS, subject to our rights to repurchase these ADSs for US$0.0005 per ADS. The proceeds of these sales, totalling US$2,500 (or up to US$2,875 if the underwriter exercises its option in full) will be used for general corporate purposes.

We estimate that our net proceeds from the sale of our convertible notes, offered concurrently with this offering, will be approximately US$           million after deducting the initial purchasers’ discount and estimated offering expenses payable by us. If the initial purchasers exercise in full their option to acquire additional convertible notes, we estimate that our net proceeds will be approximately US$           million. We intend to use approximately US$60.0 million for wafer and polysilicon pre-payments, US$60.0 million for capital expenditures, US$19.0 million to repay loans from Hong Kong Huaerli Trading Company Limited, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer, to Solarfun Power Hong Kong Limited, our 100% indirect subsidiary and the remainder for working capital and repayment of our existing bank borrowings.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2007, on an actual basis and on an adjusted basis to reflect the sale of the purchased ADSs pursuant to the share issuance and repurchase agreement (assuming the underwriter does not exercise its option to purchase additional ADSs) and the sale of our convertible notes (assuming the initial purchasers do not exercise their option to purchase additional convertible notes) offered concurrently with this offering.

You should read this table together with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2007
			As	As
	Actual	Actual	Adjusted	Adjusted
	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)

Long-term borrowings	7,000	934
Shareholders’ equity
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized; and 240,024,754 shares issued and outstanding(1)	193	25
Additional paid-in capital	1,581,294	211,042
Statutory reserve	28,309	3,779
Retained earnings	165,782	22,125
Total shareholders’ equity	1,775,578	236,971
Total capitalization	1,782,578	237,905

(1)	Excludes 10,799,685 ordinary shares reserved for future issuance under our 2006 equity incentive plan.

As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES

For the period from December 20, 2006 to January 14, 2008, the trading price of our ADSs on the Nasdaq Global Market ranged from US$8.22 to US$37.64 per ADS.

Set forth below, for the applicable periods indicated, are the high and low sales prices per ADS as reported by the Nasdaq Global Market.

	High	Low
	US$	US$

2006 (from December 20)	12.50	9.90
2007
Quarterly Highs and Lows
First Quarter 2007	17.10	10.21
Second Quarter 2007	17.69	8.22
Third Quarter 2007	15.74	8.68
Fourth Quarter 2007	37.85	9.90
Monthly Highs and Lows
January 2007	15.60	10.21
February 2007	17.10	13.23
March 2007	14.00	11.88
April 2007	17.69	12.15
May 2007	15.29	9.02
June 2007	11.16	8.22
July 2007	13.99	10.40
August 2007	11.62	8.68
September 2007	15.74	10.20
October 2007	15.28	12.56
November 2007	17.32	9.90
December 2007	37.85	16.05
2008
Monthly Highs and Lows
January 2008 (through January 14)	37.64	25.00

On January 14, 2008, the last reported closing sale price of our ADSs on the Nasdaq Global Market was US$25.00 per ADS.

DIVIDEND POLICY

We made a one-time cash dividend payment in the aggregate amount of RMB7.2 million (US$0.9 million) to the holders of the Series A convertible preference shares on December 31, 2006. Except for the forgoing, we have never declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends to our shareholders. The payment of dividends by Linyang China is subject to limitations. See “Risk Factors — Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.”

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High

2002	8.2800	8.2772	8.2700	8.2800
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007
January	7.7714	7.7876	7.7705	7.8127
February	7.7410	7.7502	7.7410	7.7632
March	7.7232	7.7369	7.7232	7.7454
April	7.7090	7.7247	7.7090	7.7345
May	7.6516	7.6773	7.6463	7.7065
June	7.6120	7.6333	7.6120	7.6680
July	7.5720	7.5757	7.5580	7.6055
August	7.5462	7.5734	7.5420	7.6181
September	7.4928	7.5196	7.4928	7.5540
October	7.4682	7.5016	7.4682	7.5158
November	7.3850	7.4212	7.3800	7.4582
December	7.2946	7.3682	7.2946	7.4120
2008
January (through January 14)	7.2526	7.2693	7.2526	7.2946

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On January 14, 2008, the noon buying rate was RMB7.2526 to US$1.00.

We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations, unless otherwise noted, from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2007, which was RMB7.4928 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

The People’s Bank of China, or PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi will no longer be pegged to the U.S. dollar. This change in policy has resulted in a more than 12.4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial data have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated statements of operations for the period from August 27, 2004 (inception) to December 31, 2004, and the years ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005 and 2006 have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those audited consolidated financial statements is included elsewhere in this prospectus, and the selected consolidated financial data for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated statement of operations data for the nine months periods ended September 30, 2006 and 2007 and consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements and contain normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for such unaudited periods. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Period from
	August 27, 2004
	(Inception) to	Year Ended			Nine Months
	December 31,	December 31,			Ended September 30,
	2004	2005	2006	2006	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)

Consolidated Statement of Operations Data:
Net revenue
PV modules	—	165,636	604,317	80,653	360,154	1,405,371	187,563
PV cells	—	542	7,182	959	6,624	1,994	266
PV cells processing	—	—	19,408	2,590	19,461	—	—
Total net revenue	—	166,178	630,907	84,202	386,239	1,407,365	187,829
Cost of revenue
PV modules	—	(139,481)	(434,493)	(57,988)	(255,867)	(1,182,231)	(157,782)
PV cells	—	(422)	(5,983)	(799)	(5,548)	(1,856)	(248)
PV cells processing	—	—	(6,054)	(808)	(6,014)	—	—
Total cost of revenue	—	(139,903)	(446,530)	(59,595)	(267,429)	(1,184,087)	(158,030)
Gross profit	—	26,275	184,377	24,607	118,810	223,278	29,799
Operating expenses
Selling expenses	—	(5,258)	(11,883)	(1,586)	(6,023)	(39,610)	(5,287)
General and administrative
expenses	(629)	(4,112)	(52,214)	(6,969)	(31,585)	(63,603)	(8,488)
Research and development expenses	—	(750)	(6,523)	(870)	(2,723)	(18,934)	(2,527)
Total operating expenses	(629)	(10,120)	(70,620)	(9,425)	(40,331)	(122,147)	(16,302)
Operating profit (loss)	(629)	16,155	113,757	15,182	78,479	101,131	13,497
Interest expenses	—	(123)	(8,402)	(1,121)	(3,855)	(14,686)	(1,960)
Interest income	22	95	1,326	177	492	18,050	2,409
Exchange losses	—	(1,768)	(4,346)	(580)	(2,123)	(22,322)	(2,979)
Other income	—	215	902	120	486	9,058	1,209
Other expenses	—	(260)	(836)	(112)	(474)	(7,639)	(1,020)
Change in fair value of embedded foreign currency derivative	—	—	(163)	(22)	(1,082)	—	—
Government grant	—	—	852	114	640	720	96
Net income (loss) before tax and minority interests	(607)	14,314	103,090	13,758	72,563	84,312	11,252
Income tax benefit/(expenses)	—	96	3,132	418	574	(3,644)	(486)
Minority interest	—	—	(301)	(40)	(266)	925	124

	Period from
	August 27, 2004
	(Inception) to	Year Ended			Nine Months
	December 31,	December 31,			Ended September 30,
	2004	2005	2006	2006	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)

Net income (loss)	(607)	14,410	105,921	14,136	72,871	81,593	10,890
Net income (loss) attributable to ordinary shareholders	(607)	14,410	98,695	13,172	69,195	81,593	10,890
Net income (loss) per share
— Basic	(0.01)	0.26	0.95	0.13	0.69	0.34	0.05
— Diluted	(0.01)	0.22	0.74	0.10	0.55	0.34	0.05
Shares used in computation — Basic	51,994,399	54,511,540	103,631,832	103,631,832	100,350,000	240,024,754	240,024,754
— Diluted	51,994,399	66,366,469	142,108,460	142,108,460	131,624,178	240,024,754	240,024,754
Net income (loss) per ADS
— Basic	(0.05)	1.32	4.76	0.64	3.45	1.70	0.23
— Diluted	(0.05)	1.09	3.72	0.50	2.63	1.70	0.23
Shares used in computation
— Basic	10,398,880	10,902,308	20,726,366	20,726,366	20,070,000	48,004,951	48,004,951
— Diluted	10,398,880	13,273,294	28,421,692	28,421,692	26,324,836	48,004,951	48,004,951
Other Financial Data:
Gross margin	—	15.8%	29.2%		30.8%	15.9%
Operating profit margin	—	9.7%	18.0%		20.3%	7.2%
Net profit margin	—	8.7%	16.8%		18.9%	5.8%
Net cash flow used in operating activities	(8,180)	(76,582)	(523,061)	(69,809)	(414,659)	(834,940)	(111,433)
Net cash flow used in investing activities	(295)	(37,464)	(190,047)	(25,364)	(95,387)	(324,236)	(43,273)

	Period from
	August 27, 2004
	(Inception) to	Year Ended				Nine Months
	December 31,	December 31,				Ended September 30,
	2004	2005		2006		2006		2007

Other Operating Data:
Amount of PV cells produced (including PV cell processing) (in MW)	—	1.0	(1)	26.2	(2)	16.2	(3)	63.3	(3)
Amount of PV modules produced (in MW):	—	5.5		19.6		11.3		53.7
Average selling price (in US$/W):
PV cells(4)	—	3.00		3.07		3.05		2.75
PV modules(5)	—	3.93		3.99		4.02		3.68

(1)	Of which 0.9 MW was used in our PV module production.
(2)	Of which 19.9 MW was used in our PV module production.
(3)	All of which was used in our PV module production.
(4)	All sales contracts for PV cells are denominated in Renminbi. Translations of Renminbi into U.S. dollars have been made at period end exchange rates.
(5)	Represents the average unit selling price in U.S. dollars specified in the sales contracts for PV modules.

The following table represents a summary of our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and September 30, 2007.

	As of December 31,				As of September 30,
	2004	2005	2006	2006	2007	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	3,525	7,054	1,137,792	151,851	345,448	46,104
Restricted cash	—	22,229	33,822	4,514	34,171	4,561
Accounts receivable, net of doubtful accounts	—	—	147,834	19,730	681,914	91,009
Inventories, net	4,511	76,819	372,504	49,715	522,955	69,794
Advance to suppliers	4,850	61,312	238,178	31,788	468,371	62,509
Other current assets	762	20,705	75,525	10,080	159,551	21,294
Amount due from related parties	18,000	—	153	20	3,009	402
Amount due from shareholders	—	—	578	78	—	—
Fixed assets, net	292	55,146	207,449	27,686	503,424	67,188
Intangible assets, net	—	—	12,897	1,721	94,930	12,670
Long-term investment	—	—	300	40	300	40
Deferred tax assets	—	96	3,400	454	8,219	1,084
Long-term deferred expenses	—	—	—	—	109,000	14,547
Total assets	31,940	243,361	2,230,432	297,677	2,931,202	391,202
Short-term bank borrowings	—	20,000	379,900	50,702	752,887	100,482
Long-term bank borrowings, current portion	—	—	16,000	2,135	16,000	2,135
Accounts payable	2,221	18,794	51,452	6,867	146,400	19,539
Notes payable	—	20,000	14,020	1,871	5,000	667
Accrued expenses and other liabilities	301	22,920	33,619	4,487	70,635	9,427
Customer deposits	—	55,319	17	2	84,825	11,321
Amount due to related parties	25	32,658	24,486	3,268	18,971	2,532
Deferred tax liabilities	—	—	—	—	9,086	1,213
Amount due to shareholders	—	—	7,572	1,011	—	—
Long-term bank borrowings, non-current portion	—	—	15,000	2,002	7,000	934
Total liabilities	2,547	169,691	542,066	72,345	1,110,804	148,250
Minority interests	—	—	10,151	1,355	44,820	5,981
Total shareholders’ equity	29,393	73,670	1,678,215	223,977	1,775,578	236,971
Total liabilities and shareholders’ equity	31,940	243,361	2,230,432	297,677	2,931,202	391,202

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 12 of this prospectus.

Overview

We are an established manufacturer of both PV cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We sell our products both directly to system integrators and through third party distributors.

We commenced operations on August 27, 2004 through Linyang China. On August 27, 2004, Linyang Electronics, one of the leading electricity-measuring instrument manufacturers in China, owned 68% of the equity interests of Linyang China. In anticipation of our initial public offering, we incorporated Solarfun in the Cayman Islands on May 12, 2006 as our listing vehicle. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Linyang BVI in the British Virgin Islands on May 17, 2006. Linyang BVI is wholly owned by Solarfun. Linyang BVI purchased all of the equity interests in Linyang China on June 2, 2006 from Linyang Electronics and the three other shareholders of Linyang China for aggregate consideration of US$7.3 million. This transaction was accounted for as a recapitalization. On May 16, 2007, Linyang BVI established a wholly owned subsidiary, Solarfun Power Hong Kong Limited. In March 2006, April 2006 and April 2007, we established three majority-owned or wholly owned subsidiaries in China, Shanghai Linyang, Sichuan Jiayang and Nantong Linyang, respectively, to expand our business into new markets and sectors. As of September 30, 2007, we owned 83%, 55% and 100% of the equity interest in Shanghai Linyang, Sichuan Jiayang and Nantong Linyang, respectively. In August 2007, we acquired a 52% equity interest in Yangguang Solar. In September 2007, we established a wholly owned subsidiary, Solarfun Power U.S.A. Inc., as part of our plan to enter the United States market. On November 30, 2007, Linyang BVI transferred all of the equity interest in Linyang China to Solarfun Power Hong Kong Limited, a wholly owned subsidiary of Linyang BVI, for a consideration of US$199.0 million.

We operate and manage our business as a single segment. We currently operate four monocrystalline PV cell production lines and four multicrystalline PV cell production lines, each with up to 30 MW of annual manufacturing capacity. We produced 5.6 MW, 26.2 MW (including PV cell processing) and 63.3 MW of our PV products in 2005, 2006 and in the nine months ended September 30, 2007, respectively. The average selling price of our PV modules was US$3.93, US$3.99 and US$3.68 per watt in 2005, 2006 and the nine months ended September 30, 2007, respectively, and the average selling price of our PV cells was US$3.00, US$3.07 and US$2.75 per watt during the same periods. In 2005, 2006 and the nine months ended September 30, 2007, approximately 79.7%, 94.3% and 96.7%, respectively, of our net revenue were attributable to sales to customers outside of the PRC. Moreover, in 2005, 2006 and the nine months ended September 30, 2007, customers accounting for more than 10% of our net revenue accounted in the aggregate for 50.8%, 71.2% and 48.6%, respectively, of our net revenue. Our products and services are primarily provided to European customers under our proprietary “Solarfun” brand.

Our net revenue increased from RMB166.2 million in 2005 to RMB630.9 million (US$84.2 million) in 2006, and our net income increased from RMB14.4 million in 2005 to RMB105.9 million (US$14.1 million) in 2006. In the nine months ended September 30, 2007, our net revenue and net income amounted to RMB1,407.4 million (US$187.8 million) and RMB81.6 million (US$10.9 million), respectively, compared to RMB386.2 million and RMB72.9 million, respectively, in the same period in 2006.

Limited Operating History

We have a limited operating history upon which you can evaluate our business. You should consider the risks and difficulties frequently encountered by companies with a relatively short operating history, such as us, in new and rapidly evolving markets, such as the PV market. Our rapid revenue growth since we started operations in August 2004 should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.

Key Factors Affecting Our Financial Performance

The most significant factors affecting our financial performance are:

•	availability and price of silicon wafers;

•	average selling price of our PV products;

•	manufacturing capacity;

•	process technologies; and

•	industry demand.

Availability and Price of Silicon Wafers

Silicon wafers are the most important raw materials for manufacturing PV products, and substantially all of our raw material costs are attributable to silicon wafers. There is currently an industry-wide shortage of silicon and silicon wafers due to increased demand as a result of recent expansions and large demand in the solar energy and semiconductor industries, which has resulted in significant price increases for, and a shortage of, silicon and silicon wafers in 2004, 2005, 2006 and the nine months ended September 30, 2007. As the solar energy industry continues to grow, we believe the average prices of silicon and silicon wafers may increase and we expect the shortages of silicon and silicon wafers will continue. Moreover, as building silicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of two to three years to construct a manufacturing line and ramp up production, silicon suppliers are generally willing to expand their capacity only if they are certain of sufficient customer demand. As a result, silicon and silicon wafer suppliers are increasingly requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitments for PV product manufacturers such as us.

We do not currently produce silicon or silicon wafers ourselves but source them from other companies. We recently acquired a controlling stake in silicon ingot manufacturing company, which we believe could produce 50 to 60 MW of ingots in 2008. To maintain competitive manufacturing operations, we depend on our suppliers’ timely delivery of quality silicon wafers in sufficient quantities and at acceptable prices. Our silicon wafer suppliers, in turn, depend on silicon manufacturers to supply silicon required for the production of silicon wafers. The significant growth of the solar energy industry has resulted in a significant increase in demand for silicon and silicon wafers. In addition, some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the solar energy industry.

As we expect the shortage of silicon and silicon wafers to continue in 2008 and 2009, we entered into various short-term and long-term supply agreements in 2006 and 2007 with our major silicon and silicon wafer suppliers to secure adequate and timely supply of silicon wafers. In particular, we have entered into agreements for the provision of silicon materials to meet a significant portion of our planned silicon supply requirements in 2008, including through:

•	a supply agreement entered into in July 2007 with a non-PRC supplier which has agreed to deliver to us 178 MW of ingots and wafers during the period from July 2007 to June 2014;

•	a supply agreement entered into with Jiangxi LDK Solar Hi-Tech Co., Ltd., or LDK, a wafer manufacturer located in Jiangxi Province, China, under which LDK will provide 37 MW of silicon wafers from July 2007 to June 2008. Furthermore, in October 2007, we entered into a supply agreement with LDK under which

LDK has agreed to deliver to us multicrystalline silicon wafers with a value of approximately RMB2 billion during the period from early 2008 to 2010; and

•	a supply agreement with Hoku Scientific, Inc., or Hoku, under which Hoku agreed to deliver to us polysilicon with a value of approximately US$306 million beginning no later than 2009 and continuing over an eight-year period.

In addition, we entered into a supply agreement in June 2006 with E-mei Semiconductor Material Factory, or E-mei, which became effective in October 2006, under which we agreed to make prepayments totaling RMB220 million to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility, the construction of which is expected to be completed by April 2008, with an expected annual production capacity of 500 tons of silicon products. Moreover, E-mei agreed to provide us approximately 0.6 MW of silicon and silicon wafers each month from July 2007 to March 2008. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We also recently entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Power Hong Kong Ltd. Deliveries will begin in 2008. In addition, we signed a new contract with EDF Energies Nouvelles which includes a firm order for 17 MW of monocrystalline modules and an option for the sale of an additional 5 MW. This order was jointly placed with Photon Power Technologies, EDF Energies Nouvelles’ solar energy partner in France.

We cannot assure you that we will be able to secure sufficient quantities of silicon and silicon wafers to meet our planned increase in manufacturing capacity. See “Risk Factors — Risks Related to Our Company and Our Industry — We are currently experiencing an industry-wide shortage of silicon and silicon wafers. The prices that we pay for these materials have increased in the past and prices may continue to increase in the future, which may materially and adversely affect our results of operations and decrease our gross profit margins and profitability.” If the market price of silicon and silicon wafers increases, our suppliers may seek to renegotiate the terms of these supply contracts and may request for price increases on us. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may impact our cost of revenue, gross margins and profitability in the future. We have been successful in absorbing such increases in silicon wafer costs by improving our process technologies, increasing our manufacturing efficiencies or passing such cost increases to our customers. However, we cannot assure you that we will be able to absorb future silicon and silicon wafer price increases and continue to increase our gross margin and profitability.

In addition, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers have failed to fully perform their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts. Furthermore, we were able to enter into agreements with other suppliers to replace the majority of the remaining supply shortfall at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See “Risk Factors — Risks Related to Our Company and Our Industry — We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.”

Average Selling Price of Our PV Products

PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs, including the cost of silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have also led to a reduction in manufacturing costs and the prices of PV products.

We generally price our products based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our capacity utilization. From time to time, we enter into agreements where the selling price for certain of our PV products is fixed over a defined period. This has helped reduce our exposure to risks from decreases in PV cell prices generally, but has, on the other hand, also prevented us from benefiting from price increases. An increase in our manufacturing costs, including the cost of silicon wafers, over such a defined period could have a negative impact on our overall gross profit. Our gross profit may also be impacted by certain adjustments for inventory reserves.

Following several years of increases, PV product prices have been declining gradually in the past twelve months as a result of decreases in subsidies or feed-in tariffs in major PV module end-markets such as Germany as well as increased production output around the world. The average selling price of our PV modules was US$3.93, US$3.99 and US$3.68 per watt in 2005, 2006 and the nine months ended September 30, 2007, respectively, and the average selling price of our PV cells was US$3.00, US$3.07 and US$2.75 per watt during the same periods. Fluctuations in the prevailing market prices have historically affected the prices of our products and may continue to have a material effect on the prices of our products in the future.

We believe that the high conversion efficiencies of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively, and will further provide us with flexibility in adjusting our price while maintaining our profit margin.

Manufacturing Capacity

Capacity and capacity utilization are key factors in growing our net revenue and gross profit. In order to accommodate the growing demand for our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our financial results, both by allowing us to produce and sell more PV products and achieve higher net revenue, and by lowering our manufacturing costs as a result of increased economies of scale.

Due to current strong end-market demand for PV products, we have been attempting to maximize the utilization of our available manufacturing capacity as it comes on-line, so as to allow us to spread our fixed costs over a higher production volume, thereby reducing our per unit and per MW fixed costs. As we build additional production facilities, our fixed costs will increase, and the overall utilization rate of our production facility could decline, which could negatively impact our gross profit. However, regardless of the capacity of a particular manufacturing facility, our capacity utilization may vary greatly depending on the mix of products we produce at any particular time.

We have expanded rapidly our manufacturing capacity since our establishment in August 2004. We produced 5.6 MW, 26.2 MW (including PV cell processing) and 63.3 MW of our PV products in 2005, 2006 and the nine months ended September 30, 2007. We currently operate eight PV cell manufacturing lines with an annualized aggregate capacity of 240 MW. We expect that the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 360 MW by the middle of 2008.

Process Technologies

Advancements of process technologies have enhanced conversion efficiencies of PV products. High conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increasing gross profit margins. For this reason, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.

We have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6% in the nine months ended September 30, 2007 and we are now able to process wafers as thin as 200 microns. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our gross profit margins.

Industry Demand

Our business and revenue growth depends on PV industry demand. There has been a significant growth of the PV market in the past decade. According to Solarbuzz, the global PV market increased from 345 MW in 2001 to 1,744 MW in 2005 in terms of total annual PV installations. Annual PV installations are expected to increase to 4.2 GW by 2011. In addition, any policy changes by relevant governmental bodies in certain key countries toward the solar energy industry will also have an impact on PV industry demand and, as a result, our business, financial condition, results of operations and prospects.

Net Revenue

We currently generate a substantial majority of our net revenue from the production and sale of PV modules. We also generate a small portion of our net revenue from the sale of PV cells to third parties. In 2006, we also entered into PV cell processing arrangements with certain silicon suppliers to produce PV cells made from silicon provided by these customers, and a portion of our net revenue in 2006 was derived from these services. We record the amount of revenue on these processing transactions based on the amount received from a customer for PV cells sold less the amount paid for the raw materials purchased from the same customer. The revenue recognized is recorded as PV cell processing revenue and the production costs incurred related to providing the processing services are recorded as PV cell processing costs within cost of revenue. Furthermore, in the event we pay the shipping costs on behalf of our customers, we include the shipping costs passed on to our customers in our sales revenue. We record revenue net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.

The following table sets forth the net revenue from our principal products and services and as a percentage of our net revenue for the periods indicated.

	Year Ended December 31,
	2005		2006			Nine Months Ended September 30, 2007
		Percentage of			Percentage of			Percentage of
	Amount	Net Revenue	Amount		Net Revenue	Amount		Net Revenue
	(RMB)		(RMB)	(US$)		(RMB)	(US$)
	(in thousands, except percentages)

Net Revenue:
PV modules	165,636	99.7%	604,317	80,653	95.8%	1,405,371	187,563	99.9%
PV cells	542	0.3	7,182	959	1.1	1,994	266	0.1
PV cell processing	—	—	19,408	2,590	3.1	—	—	—

Total	166,178	100.0%	630,907	84,202	100.0%	1,407,365	187,829	100.0%

We commenced manufacturing and selling PV modules in January 2005, and had net revenue of RMB165.6 million, RMB604.3 million (US$80.7 million) and RMB1,405.4 million (US$187.6 million), respectively in 2005, 2006 and the nine months ended September 30, 2007.

We began manufacturing PV cells in November 2005, primarily to supply our PV module production. As a result, we only sold a small number of the total PV cells we manufactured to certain customers to maintain business relationships. Since our business strategy is focused on increasing our own output of PV modules on a cost-efficient basis, we plan to continue to use the substantial majority of our PV cells for use in manufacturing our PV modules and will maintain our sale of PV cells to third parties at a relatively low level. In 2005, 2006 and the nine months ended September 30, 2007, our net revenue from the sale of PV cells was RMB0.5 million, RMB7.2 million (US$1.0 million) and RMB2.0 million (US$0.3 million), respectively.

In 2006, we provided services to certain of our silicon suppliers to process their silicon wafers into PV cells. We recorded, as our net revenue from such services, the gross revenue from sales of PV cells less the purchase cost of the silicon wafers. We recorded RMB19.4 million (US$2.6 million) as our net revenue from these services in this period. We provided these services only on a selective basis to maintain relationships with certain of our silicon suppliers and did not provide these services in the nine months ended September 30, 2007.

We currently depend on a limited number of customers for a high percentage of our net revenue. In 2005, 2006 and the nine months ended September 30, 2007, customers accounting for more than 10% of our net sales accounted for an aggregate of 50.8%, 71.2% and 48.6%, respectively, of our net revenue. From a geographic standpoint, Europe, particularly Germany, has been our largest market. In 2005, 2006 and the nine months ended September 30, 2007, our sales to European customers accounted for 79.8%, 94.3% and 95.8%, respectively, of our net revenue, with German customers accounting for 76.2%, 31.4% and 57.3%, respectively, in such periods. Although we anticipate that our dependence on a limited number of customers in a few concentrated geographic regions will continue for the foreseeable future, we are actively expanding our customer base and geographic coverage through various marketing efforts, especially in other developing European PV markets, such as Spain, Italy, Norway and Netherlands.

Sales to our customers are typically made through non-exclusive, short-term arrangements. We require payment of deposits of a certain percentage of the contract price from our customers which we record under customer deposits in our consolidated balance sheets. Once the revenue recognition criteria are met, we then recognize these payments as net revenue. As of December 31, 2005, 2006 and September 30, 2007, we had received deposits of RMB55.3 million, RMB0.02 million and RMB84.8 million (US$11.3 million), respectively.

Costs of Revenue and Operating Expenses

Cost of Revenue

The following table sets forth our cost of revenue and operating expenses and these amounts as percentages of our net revenue for the periods indicated.

	Year Ended December 31,
	2005		2006				Nine Months Ended September 30, 2007
		Percentage of				Percentage of			Percentage of
	Amount	Net Revenue	Amount			Net Revenue	Amount		Net Revenue
	(RMB)		(RMB)		(US$)		(RMB)	(US$)
	(in thousands, except percentages)

Cost of revenue	(139,903)	84.2%	(446,530)		(59,595)	70.8%	(1,184,087)	(158,030)	84.1%

Operating expenses:
Selling expenses	(5,258)	3.2	(11,883)		(1,586)	1.9	(39,610)	(5,287)	2.8
General and administrative expenses	(4,112)	2.5	(52,214	)(1)	(6,969)	8.3	(63,603)	(8,488)	4.5
Research and development expenses	(750)	0.5	(6,523)		(870)	1.0	(18,934)	(2,527)	1.3

Total	(10,120)	6.1%	(70,620)		(9,425)	11.2%	(122,147)	(16,302)	8.7%

(1)	In 2006, we recorded a share compensation charge of RMB10.3 million (US$1.4 million), which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company, a share compensation charge of RMB12.1 million (US$1.6 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million (US$0.4 million) which related to stock options granted on November 30, 2006 under our company’s employee stock option plan.

Our cost of revenue includes the cost of raw materials used for our PV module and PV cell production and PV cell processing, such as silicon wafers, and other direct raw materials and components, including ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. The costs relating to providing the PV cell processing services were recorded as service processing costs within cost of revenue. We expect the cost of silicon wafers, our primary raw material for the manufacturing of PV products, will continue to constitute a substantial portion of our cost of revenue in the near future.

Other items contributing to our cost of revenue are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, shipping and handling costs for products sold, and other support expenses associated with the manufacturing of our PV products and depreciation and amortization of manufacturing equipment and facilities.

We expect cost of revenue to increase as we increase our capacity and production volume. Potential increases in our suppliers’ cost of silicon wafers as well as the potential increase in shipping costs for our PV products may also contribute to higher cost of revenue.

Silicon wafers are the most important raw materials for our products. We record the purchase price of silicon wafers and other raw materials initially as inventory in our consolidated balance sheets, and then transfer this amount to cost of revenue after the raw materials are consumed in our manufacturing process and the finished products are sold and delivered. As of December 31, 2005 and 2006 and September 30, 2007, our inventory of raw materials totaled RMB65.0 million, RMB295.1 million (US$39.4 million) and RMB215.6 million (US$28.8 million), respectively, of which RMB58.2 million, RMB278.2 million (US$37.1 million) and RMB210.3 million (US$28.1 million), respectively, represent silicon and silicon wafers. Silicon suppliers generally require prepayments from us in advance of delivery. We classify such prepayments as advances to suppliers and record such prepayments under current assets in our consolidated balance sheets. However, if such suppliers fail to fulfill their delivery obligations under the silicon supply agreements, we may not be able to recover such prepayments and would suffer losses, which may have a significant impact on our financial condition and results of operations.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Our selling expenses primarily consist of warranty costs, advertising and other promotional expenses, and salaries, commissions, traveling expenses and benefits for our sales and marketing personnel. As we intend to pursue an aggressive marketing strategy to promote our products in different geographic markets, we expect that our selling expenses will increase for the immediate future. In 2005, 2006 and the nine months ended September 30, 2007, our selling expenses were RMB5.3 million, RMB11.9 million (US$1.6 million) and RMB39.6 million (US$5.3 million), respectively.

We provide a two-year or, most recently, three-year unlimited warranty for technical defects, a 10-year warranty against declines of greater than 10%, and a 20 or 25-year warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. As a result, we bear the risk of extensive warranty claims for a long period after we have sold our products and recognized net revenue. We consider various factors when determining the likelihood of product defects, including an evaluation of our quality controls, technical analysis, industry information on comparable companies and our own experience. As of December 31, 2005 and 2006 and September 30, 2007, our accrued warranty costs totaled RMB1.5 million, RMB7.6 million (US$1.0 million) and RMB18.3 million (US$2.4 million), respectively. Since our products have been in use for only a relatively short period, our assumptions regarding the durability and reliability of our products may not be accurate. In 2005, 2006 and the nine months ended September 30, 2007, we provided RMB1.6 million, RMB6.0 million (US$0.8 million) and RMB14.1 million (US$1.9 million), respectively, in warranty costs.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses including, among others, consumables, traveling expenses, insurance and share compensation expenses. In 2005, 2006 and the nine months ended September 30, 2007, our general and administrative expenses were RMB4.1 million, RMB52.2 million (US$7.0 million) and RMB63.6 million (US$8.5 million), respectively. The significant increase in these expenses in 2006 was mainly due to a RMB12.1 million (US$1.6 million) share compensation charge as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million (US$0.4 million) which related to stock options granted on November 30, 2006 under our employee stock option plan. An additional RMB10.3 million (US$1.4 million) in share compensation expenses was recorded relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company. See “— Share Compensation Expenses.”

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purpose, and the travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. In 2005, 2006 and the nine months ended September 30, 2007, our research and development expenses were RMB0.8 million, RMB6.5 million (US$0.9 million) and RMB18.9 million (US$2.5 million), respectively.

Share Compensation Expenses

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for annual increase in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to (i) 2% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount as our board of directors may determine.

We adopted our 2006 equity incentive plan in November 2006 pursuant to which we may issue up to 10,799,685 ordinary shares upon exercise of awards granted under the plan. As of September 30, 2007, options to purchase 8,772,998 ordinary shares have been granted under this plan.

In 2005, we recorded RMB0.5 million as share compensation expenses relating to shares subscribed for by Linyang Electronics in connection with a rights offering. In 2006, we recorded share compensation expenses of RMB10.3 million (US$1.4 million), which was reflected entirely in our general and administrative expenses for that period, relating to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company, a share compensation charge of RMB12.1 million (US$1.6 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million (US$0.4 million) which related to stock options granted on November 30, 2006 under our employee stock option plan. In the nine months ended September 30, 2007, we recorded RMB15.4 million (US$2.1 million) as share compensation expenses.

Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33%, consisting of 30% state enterprise income tax and 3% local enterprise income tax. The Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises were entitled to reduced enterprise income tax rates, namely, in coastal open economic areas, the tax rate applicable to production-oriented foreign-

invested enterprises was 24%; in special economic zones, the rate was 15%. In addition, according to the Income Tax Law, local governments at the provincial level were authorized to waive or reduce the 3% local income tax on foreign-invested enterprises that operate in an encouraged industry.

In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementing rules, as a foreign-invested production-oriented enterprise established in Qidong, Nantong City, a coastal open economic area, Linyang China is currently subject to a preferential state enterprise income tax rate of 24%. In addition, under these taxation laws and regulations, Linyang China was exempted from state and local enterprise income tax for 2005 and 2006 and was taxed at a reduced state enterprise income tax rate of 12% for the years of 2007, and would be taxed at such reduced tax rate in 2008 and 2009 and at a rate of 25% from 2010 onward. From 2005 until the end of 2009, Linyang China is also exempt from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China is entitled to a two-year income tax exemption on income generated from its increased capital resulting from our contribution to Linyang China of funds we received through issuances of series A convertible preference shares in a private placement in June and August 2006, and a reduced tax rate of 12% for the three years thereafter. In addition, our subsidiaries, Yangguang Solar, Shanghai Linyang and Sichuan Jiayang, are subject to an enterprise income tax rate of 25%.

If Linyang China no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which took effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and administrative regulations provided until such period expires. The unified income tax rate of 25% will be applied to Linyang China after the expiration of the above-mentioned period of preferential tax treatment. Any increase in our effective tax rate as a result of the above may adversely affect our operating results. However, details regarding implementation of this new law are expected to be provided in the form of one or more implementing regulations to be promulgated by the PRC government and the timing of the issuance of such implementing regulations is currently unclear.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. We base our estimates on our own historical experience and on various other factors that we believe to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

Our primary business activity is to produce and sell PV modules. We periodically, upon special request from customers, sell an insignificant amount of PV cells in the form of cells. We record revenue related to the sale of PV modules or PV cells when the criteria of SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” are met.

These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

More specifically, our sales arrangements are evidenced by either master sales agreements or by individual sales agreements for each transaction. The shipping terms of our sales arrangements are generally “free-on-board” shipping point, whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, we do not have any commitments or obligations to deliver additional products or services to our customers. The product sales price agreed to at the order initiation date is final and not subject to adjustment. We do not accept sales returns and do not provide customers with price protection. Generally, our customers pay all or a substantial portion of the product sales price prior to shipment. We assess customer’s creditworthiness before accepting sales orders. Historically, we have not experienced any credit losses related to sales. Based on the above, we record revenue related to product sales upon transfer of title, which in almost all cases occurs upon delivery of the product to the shipper.

In the event we pay the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. We record the shipping costs incurred in our cost of revenue.

We periodically enter into service arrangements to process raw materials into PV cells. For these PV cell service arrangements, we purchase raw material from a customer and contemporaneously agree to sell a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customers under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. We record the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as processing service revenue and the production costs incurred related to providing the processing services are recorded as service processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy disclosure relating to revenue recognition.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected by us from customers concurrent with revenue-producing transactions.

Fixed Assets, Net

Fixed assets are stated at cost net of accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years

We periodically reassess the useful lives of our fixed assets and in doing so we take into consideration any relevant changes in technology, the industry and the manner in which we plan to use the assets.

Repair and maintenance costs are charged as expenses when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statement of operations.

Cost incurred in constructing new facilities, including progress payments, interest and other costs relating to the construction, are capitalized and transferred to fixed assets on completion. Interest capitalized at September 30, 2007 totaled RMB3.9 million (US$0.5 million).

Warranty Costs

Our standard warranty on PV modules sold to customers provides for a two-year or, most recently, three-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. We consider various factors in determining the likelihood of product defects, including our quality controls, technical analyses, industry information on comparable companies and our own experience. Based on those considerations and our ability and intention to provide refunds for defective products, we have accrued for warranty costs for the two-year unlimited warranty against technical defects based on 1% of revenue derived from the sales of our PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because we have determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and the quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on our actual experience. Apart from our standard warranty, we do not provide any other warranty coverage.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset group may not be recoverable. Such a determination of recoverability requires a careful analysis of all relevant factors affecting the assets or asset group and involves significant judgment on the part of our management. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. The estimation of future undiscounted net cash flows requires significant judgments regarding such factors as future silicon prices, production levels and PV product prices. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over fair value.

Share Compensation

We account for the share options granted under our 2006 and 2007 equity incentive plans in accordance with SFAS No. 123(R) “Share-Based Compensation.” In accordance with SFAS No. 123(R), all grants of share options are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method for all share options granted with services conditions that have a graded vesting schedule.

Accounting for Uncertain Income Tax Positions

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes,” or FIN 48, which became effective on January 1, 2007 for our company. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of the benefit that is more likely than not to be realized upon ultimate settlement. Our adoption of FIN 48 did not result in any adjustment to the opening balance of our retained earnings as of January 1, 2007, nor did it have any impact on our financial statements in the nine months ended September 30, 2007.

Our accounting policy for interest and/or penalties related to underpayments of income taxes is to include interest in interest expense and penalties in other operating expenses. No such amounts have been incurred or accrued by us through September 30, 2007.

Based on existing PRC tax regulations, the tax returns of Solarfun China, Shanghai Linyang, Sichuan Jiayang and Nantong Linyang for the years ended December 31, 2004, 2005 and 2006 remain subject to examination by the tax authorities.

Controls and Procedures

Our auditors, an independent registered public accounting firm, in connection with their audit of our consolidated financial statements for the period from August 27, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005, noted and communicated to us certain significant deficiencies in our internal control over financial reporting that were deemed to constitute “material weaknesses” in our internal control over financial reporting as defined in standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB. A material weakness is defined by the PCAOB as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement in the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement in the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

These material weaknesses previously identified by our independent auditors consisted of inadequate independent oversight and inadequate personnel resources, processes and documentation to address reporting requirements under U.S. GAAP and relevant SEC regulations. In order to remedy these material weaknesses, we adopted and implemented several measures to improve our internal control over financial reporting. In addition to appointing a new chief financial officer in July 2006 to lead our company’s financial management and a new principal accounting officer in August 2006, both of whom have extensive audit experience and U.S. GAAP knowledge, we established in November 2006 an audit committee composed of a majority of independent directors to oversee the accounting and financial reporting processes as well as external and internal audits of our company.

In the course of auditing our consolidated financial statements as of and for the nine months ended September 30, 2006 and the year ended December 31, 2006, our auditors noted improvements in our internal controls, as well as certain circumstances in which our financial statement closing processes could and should be further enhanced that collectively constituted a material weakness in our internal control over financial reporting. Specifically, written intentions to grant share options to certain of our employees should have been disclosed in the previously issued December 31, 2004, December 31, 2005 and March 31, 2006 financial statements as a subsequent event. However, our management believes that none of the specific deficiencies identified has individually or collectively had a material adverse effect on our financial statements, and these deficiencies were not related to any fraudulent acts.

To address this material weakness, we have undertaken additional initiatives to strengthen our control over financial reporting generally and specifically to improve our U.S. GAAP financial closing-related policies and procedures. These initiatives have included hiring additional qualified professionals with relevant experience for our finance and accounting department, and increasing the level of interaction among our management, audit committee independent auditors and other external advisors. We are also in the process of implementing additional measures to further make improvements, including providing additional specialized training for our existing personnel. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to Our Company and Our Industry — Our independent auditors, in the course of auditing our consolidated financial statements for the year ended December 31, 2006 noted significant deficiencies in our internal controls that collectively were deemed to constitute material weaknesses. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. In addition, investor confidence and the market price of our ADSs may be adversely impacted if we or our independent auditors are unable to attest to the adequacy of the internal control over financial reporting of our company in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.”

Consolidated Results of Operations

Results of Operations in the Period from August 27 (Inception) to December 31, 2004, the Years Ended December 31, 2005, 2006 and the Nine Months Ended September 30, 2006 and 2007

The following table sets forth our summary consolidated statement of operations for the periods indicated:

	From August 27
	(Inception) to				Nine Months Ended
	December 31,	Year Ended December 31,			September 30,
	2004	2005	2006		2006	2007
	(RMB)	(RMB)	(RMB	(US$)	(RMB)	(RMB)	(US$)
	(in thousands)

Net revenue:
PV modules	—	165,636	604,317	80,653	360,154	1,405,371	187,563
PV cells	—	542	7,182	959	6,624	1,994	266
PV cell processing	—	—	19,408	2,590	19,461	—	—

Total	—	166,178	630,907	84,202	386,239	1,407,365	187,829

Cost of revenue:
PV modules	—	(139,481)	(434,493)	(57,988)	(255,867)	(1,182,231)	(157,782)
PV cells	—	(422)	(5,983)	(799)	(5,548)	(1,856)	(248)
PV cell processing	—	—	(6,054)	(808)	(6,014)	—	—
Total	—	(139,903)	(446,530)	(59,595)	(267,429)	(1,184,087)	(158,030)

Gross profit	—	26,275	184,377	24,607	118,810	223,278	29,799

Operating expenses:
Selling expenses	—	(5,258)	(11,883)	(1,586)	(6,023)	(39,610)	(5,287)
General and administrative expenses(1)	(629)	(4,112)	(52,214)	(6,969)	(31,585)	(63,603)	(8,488)
Research and development expenses	—	(750)	(6,523)	(870)	(2,723)	(18,934)	(2,527)

Total	(629)	(10,120)	(70,620)	(9,425)	(40,331)	(122,147)	(16,302)

Operating profit (loss)	(629)	16,155	113,757	15,182	78,479	101,131	13,497
Interest expenses	—	(123)	(8,402)	(1,121)	(3,855)	(14,686)	(1,960)
Interest income	22	95	1,326	177	492	18,050	2,409
Exchange losses	—	(1,768)	(4,346)	(580)	(2,123)	(22,322)	(2,979)
Other income	—	215	902	120	486	9,058	1,209
Other expenses	—	(260)	(836)	(112)	(474)	(7,639)	(1,020)
Changes in fair value of embedded foreign currency derivative	—	—	(163)	(22)	(1,082)	—	—
Government Grant	—	—	852	114	640	720	96

Net income (loss) before tax	(607)	14,314	103,090	13,758	72,563	84,312	11,252
Income tax benefit	—	96	3,132	418	574	(3,644)	(486)
Minority interest	—	—	(301)	(40)	(266)	925	124

Net income (loss)	(607)	14,410	105,921	14,136	72,871	81,593	10,890

Net income (loss) attributable to ordinary shares	(607)	14,410	98,695	13,172	69,195	81,593	10,890

(1)	In 2006, we recorded a share compensation charge of RMB10.3 million (US$1.4 million), which related to a sale of our ordinary shares to Linyang Electronics, a company controlled by our chairman and chief executive officer, at less than fair market value by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.6 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited and a share compensation charge of RMB2.9 million (US$0.4 million) which related to stock options granted on November 30, 2006 under our company’s employee stock option plan.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Net Revenues

Our total net revenues increased by 264.4% to RMB1,407.4 million (US$187.8 million) in the nine months ended September 30, 2007 from RMB386.2 million in the same period in 2006. The increase was due primarily to an increase in our manufacturing capacity and the corresponding increase in sales volume of our PV modules, driven by an increase in market demand for our products, and was partially offset by a decline in the average selling price of our products. Our net revenue derived from our PV module business increased by 290.2% to RMB1,405.4 million (US$187.6 million) in the nine months ended September 30, 2007 from RMB360.2 million in the same period in 2006. Our PV module sales volume increased by 348.2% to 50.2 MW in the nine months ended September 30, 2007 from 11.2 MW in the same period in 2006. Consistent with the general trend in our industry, the average selling price of our PV modules decreased to US$3.68 per watt in the nine months ended September 30, 2007 from US$4.02 per watt in the same period in 2006, which we believe was attributable to an increased supply of PV modules and the continued reduction of feed-in tariffs in our targeted markets. Based on the selling prices of our PV modules to be sold under our sales contracts recently entered into, we do not anticipate the average selling price of our PV modules to continue to decline in the near term. In the first nine months of 2007, we derived almost all of our total net revenue from the sale of PV modules, which constituted 99.9% of our total net revenue, compared to 93.2% in the same period in 2006.

During the nine months ended September 30, 2007, we shipped our products to over 20 customers. We have also diversified our customer base. In the nine months ended September 30, 2006 and 2007, customers accounting for 10.0% or more of our net revenues collectively accounted for approximately 82.0% and 48.6% of our net revenues, respectively, and sales to our largest customer accounted for approximately 33.7% and 16.8% of our net revenues, respectively. We seek to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.

Cost of Revenues

Our cost of revenues increased significantly by 342.8% to RMB1,184.1 million (US$158.0 million) in the nine months ended September 30, 2007 from RMB267.4 million in the same period in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the sales volume of our PV products and, to a lesser extent, increases of unit costs of silicon wafers. In particular, the costs associated with PV module production increased 362.0% to RMB1,182.2 million (US$157.8 million) in the nine months ended September 30, 2007 from RMB255.9 million in the same period in 2006, due to a significant increase in raw material costs as the sales volume of our PV modules increased significantly during this period. Cost of revenues as a percentage of our total net revenues increased to 84.1% in the nine months ended September 30, 2007 from 69.2% in the same period in 2006, due primarily to the increase in our average cost of silicon wafers in the nine months ended September 30, 2007 over the same period in 2006, as a result of the rising market price of silicon wafers.

Gross Profit

As a result of the foregoing, our gross profit increased by 87.9% to RMB223.3 million (US$29.8 million) in the nine months ended September 30, 2007 from RMB118.8 million in the same period in 2006. Our gross margin decreased to 15.9% in the nine months ended September 30, 2007 from 30.8% in the same period in 2006 primarily due to the decline in average selling prices of our PV modules, an increase in material costs and our decision not to provide any PV cell processing services, which has a higher gross margin than PV cell and PV module production businesses, during the nine months ended September 30, 2007.

Operating Expenses

Our operating expenses increased significantly by 202.9% to RMB122.1 million (US$16.3 million) in the nine months ended September 30, 2007 from RMB40.3 million in the same period in 2006. The increase in our operating expenses was due primarily to significant increases in our general and administrative expenses and selling expenses and, to a lesser extent, an increase in our research and development expenses. Our operating expenses as a percentage of our total net revenues decreased to 8.7% in the nine months ended 2007 from 10.4% in the same period in 2006.

Selling Expenses

Our selling expenses primarily consist of warranty costs, marketing and promotional expenses, and salaries, commissions, share-based compensation charges, traveling expenses and benefits for our sales and marketing personnel. Our selling expenses increased by 560.0% to RMB39.6 million (US$5.3 million) in the nine months ended September 30, 2007 from RMB6.0 million in the same period in 2006. Selling expenses as a percentage of our total net revenues increased to 2.8% in the nine months ended September 30, 2007 from 1.6% in the same period in 2006. The increase in our selling expenses was due primarily to the increase in our sales volume and our hiring of sales personnel in a variety of locations.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits of our administrative staff, depreciation charges of fixed assets used for administrative purposes, as well as administrative office expenses, including, among others, consumables, traveling expenses, insurance and share compensation expenses for our administrative personnel. Our general and administrative expenses increased by 101.3% to RMB63.6 million (US$8.5 million) in the nine months ended September 30, 2007 from RMB31.6 million in the same period in 2006. However, general and administrative expenses as a percentage of our total net revenues decreased to 4.5% in the nine months ended September 30, 2007 from 8.2% in the same period in 2006. The increase in our general and administrative expenses was due primarily to the increase in our headcounts and fees paid to legal and accounting professionals in connection with our obligations as a public company.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits of our research and development staff, other expenses including depreciation, materials used for research and development purposes, and travel expenses incurred by our research and development staff or otherwise in connection with our research and development activities. Our research and development expenses increased to RMB18.9 million (US$2.5 million) in the nine months ended September 30, 2007 from RMB2.7 million in the same period in 2006. Research and development expenses as a percentage of our total net revenues increased to 1.3% in the nine months ended September 30, 2007 from 0.7% in the same period in 2006. The increase was due primarily to the hiring of additional research and development staff, expenses incurred in connection with testing production of our new PV cell production lines and share-based compensation charges. We expect our research and development expenses to increase in line with the increase in our total net revenues.

Operating Profit (Loss)

As a result of the foregoing, our operating profit increased to RMB101.1 million (US$13.5 million) in the nine months ended September 30, 2007 from RMB78.5 million in the same period in 2006, and our operating profit margin decreased to 7.2% in the nine months ended September 30, 2007 from 20.3% in the same period in 2006.

Interest Income (Expenses), Exchange Losses and Other Income (Expenses)

We incurred exchange losses of RMB22.3 million (US$3.0 million) in the nine months ended September 30, 2007, compared to exchange losses of RMB2.1 million in the same period of 2006, primarily due to the appreciation of the Renminbi against the U.S. dollar. We generated interest income of RMB18.1 million (US$2.4 million) and at the same time incurred interest expenses of RMB14.7 million (US$2.0 million) in the nine months ended September 30, 2007, compared to interest income of RMB0.5 million and interest expenses of RMB3.9 million in the same period in 2006. Our interest income in the nine months ended September 30, 2007 was primarily the interest generated on the proceeds from our initial public offering in December 2006. Our interest expenses in the nine months ended September 30, 2007 mainly consist of interest paid on our commercial loans.

Income Tax

We incurred income tax expenses of RMB3.6 million (US$0.5 million) in the nine months ended September 30, 2007 while our income tax benefit was RMB0.6 million in 2006, because Linyang China, our operating subsidiary in the PRC, was exempted from enterprise income tax for 2006 and 2005. Linyang China will be taxed at a reduced state enterprise income tax rate of 12% for the years of 2007, 2008 and 2009 and at a rate of 25% from 2010 onward.

Net Income

As a result of the cumulative effect of the above factors, our net income increased by 12.0% to RMB81.6 million (US$10.9 million) in the nine months ended September 30, 2007 from RMB72.9 million in the same period in 2006, while our net profit margin decreased to 5.8% in the nine months ended September 30, 2007 from 18.9% in the same period in 2006.

2006 Compared to 2005

We began PV module production in January 2005 and began PV cell production in November 2005. Our operating results in 2006 represented significant increases compared to 2005 due to the increase in sales volume, average selling prices and profit margins of our products. We previously outsourced PV cells used for our PV module production from third party suppliers at market prices. In 2006, we manufactured all of the PV cells used for our PV module production, thereby significantly reducing our reliance on third party PV cell suppliers, decreasing our PV module production costs and increasing our profit margins.

Net Revenue

Our net revenue was RMB630.9 million (US$84.2 million) in 2006, an increase of RMB464.7 million from RMB166.2 million in 2005, primarily due to increased sales volumes and selling prices of our PV cells and PV modules. The net revenue we generated from our PV cell business increased from RMB0.5 million in 2005 to RMB7.2 million (US$1.0 million) in 2006. Our net revenue derived from PV module business increased from RMB165.6 million to RMB604.3 million (US$80.7 million) in 2006. Our sales volumes of PV modules increased from 5.2 MW in 2005 to 19.0 MW in 2006 and sales volumes of PV cells increased from 0.02 MW in 2005 to 0.3 MW in 2006. The average selling prices of our PV modules increased from US$3.93 per watt in 2005 to US$3.99 per watt in 2006 and the average selling prices of our PV cells increased from US$3.00 per watt in 2005 to US$3.07 per watt in 2006. We also began providing PV cell processing services from January 2006 and generated revenue of RMB19.4 million (US$2.6 million) from PV cell processing in 2006, based on 3.3 MW of PV cells we processed and provided to our customers in this period. We derived 94.3% and 5.7% of our net revenue in 2006 and 79.8% and 20.2% in 2005 from customers in Europe and China, respectively.

Cost of Revenue and Gross Profit

Our cost of revenue was RMB446.5 million (US$59.6 million) in 2006, an increase of RMB306.6 million from RMB139.9 million in 2005. The costs associated with PV cell and PV module production were RMB6.0 million (US$0.8 million) and RMB434.5 million (US$58.0 million), respectively, accounting for 1.3% and 97.3% of our total cost of revenue, respectively, in 2006. The costs associated with PV cell and PV module production were RMB0.4 million and RMB139.5 million, respectively, accounting for 0.3% and 99.7% of our total cost of revenue, respectively, in 2005. We also had cost of revenue relating to PV cell processing of RMB6.1 million (US$0.8 million) in 2006. Cost of revenue as a percentage of our net revenue was 70.8% and 84.2%, respectively, in 2006 and 2005. As a result of the foregoing, our gross profit was RMB184.4 million (US$24.6 million) for the year 2006, compared to RMB26.3 million in 2005. Our gross profit margin in 2006 was 29.2%, compared to 15.8% in 2005.

Operating Expenses and Operating Profit

Our operating expenses were RMB70.6 million (US$9.4 million) in 2006, compared to RMB10.1 million in 2005. These operating expenses consisted mainly of selling expenses, general and administrative expenses and research and development expenses.

We incurred selling expenses of RMB11.9 million (US$1.6 million) in 2006, which represented 1.9% of our net revenue in the same period. These expenses mainly related to warranty expenses and our marketing efforts in our main target markets of Germany, Spain, Italy and China. We incurred selling expenses of RMB5.3 million in 2005, accounting for 3.2% of our net revenue in the same period.

Our general and administrative expenses increased by RMB48.1 million to RMB52.2 million (US$7.0 million) in 2006 from RMB4.1 million in 2005, due primarily to a share compensation charge of RMB12.1 million (US$1.6 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited, a share compensation charge of RMB10.3 million (US$1.4 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company, a share compensation charge of RMB2.9 million (US$0.4 million) related to options granted under our 2006 equity incentive plan, and a RMB11.3 million (US$1.5 million) allowance for doubtful accounts related to one of our customers in Spain. General and administrative expenses also increased due to an increase in the number of our general and administrative personnel, as well as the overall increase in our business activities and the size of our operations. General and administrative expenses as a percentage of our net revenue were 8.3% and 2.5%, respectively, in 2006 and 2005.

In addition, we also incurred research and development expenses of RMB6.5 million (US$0.9 million) in 2006, increased by RMB5.7 million from RMB0.8 million in 2005, primarily due to an increase in the number of research and development personnel as well as increased level of research and development activities. Research and development expenses as a percentage of our net revenue were 1.0% and 0.5%, respectively, in 2006 and 2005.

As a result of the foregoing, our operating profit in 2006 was RMB113.8 million (US$15.2 million), an increase of RMB97.6 million from RMB16.2 million in 2005. Our operating profit margin in 2006 was 18.0% compared to 9.7% in 2005. This measure includes a share compensation charge of RMB10.3 million (US$1.4 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.6 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited during this period.

Interest Expenses and Other Income (Expenses)

Our interest expenses were RMB8.4 million (US$1.1 million) in 2006 and RMB0.1 million in 2005, mainly consisting of interest expenses on our commercial loans. We incurred exchange losses in the amount of RMB4.3 million (US$0.6 million) in 2006 and RMB1.8 million in 2005, mainly due to foreign currency exchange losses resulting from the appreciated exchange rate of the Renminbi against the U.S. dollar. We had other income of RMB0.9 million (US$0.1 million) in 2006, compared to RMB0.2 million in 2005.

Net Income Before Tax and Income Tax Benefit

As a result of the foregoing, we had net income before tax of RMB103.1 million (US$13.8 million) in 2006 and RMB14.3 million in 2005. Our tax expenses were nil in 2006 and 2005, because Linyang China, our operating subsidiary in the PRC, was exempted from enterprise income tax for 2006 and 2005. We recorded RMB3.1 million (US$0.4 million) income tax benefit as a result of recognizing deferred tax assets related to warranty provision in 2006, compared to RMB0.1 million in 2005.

Net Income

We had net income of RMB105.9 million (US$14.1 million) in 2006 and RMB14.4 million in 2005. Our net income margin was 16.8% in 2006 and 8.7% in 2005. This measure includes a share compensation charge of RMB10.3 million (US$1.4 million) related to a sale of our ordinary shares to Linyang Electronics by other shareholders of our company and a share compensation charge of RMB12.1 million (US$1.6 million) as a result of the issuance of series A convertible preference shares to Good Energies Investments (Jersey) Limited.

Period from August 27, 2004 (Inception) to December 31, 2004

Since we only had minimal operating activities during the period from August 27 to December 31, 2004, we do not believe that a comparison between this period and the year ended December 31, 2005 is meaningful.

We commenced our business operations on August 27, 2004. Since we did not begin production of any of our PV products until 2005, we did not generate any revenue or incur any cost of revenue for the period from August 27 to December 31, 2004. We incurred general and administrative expenses of RMB0.6 million, and as a result, we had net loss of RMB0.6 million during this period.

Liquidity and Capital Resources

We are a holding company, and conduct substantially all of our business through Linyang China, our PRC operating subsidiary. We rely on dividends paid by Linyang China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of September 30, 2007, a total of RMB12.3 million (US$1.6 million) was not available for distribution to us in the form of dividends due to these PRC regulations.

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Period from
	August 27, 2004
	(Inception) to
	December 31,	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006		2006	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands)

Net cash used in operating activities	(8,180)	(76,582)	(523,061)	(69,809)	(414,659)	(834,940)	(111,433)
Net cash used in investing activities	(295)	(37,464)	(190,047)	(25,364)	(95,387)	(324,236)	(43,273)
Net cash generated from financing activities	12,000	117,575	1,843,846	246,082	571,938	366,832	48,958
Net increase in cash and cash equivalents	3,525	3,529	1,130,738	150,910	61,892	(792,344)	(105,748)

Net Cash Used in Operating Activities

Net cash used in operating activities primarily consists of net income (loss), as adjusted for non-cash items such as depreciation, amortization of intangible assets, warranty provision, share compensation expense and deferred tax benefit, and the effect of changes in certain operating assets and liabilities line items such as inventories, other current assets (including advances to suppliers and other receivables), amounts due to related parties, accounts and notes payable, customer deposits, accrued expenses and other liabilities.

Our net cash used in operating activities was RMB834.9 million (US$111.4 million) in the nine months ended September 30, 2007, which was derived from a net income of RMB81.6 million (US$10.9 million) adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of an increase in share compensation expenses of RMB15.4 million (US$2.0 million), depreciation expense of RMB16.4 million (US$2.2 million), warranty provision of RMB13.3 million (US$1.8 million) and write-down of inventories of RMB4.6 million (US$0.6 million), partially offset by allowance on doubtful accounts of RMB11.3 million (US$1.5 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB952.8 million (US$127.2 million), were primarily comprised of:

•	an increase of RMB522.8 million (US$69.8 million) in accounts receivable, primarily due to increased sales on credit in the nine months ended September 30, 2007;

•	an increase of RMB226.4 million (US$30.2 million) in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	an increase of RMB157.5 million (US$21.0 million) in inventories principally as a result of increased purchases of silicon and silicon wafers; and

•	an increase of RMB76.9 million (US$10.3 million) in accounts payable, primarily due to increased purchases of raw materials.

Our net cash used in operating activities was RMB523.1 million (US$69.8 million) in 2006, which was derived from a net income of RMB105.9 million (US$14.1 million) adjusted by an increase in depreciation expense of RMB6.6 million (US$0.9 million), warranty provision of RMB6.0 million (US$0.8 million), share compensation expenses of RMB25.3 million (US$3.4 million), allowance on doubtful accounts of RMB11.3 million (US$1.5 million) and deferred tax benefits of RMB3.3 million (US$0.4 million). The adjustments relating to changes in operating assets and liabilities, which resulted in a net decrease of RMB675.4 million (US$90.1 million), were primarily comprised of:

•	an increase of RMB159.2 million (US$21.2 million) in accounts receivable, primarily due to increased sales on credit in the fourth quarter of 2006;

•	an increase of RMB176.9 million (US$23.6 million) in advances to suppliers, primarily due to increased prepayments to our suppliers for purchases of silicon and silicon wafers;

•	an increase of RMB295.7 million (US$39.5 million) in inventories principally as a result of increased purchases of silicon and silicon wafers; and

•	a decrease of RMB55.3 million (US$7.4 million) in deposits received from customers, primarily due to our provision of more preferential credit terms to our customers.

Our net cash used in operating activities was RMB76.6 million in 2005, consisting primarily of net income of RMB14.4 million, adjusted by a RMB0.8 million depreciation of fixed assets, RMB1.5 million warranty provision, and RMB0.5 million stock compensation expense, and offset by a net increase in operating assets and liabilities of RMB93.8 million, including primarily:

•	an increase of RMB72.3 million in inventories principally as a result of an increase of RMB60.5 million in the purchase of raw materials;

•	an increase of RMB56.5 million in advances to suppliers;

•	an increase of RMB16.6 million in accounts payable mainly due to raw materials purchases;

•	an increase of RMB22.2 million in restricted cash relating to customer deposits; and

•	an increase of RMB55.3 million in deposits received from customers.

These changes in 2005 were all principally due to the increase in our overall business as we ramped up our production and sale of PV modules and PV cells.

Our net cash used in operating activities was RMB8.2 million in the period from August 27 to December 31, 2004, primarily consisting of a net loss of RMB0.6 million, adjusted by an increase of RMB7.6 million in operating assets and liabilities, which principally resulted from an increase of RMB4.5 million in inventories and an increase of RMB4.9 million in advances to suppliers.

Net Cash Used in Investing Activities

Our net cash used in investing activities primarily consists of cash used for the acquisition of fixed assets and advances made to related parties.

Our net cash used in investing activities was RMB324.2 million (US$43.3 million) in the nine months ended September 30, 2007, consisting of RMB285.8 million (US$38.1 million) of cash used for the acquisition of fixed assets, primarily our manufacturing machinery and equipment.

Our net cash used in investing activities was RMB190.0 million (US$25.4 million) in 2006, consisting of RMB177.9 million (US$23.7 million) of cash used for the acquisition of fixed assets, including primarily our manufacturing machinery and equipment, and RMB13.0 million (US$1.7 million) of cash used for the acquisition of land use rights.

Our net cash used in investing activities was RMB37.5 million in 2005, consisting primarily of cash used for the acquisition of fixed assets of RMB37.5 million.

Our net cash used in investing activities in the period from August 27 to December 31, 2004 was RMB0.3 million, all of which related to the acquisition of fixed assets.

Net Cash Generated from Financing Activities

Our net cash generated from financing activities primarily consists of capital contributions by equity shareholders, short-term bank borrowings and advances provided by related parties, as offset by payments of short-term bank borrowings and by bank deposits for securing credit facilities granted by commercial banks, which are not available for use for our operations.

Our net cash generated from financing activities was RMB366.8 million (US$49.0 million) in the nine months ended September 30, 2007. This was mainly attributable to short-term bank borrowings of RMB729.0 million (US$97.3 million), partially offset by our payments of short-term bank borrowings of RMB356.0 million (US$47.5 million).

Our net cash generated from financing activities was RMB1,843.8 million (US$246.1 million) in 2006. This was mainly attributable to the issuance of ordinary shares in the amount of RMB1,060.5 million (US$141.5 million), the issuance of series A convertible preference shares in the amount of RMB420.0 million (US$56.1 million) and new bank loans of RMB475.7 million (US$63.5 million).

Our net cash generated from financing activities was RMB117.6 million in 2005, including RMB29.3 million in proceeds received as capital contributions from our shareholders and RMB20.0 million (US$2.5 million) in short-term bank loans, RMB146.4 million in repayment of advances and RMB116.1 million in advances from Linyang Electronics Co., Ltd. for working capital purposes.

We had net cash generated from financing activities of RMB12.0 million in the period from August 27 to December 31, 2004, consisting entirely of capital contributions from our shareholders offset by the advance of RMB18.0 million to Linyang Electronics and Huaerli (Nantong) Electronics Co., Ltd., or Huaerli (Nantong) as silicon purchase prepayments.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2007:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years
		(in thousands of Renminbi)

Purchase obligations relating to machinery and equipment	52,734	52,734	—	—	—
Purchase obligations relating to raw materials	3,314,158	1,390,332	210,928	463,533	1,249,365
Operating lease commitments	10,463	3,504	2,208	2,160	2,591

Total	3,377,355	1,446,570	213,136	465,693	1,251,956

On October 25, 2007, Linyang China entered into an agreement with Linyang Electronics, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer under which Linyang China agreed to pay Linyang Electronics a guarantee fee equivalent to an annual interest of 2.0% of the total bank borrowings guaranteed by Linyang Electronics.

Capital Resources and Capital Expenditures

We have financed our operations primarily through cash flows from operations and also through bank loans and related-party loans and proceeds from our initial public offering. As of September 30, 2007, we had short-term bank loans from various commercial banks with an aggregate outstanding balance of RMB752.9 million (US$100.5 million). Our short-term bank loans outstanding as of September 30, 2007 bore an average interest rate of 6.3751% per annum. These short-term bank loans have terms of six months to one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. Our short-term bank loans were secured by land use rights and substantially all of our short-term bank loans were guaranteed by Linyang Electronics. We plan to repay our short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative fundings in the future.

As of September 30, 2007, we had long-term bank loans with an aggregate outstanding balance of RMB7.0 million (US$0.9 million). Our long-term bank loans outstanding as of September 30, 2007 bore an average interest rate of 6.65% per annum and were guaranteed by Linyang Electronics.

As of September 30, 2007, we had cash and cash equivalents in the amount of RMB345.4 million (US$46.1 million). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Our advances to suppliers increased significantly from RMB238.2 million (US$31.8 million) as of December 31, 2006 to RMB468.4 million (US$62.5 million) as of September 30, 2007 as we made more prepayments to our silicon wafer suppliers in order to satisfy our increased manufacturing capacity. Going forward, we expect advances to suppliers to continue to increase as we further expand our manufacturing capacity. Our fixed assets increased significantly from RMB207.4 million (US$27.7 million) as of December 31, 2006 to RMB503.4 million (US$67.2 million) as of September 30, 2007. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity.

Due to prepayments and other obligations, our cash balances have continued to decline and our short-term bank borrowings have continued to increase in the fourth quarter of 2007.

Our capital expenditures were used primarily in the purchase of a manufacturing facility and additional manufacturing equipment for the production of PV cells and modules. We plan to fund the balance of our 2008 capital expenditures substantially with proceeds from our convertible note offering, additional borrowings from third parties and cash from operations.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in speculative transactions involving derivatives.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our financial statements are expressed in Renminbi and our functional currency is Renminbi. The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a more than 12.4% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and January 14, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

A substantial portion of our sales is denominated in Euros and U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars. Therefore, the revaluation in July 2005 and potential future revaluations have increased and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenue and financial condition. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, also affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. The value of, and any dividends payable on, our ADSs in foreign currency terms may also be affected. If we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our short-term bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF 02-3 or similar guidance in SFAS No. 155. For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. We are currently assessing the impact, if any, that SFAS No. 157 will have on our financial condition or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 permits entities to choose to measure certain of their financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact, if any, of this new standard on our financial statements.

OUR CORPORATE HISTORY AND STRUCTURE

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiary in the PRC, Linyang China. We own 100% of Linyang BVI, a British Virgin Islands holding company, which owns 100% of Solarfun Power Hong Kong Limited. Solarfun Power Hong Kong Limited owns 100% of Linyang China. We established three subsidiaries in China, Shanghai Linyang, Sichuan Jiayang and Nantong Linyang, to expand our business into new markets and sectors. We also established a wholly owned subsidiary, Solarfun Power U.S.A. Inc., as part of our plan to enter the United States market. In August 2007, we acquired a 52% equity interest in Yangguang Solar. The diagram sets forth the entities directly or indirectly controlled by us as of the date of this prospectus:

(1)	The other shareholders of Shanghai Linyang are three individuals: Mr. Yongliang Gu, Mr. Rongqiang Cui, and Mr. Cui’s spouse. Mr. Gu and Mr. Cui are our shareholders.
(2)	The other shareholders of Sichuan Jiayang are Sichuan Jianengjia, which holds a 30% equity interest, and a member of Sichuan Jiayang’s management team, Mr. Wei Gu, who holds a 15% equity interest on behalf of Mr. Yonghua Lu, our chairman and chief executive officer, pursuant to an entrustment agreement entered into in November 2006. Under this entrustment agreement, Mr. Lu provided RMB3.0 million (US$0.4 million) to Mr. Gu to acquire the 15% equity interest in Sichuan Jiayang. Under the entrustment agreement, all the rights enjoyed by Mr. Gu as the holder of record of the 15% equity interest in Sichuan Jiayang, including economic rights, belong to Mr. Lu. Mr. Gu may only exercise rights relating to this equity interest in Sichuan Jiayang, such as voting and transfer rights, pursuant to written instructions from Mr. Lu. Mr. Lu also has the right to transfer all or a portion of the 15% equity interest to the management of Sichuan Jiayang or other third parties. This entrustment arrangement was originally contemplated at the time of establishment of Sichuan Jiayang, but was not formalized in writing until November 2006, and was meant to serve as a transitional step in advance of potentially fully transferring these equity interests to Mr. Gu and other members of Sichuan Jiayang’s management team as performance incentives.

(3)	The other shareholders of Yangguang Solar are Jiangsu Qitian Group Co., Ltd. (Suyuan Group was renamed as Jiangsu Qitian Group Co., Ltd. on July 27, 2007), which holds a 20% equity interest, Nanjing Linyang, which holds an 18% equity interest, and Jiangsu Guanyi Technology Co., Ltd., which holds a 10% equity interest.

We commenced our operations in August 2004 through Linyang China. In connection with our initial public offering, we completed a restructuring in June 2006 pursuant to which we established our current holding company structure. Immediately prior to our restructuring, on June 1, 2006, Linyang China was a Sino-foreign joint venture company with four shareholders: Linyang Electronics held 70% of the equity interests of Linyang China; Mr. Rongqiang Cui, our shareholder, and Mr. Yongliang Gu, our shareholder, held 3% and 2%, respectively, of Linyang China; and a non-PRC resident held the remaining 25% as the non-PRC joint venture partner. Linyang Electronics is one of the leading electricity-measuring instrument manufacturers in China. Mr. Yonghua Lu, our founder, chairman and chief executive officer, together with his spouse, holds 75% of the equity interests of Linyang Electronics, with the non-PRC resident joint venture partner of Linyang China holding the remaining 25%. In connection with the restructuring, the non-PRC resident joint venture partner of Linyang China ceased to own any interest in our company and received cash for the transfer of his interest in Linyang China.

In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments (Jersey) Limited and two individual investors. The proceeds we received from this transaction, before deduction of transaction expenses, were US$53 million. All of these 79,644,754 series A convertible preference shares were converted to ordinary shares of our company upon the completion of our initial public offering.

We and certain selling shareholders of our company completed our initial public offering of 12,000,000 ADSs, each representing five ordinary shares, on December 26, 2006. On December 20, 2006, we listed our ADSs on The Nasdaq Global Market under the symbol “SOLF.”

For a discussion of our current shareholding structure, see “Principal Shareholders.”

OUR BUSINESS

Overview

We are an established manufacturer of both PV cells and PV modules in China. We manufacture and sell a variety of PV cells and PV modules using advanced manufacturing process technologies that have helped us to rapidly increase our operational efficiency. All of our PV modules are currently produced using PV cells manufactured at our own facilities. We sell our products both directly to system integrators and through third party distributors. In the nine months ended September 30, 2007, we sold our products to over 20 customers, mostly in Germany and Spain, as well as several other European countries. In the past, we also provided PV cell processing services for some of our silicon suppliers. We conduct our business in China through our operating subsidiary, Linyang China.

We currently operate four monocrystalline PV cell production lines and four multicrystalline PV cell production lines, each with up to 30 MW of annual manufacturing capacity. As part of our vertical integration and supply sourcing strategy, we recently acquired a controlling stake in a Chinese silicon ingot manufacturing company, which we believe could produce 50 to 60 MW of ingots in 2008. In order to meet the fast-growing market demands for solar products, we plan to significantly expand our PV cell manufacturing capacity over the next several years. We expect that the aggregate annual manufacturing capacity of our PV cell production lines that are completed or under construction will reach 360 MW by the middle of 2008. In addition, we have achieved improvements in process technology and product quality since we commenced our commercial production in November 2005. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6% in the nine months ended September 30, 2007 and we are now able to process wafers as thin as 200 microns.

Our net revenue increased from RMB166.2 million in 2005 to RMB630.9 million (US$84.2 million) in 2006, and our net income increased from RMB14.4 million in 2005 to RMB105.9 million (US$14.1 million) in 2006. In the nine months ended September 30, 2007, our net revenue and net income amounted to RMB1407.4 million (US$187.8 million) and RMB81.6 million (US$10.9 million), respectively, compared to RMB386.2 million and RMB72.9 million, respectively, in the same period in 2006.

Our Strengths

We believe the following strengths enable us to capture opportunities in the rapidly growing PV industry and compete effectively in the PV market in China and internationally:

Strong Execution Capability Demonstrated by Significant and Rapid Operational Expansion in a Competitive Market

We have achieved significant milestones in a highly competitive market within the short period since our establishment, including the following:

•	Rapid Buildup of Manufacturing Capacity and Fast Rollout of Products. We completed our first PV cell production line within seven months from the initial project design phase in April 2005 to final completion of construction in November 2005. We built up our manufacturing capacity within a short period of time, and have achieved an annual manufacturing capacity of 240 MW of PV cells. We believe our ability to build up our manufacturing capacity and produce high-quality products within a short period of time has allowed us to meet the market demands in a timely manner.

•	Continuing Improvements of Process Technology and Product Quality. In line with the ongoing refinement of our manufacturing processes, we further improved our process technology, including being able to process wafers as thin as 200 microns. In the nine months ended September 30, 2007, our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6%. We also obtained TÜV certification in October 2005 and July 2007 and UL certification issued by Underwriters Laboratories in March 2007 for our PV modules. Obtaining and maintaining TÜV certification has significantly enhanced our sales in Europe, since European customers generally require this certification for any PV products they purchase.

We believe these achievements reflect the execution capabilities of our experienced management team, the technical support provided by our research and development team, the skills of our operational personnel, and the efficiency of our production and management system. Due to these factors, we believe we are well-positioned to maintain our execution momentum and capitalize on the rapidly growing PV market.

Scalable Integrated Manufacturing Capacity and Extensive Industry Relationships to Support Our Expansion Plans

We believe our existing manufacturing capacity and strong customer and supplier relationships will serve as a solid base for us to implement our future expansion plans.

We currently have an annual manufacturing capacity of 240 MW for PV cells. We expect that the aggregate annual manufacturing capacity of our completed and under-construction PV cell production lines will reach 360 MW by the middle of 2008. We believe our experience in building up capacity within short periods of time will allow us to successfully execute our future capacity expansion plans.

We believe our access to silicon supplies is a key factor in our expansion plans, as there is currently an industry-wide shortage of these raw materials. We have established supply arrangements with our key silicon and silicon wafer suppliers, including an eight-year supply contract with Hoku, a seven-year supply contract with a non-PRC supplier and supply contracts with LDK. In addition, we entered into a supply agreement in June 2006 with E-mei, which became effective in October 2006, under which we agreed to make prepayments to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility, the construction of which is expected to be completed by April 2008, with an expected annual production capacity of 500 tons of silicon products. Moreover, E-mei agreed to provide us approximately 0.6 MW of silicon and silicon wafers each month from July 2007 to March 2008. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We also recently entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Power Hong Kong Ltd. Deliveries will begin in 2008. We also recently entered into a 140 MW long-term wafer contract with WACKER SCHOTT Solar GmbH through Solarfun Power Hong Kong Ltd. Deliveries will begin in 2008.

In August 2007, we acquired a 52% equity interest in Yangguang Solar. Pursuant to the equity transfer agreement under which Zhongneng agreed to transfer a 70% equity interest in Yangguang Solar to Nanjing Linyang and the remaining 30% equity interest to Suyuan Group, Zhongneng agreed to supply polysilicon to Yangguang Solar in the amount of 50 tons in 2007, 700 tons in 2008 and 1,200 tons in 2009. However, the actual delivered quantity was 27 tons in 2007, and based upon this decreased delivery volume in 2007, it is expected that the amounts to be delivered in 2008 and 2009 may be significantly less. Yangguang Solar is currently receiving polysilicon from Zhongneng based on purchase orders negotiated on a month-to-month basis. In light of this unfavorable situation, Nanjing Linyang, which is controlled by our chairman, Mr. Yonghua Lu, and continues to own an 18% interest in Yangguang Solar, intends to negotiate for the originally committed polysilicon supply amount pursuant to the agreement.

Although we believe these supply arrangements will satisfy a significant portion of our planned silicon supply requirements in 2008, our polysilicon and silicon wafer suppliers may not be able to supply us with sufficient materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons.

Our key customers include prominent international solar power system integrators and distributors, such as Solar Projekt Energiesysteme GmbH, UB Garanty Project S.L., Ecostream Switzerland GmbH, Schüco International KG, Isofoto, S.A., Corergy AG and Scatec. In addition, we are discussing potential business opportunities with other leading international solar energy companies. We expect that these relationships with suppliers and customers will serve as the basis for our further growth and expansion.

Operational Cost Advantages Achieved through Efficient Utilization of Management, Engineering, Labor and Manufacturing Resources in China

As our operations are based in China, we believe we have significant cost advantages over companies in the solar energy industry that are based in developed countries. In particular, the factors that contribute to our relatively low cost basis include the following:

•	The cost of professional management and engineering personnel as well as skilled labor in China is much lower than in developed countries.

•	We have enjoyed relatively low equipment costs. We combine imported equipment with domestically produced equipment based on our own manufacturing design to achieve an optimal mix between technical specifications and cost, without compromising the process and product quality.

Industry Experience to Support Our Development of Downstream Business Opportunities in China

We believe we are well-positioned to leverage our core competencies in PV cell and PV module manufacturing to effectively develop system integration and other downstream businesses. This evolution is supported by:

•	Our management’s extensive participation in the electricity generation industry and experience in electronics manufacturing over the last decade.

•	Our establishment of Shanghai Linyang in the first quarter of 2006 to explore downstream opportunities. In particular, Shanghai Linyang’s personnel have previously been involved in several solar energy electricity generation projects in Shanghai, including the Shanghai Xinzhuang Industry Park 3 KW on-grid application system, the Shanghai Charity Foundation 3 KW on-grid application system and the Shanghai Energy Conservation Center 1 KW off-grid application system.

Research and Development Capabilities That Leverage Both Third Party Collaborations and Internal Resources

We have adopted a systematic approach to our research and development activities that is aimed at achieving both near-term manufacturing process efficiency gains and long-term technological breakthroughs by leveraging third party collaborations as well as our internal resources. This approach consists of:

•	Collaborations with Research Institutions. We have established a joint research program with ISC Konstanz in Germany to improve our PV cell manufacturing. We also have a long-term joint development relationship with Shanghai Jiaotong University, one of the leading science and engineering universities in China, which we believe will provide our company access to PV experts in China and allow us to participate in the development and implementation of the next generation of PV technologies. We have also cooperated with the Institute of Electrical Engineering of the Chinese Academy of Sciences to jointly develop new PV products. In addition, we have established a joint PV research program with Sun Yat-sen University in China to conduct research on PV cell process technology and set up a research and development framework program with ISC Konstanz, a German solar research institute, to improve our PV cell manufacturing. We believe these research and development initiatives have helped us, and will help us, achieve our technological advancement.

•	Internal Research and Development Capabilities. Our research and development efforts have allowed us to improve our products and enhance our overall business. We currently have one issued patent and seven pending patent applications in China. In April 2007, we established Nantong Linyang as part of our effort to strengthen our research and development capabilities.

•	Establishment of PV Technology Committee. We have established a PV technology committee that is composed of 12 PV technology experts. This committee’s mandate is to monitor and report on technological developments, trends and new governmental policies affecting the industry. The committee also participates in the research and development activities of our company, conducts its own research on selected topics and contributes to the development and training of our research and development team.

Entrepreneurial Management with Extensive Industry Contacts and Strong Track Record of Successful Execution

Our management team consists of an experienced and diversified group of entrepreneurs and professionals who have positioned our company to take advantage of the rapidly growing PV market. Our senior management has significant industry and managerial experience and contacts throughout the electricity generation industry, which is evidenced by their track records of founding and managing successful enterprises. For example, Mr. Yonghua Lu, our founder, chairman and chief executive officer, has been chairman and general manager of Linyang Electronics, one of the largest electricity measuring instrument manufacturers in China since 1997. Mr. Hanfei Wang, our director and chief operating officer, was a key management team member of a leading solar company in China from 2001 to 2004. Mr. Yuting Wang, our chief engineer, has extensive experience in solar energy research and development in China. In addition, more than half of our middle management and production supervisors have extensive manufacturing and managerial experience based on their prior employment at Linyang Electronics and other successful PV enterprises.

Our Strategies

Our long-term goal is to become a leading global PV cell and module manufacturer and to leverage our core strengths to become an innovator and an important player in the downstream PV markets, particularly in China. To achieve this goal, we plan to implement the following specific strategies:

Continue to Expand Manufacturing Capacity and Reduce Operational Costs to Achieve Greater Economies of Scale

We believe that scale and manufacturing capacity are the key factors in determining competitiveness in the PV market. Our plans for expanding our production capacity are two-fold:

•	PV Cell Production. We currently have eight PV cell production lines in commercial operation. We plan to install four additional PV cell production lines in 2008 to raise our manufacturing capacity to 360 MW by the middle of 2008.

•	Other Production Lines. In addition, we plan to install other production lines for other products. For example, we recently commenced initial operation of a new 15 MW “building integrated” PV production line.

Our planned expansion is expected to help us achieve economies of scale in production and reduce materials procurement costs, as well as rationalize our equipment costs and general and administrative expenses. In addition, we plan to begin to design our own equipment, including cleaning and printing machines, debottleneck our production capacity and improve our manufacturing processes. We believe that this will reduce our costs and allow us to meet our customers’ product and volume requirements, while maintaining our profitability.

Secure Future Supplies of Silicon and Expand Our Ingot Production Business

We intend to leverage our financial strength, market position and industry experience in China to enter into various forms of strategic alliances with silicon suppliers in China and overseas to reduce our exposure to the risk of supply shortages. In particular, we plan to secure supplies of silicon through the following means:

•	Wafers and Polysilicon Supply Contracts. We have entered into supply contracts with Hoku, LDK and E-mei for wafers or polysilicon. We recently entered into a seven-year supply contract with a non-PRC supplier and are in active discussions with other silicon and silicon wafer suppliers both in China and overseas to secure stable and reliable silicon supplies. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We also recently entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Power Hong Kong Ltd. Deliveries will begin in 2008. In addition, we signed a new contract with EDF Energies Nouvelles which includes a firm order for 17 MW of monocrystalline modules and an option for the sale of an additional 5 MW. This order was jointly placed with Photon Power Technologies, EDF Energies Nouvelles’ solar energy partner in France. We believe that our expanding production capacity makes us an attractive customer for global silicon and silicon wafer suppliers.

•	Other Solutions. We plan to selectively enter into spot market silicon purchase contracts to supplement our existing long-term supply agreements.

•	Internal Ingot Manufacturing Capacity. In August 2007, we acquired a 52% equity interest in Yangguang Solar, which is engaged in ingot production with an annualized production capacity of 15-20 MW at the end of 2007. Yangguang Solar plans to install additional equipment and we believe its aggregate annualized production capacity could reach 60 to 80 MW by the end of 2008. This acquisition provides us with an additional source for silicon ingots, as well as strategic flexibility to expand into the additional segments of the PV industry value chain. However, we have no prior experience in operating an ingot plant, particularly an early stage company that is new and unproven and we may not be able to operate it successfully.

Increase Investments for Research and Development Activities, Enhance Production Process Technologies and Develop Next Generation Products through Continuous Innovation

To further enhance our existing product technology and our manufacturing processes and develop new products and technologies, we plan to devote substantial resources to research and development, including by participating in various types of cooperation projects with leading domestic and international research institutions. In particular, our research and development efforts will focus on the following areas:

•	Increase Conversion Efficiencies. We intend to develop new technologies and design advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with higher conversion efficiencies.

•	Reduce Silicon Usage by Using Thinner Silicon Wafers. We intend to develop process technologies for wafers with thicknesses of less than 150 microns to address manufacturing challenges associated with reducing the thickness of silicon wafers.

•	Develop Thin-Film Silicon PV Cell Technologies and Other Technologies. We intend to develop manufacturing technologies for the next generation thin film silicon PV cells on glass, which would significantly reduce the consumption of silicon materials and manufacturing costs.

In addition, in order to improve our operating efficiency, we continue to develop new equipment and tools and redesign our manufacturing processes. We also plan to build upon our existing research and development capabilities by continuing to recruit experienced research personnel and establishing additional alliances and collaborations with leading Chinese and international institutions.

Diversify Our Product and Service Offerings and Expand Our Business in Downstream Markets

We plan to diversify our PV cell and PV module offerings and to enter the system integration business by leveraging our core competencies in cell and module manufacturing and our management’s experience and relationships in the electricity generation and electronics manufacturing industries. In particular:

•	Our product lines currently include primarily PV cells and PV modules, and we plan to expand them to include “building integrated” PV and other PV applications and products, such as inverters and net meters, in order to address a broader range of market opportunities and reduce our dependence on our current products. Moreover, we believe the addition of these products will also help us increase our profitability and brand recognition.

•	We expect the PV market in China to grow rapidly in light of recent legislation and policies. We plan to take advantage of the rapid development of China’s PV market and the PRC government’s promotion of the development of solar energy in China’s western provinces, to begin to provide PV system services. By targeting high-profile projects, we believe we can also use these downstream opportunities to enhance awareness of our core products and our brand. We have already established Shanghai Linyang to capitalize on the potential system integration opportunities in China. Provision of system integration services typically generates a higher profit margin than PV cells and PV modules. Development of system integration products and services may also provide us with greater pricing power, as the new products and services are less susceptible to commoditization than our current products.

Broaden Our Geographical Revenue Base, and Build and Enhance Brand Recognition Both Domestically and Internationally

We plan to broaden the geographical distribution of our sales in order to seek new market opportunities, reduce our reliance on any particular geographic region and achieve a more diversified distribution of our products.

•	Overseas Market. Europe has been our largest market since we commenced operations in 2004. We have established a sales and marketing office in Germany. As part of our plan to enter the United States market, we obtained UL certification issued by Underwriters Laboratories, an independent product-safety testing and certification organization in the United States, for our PV modules in March 2007, and have established Solarfun Power U.S.A. Inc. to coordinate our marketing efforts in the United States.

•	PRC Market. We believe that China’s PV market is expected to grow rapidly with the enactment of more solar energy incentive policies by the PRC government. By leveraging upon the existing broad domestic sales platform of Linyang Electronics, our affiliate, we intend to further expand our PRC market presence, especially in the downstream market.

•	Strengthening Our Brand. We plan to build and enhance our “Solarfun” brand both domestically and internationally by continuing to provide high quality products and services and through a targeted marketing campaign.

Our Products and Services

Our products include PV cells and PV modules. In 2006, we also provided PV cell processing services to convert silicon wafers into PV cells on behalf of third parties. The table below shows our net revenue derived from the sales of PV cells, PV modules, the provision of PV cell processing services, and the percentage contribution of each of these products and services to our net revenue, for the periods indicated:

	Year Ended December 31,				Nine Months Ended
	2005		2006		September 30, 2007
Products and Services	Net Revenue	%	Net Revenue	%	Net Revenue	%
	(in thousands of Renminbi, except percentages)

PV cells	542	0.3%	7,182	1.1%	1,994	0.1%
PV modules	165,636	99.7%	604,317	95.8%	1,405,371	99.9%
PV cell processing	—	—	19,408	3.1%	—	—

Our Products

PV Cells

A PV cell is a semiconductor device that converts sunlight into electricity by a process known as the photovoltaic effect. The following table sets forth the specifications of two types of PV cells we currently produce:

	Dimensions	Conversion	Thickness	Maximum
PV Cell Type	(mm×mm)	Efficiency (%)	(EM)	Power (W)

Monocrystalline silicon cell	125 × 125	15.0 - 17.2%	200 - 220	2.23 - 2.56
	156 × 156	15.0 - 16.8%	200 - 220	3.60 - 4.03
Multicrystalline silicon cell	125 × 125	14.5 - 16.0%	200 - 220	2.19 - 2.50
	156 × 156	14.5 - 15.8%	200 - 220	3.41 - 3.85

The key technical efficiency measurement of PV cells is the conversion efficiency rate. In general, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Our monocrystalline PV cells achieved conversion efficiency rates in the range of 16.1% to 16.6% in the nine months ended September 30, 2007.

We are now able to process wafers as thin as 200 microns. In order to further lower our production costs, we intend to focus on producing PV cells with decreasing thickness levels.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We have been selling a wide range of PV modules, currently ranging from 5W to 200W in power output specification, made primarily from the PV cells we manufacture. We are developing modules with higher power to meet the rising demand for on-grid configurations. The majority of the PV modules we currently offer to our customers range in power between 160W and 200W. We sell approximately 60% of our PV modules under our proprietary “Solarfun” brand, and approximately 40% of our PV modules under the brand names of our customers.

The following table sets forth the types of PV modules we manufacture with the specifications indicated.

	Dimensions	Weight
PV Module Manufactured with:	(mm)	(Kg)	Power (W)

Monocrystalline silicon	1580 × 808 × 45	15	160 - 185
	1494 × 1000 × 45	18	190 - 210
Multicrystalline silicon	1580 × 808 × 45	15	155 - 180
	1494 × 1000 × 45	18	185 - 205

We believe our PV cells and modules are highly competitive with other products in the solar energy market in terms of efficiency and quality. We expect to continue improving the conversion efficiency and power, and reducing the thickness, of our solar products as we continue to devote significant financial and human resources in our various research and development programs.

Our Services

PV Cell Processing

In 2006, we provided PV cell processing services to convert silicon wafers into PV cells on behalf of third parties, including some of our silicon suppliers. For these PV cell processing service arrangements, we “purchased” raw materials from a customer and at the same time agreed to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customer under these processing arrangements was consistent with the amount of raw materials purchased from the customer. We recorded the amount of revenue from these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized was recorded as processing service revenue and the production costs incurred related to providing the processing services were recorded as service processing costs within cost of revenue.

Raw Materials Supply Management

Manufacturing of our solar products requires reliable supplies of various raw materials, including silicon wafers, ethylene vinyl acetate, triphenyltin, tempered glass, connecting bands, welding bands, silica gel, aluminum alloy and junction boxes. We seek to diversify the supply sources of raw materials and have not in the past experienced any disruption of our manufacturing process due to insufficient supply of raw materials. In addition, we are not dependent on any single supplier. The aggregate costs attributable to our five largest raw materials suppliers in 2006 and the nine months ended September 30, 2007 were 50.9% and 72.1%, respectively, of our total raw materials purchases.

We maintain different inventory levels of our raw materials, depending on the type of product and the lead time required to obtain additional supplies. We seek to maintain reasonable inventory levels that achieve a balance between our efforts to reduce our storage costs and optimize working capital on one hand, and the need to ensure that we have access to adequate supplies on the other. In light of the current industry-wide constraints on silicon wafer supply, our current policy is to procure as many silicon wafers as possible. As of December 31, 2006 and September 30, 2007, we had RMB295.1 million (US$39.4 million) and RMB215.6 million (US$28.8 million), respectively, of raw materials in inventory.

Silicon Wafers

Among the various raw materials required for our manufacturing process, silicon wafers are the most important for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into a PV cell. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. We currently use 5-inch and 6-inch wafers in our production, and plan to use 8-inch wafers in the future, since the amount of silicon wastage decreases with an increase in the diameter of the wafers used. PV cells can be manufactured on our production lines using both types of silicon wafers. We believe that the ability to manufacture using both types of silicon wafers provides us with greater flexibility in procuring raw materials, especially during periods of silicon supply shortages.

We purchase most of our silicon ingots and all of our silicon wafers from third-party suppliers. We outsource the slicing of silicon ingots into silicon wafers to third parties. We purchase silicon from both domestic and overseas suppliers, with the majority of our purchases being made in the domestic market. Currently, our principal silicon suppliers include Hoku, LDK, E-mei and WACKER SCHOTT Solar Vertriebs GmbH as well as a major Korean conglomerate and a non-PRC supplier.

We purchase silicon from third-party suppliers on a purchase order or annual or semi-annual contract basis. Under the annual/semi-annual purchase agreements, we are typically required to prepay a certain percentage of the purchase price.

We have established supply arrangements with our key silicon and silicon wafer suppliers, including an eight-year supply contract with Hoku, a seven-year supply contract with a non-PRC supplier and supply contracts with LDK. In addition, we entered into a supply agreement in June 2006 with E-mei, which became effective in October 2006, under which we agreed to make prepayments to secure exclusive rights to purchase the silicon products to be produced by E-mei’s future manufacturing facility at a discount to the prevailing market price for five years starting from the completion of the facility. E-mei will use the prepayments to construct a new manufacturing facility, which is expected to be completed by April 2008, with an expected annual production capacity of 500 tons of silicon products. Moreover, E-mei agreed to provide us approximately 0.6 MW of silicon and silicon wafers each month from July 2007 to March 2008. In December 2007, we also entered into three contracts for sale and delivery of wafers totaling US$230 million over a seven-year period with a major Korean conglomerate, under which we will receive a predetermined amount of wafers beginning in January 2008 with volumes reaching over 30 MW per year in 2011. We also recently entered into an approximate 140 MW long-term wafer contract with WACKER SCHOTT Solar Vertriebs GmbH through Solarfun Power Hong Kong Ltd. Deliveries will begin in 2008. In addition, we signed a new contract with EDF Energies Nouvelles which includes a firm order for 17 MW of monocrystalline modules and an option for the sale of an additional 5 MW. This order was jointly placed with Photon Power Technologies, EDF Energies Nouvelles’ solar energy partner in France.

In August 2007, we acquired a 52% equity interest in Yangguang Solar, which we believe could produce 50 to 60 MW of ingots in 2008. Pursuant to the equity transfer agreement, under which Zhongneng agreed to transfer a 70% equity interest in Yangguang Solar to Nanjing Linyang and the remaining 30% equity interest to Suyuan Group, Zhongneng agreed to supply polysilicon to Yangguang Solar in the amount of 50 tons in 2007, 700 tons in 2008 and 1,200 tons in 2009. However, the actual delivered quantity was 27 tons in 2007, and based upon this decreased delivery volume in 2007, it is expected that the amounts to be delivered in 2008 and 2009 may be significantly less. Yangguang Solar is currently receiving polysilicon from Zhongneng based on purchase orders negotiated on a month-to-month basis. In light of this unfavorable situation, Nanjing Linyang, which is controlled by our chairman, Mr. Yonghua Lu, and continues to own an 18% interest in Yangguang Solar, intends to negotiate for the originally committed polysilicon supply amount pursuant to the agreement.

Although we believe these supply arrangements will satisfy our silicon supply requirements for a significant portion of our planned silicon supply requirements in 2008, our polysilicon and silicon wafer suppliers may not be able to supply us with sufficient materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons. In the past, due to a shortage of raw materials for the production of silicon wafers, increased market demand for silicon wafers, a failure by some silicon suppliers to achieve expected production volumes and other factors, some of our major silicon wafer suppliers failed to fully perform on their silicon wafer supply commitments to us, and we consequently did not receive all of the contractually agreed quantities of silicon wafers from these suppliers. We subsequently cancelled or renegotiated these silicon supply contracts. The majority of this shortfall was due to the cancellation of a single silicon supply contract with one of our silicon suppliers. However, we were able to enter into contracts with other suppliers to replace the majority of the shortfall from the cancellation of this contract at a lower average silicon purchase price. Nevertheless, we cannot assure you that we will not experience similar or additional shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. See also “Risk Factors — Risks Related to Our Company and Our Industry — Our dependence on a limited number of suppliers for a substantial majority of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Financial Performance — Availability and Price of Silicon Wafers.” We are also in the process of discussing potential business opportunities with other silicon suppliers outside China.

Other Raw Materials

In addition to silicon, we use a variety of other raw materials for our production. As part of our continuing cost control efforts, we source a significant portion of these raw materials locally. We believe that our policy to use primarily locally sourced raw materials and our continuing price negotiations with our local raw material suppliers have made a significant contribution to our profitability since we commenced operations in 2004. The use of locally sourced raw materials also shortens our lead order time and provides us with better access to technical and other support from our suppliers.

Production

We manufacture our PV cells and PV modules through Linyang China, our wholly owned PRC subsidiary, with facilities occupying a gross floor area of 12,952 square meters in Qidong, Jiangsu Province, China. We currently operate eight PV cell production lines, each with 30 MW of annual manufacturing capacity. We commenced commercial production on our first PV cell production line in November 2005. Our second PV cell production line became fully operational in September 2006, followed by our third and fourth PV cell production lines in March 2007, our fifth and sixth PV cell production lines in July 2007 and our seventh and eighth PV cell production lines in November 2007. From the inception of our company in August 2004 through September 30, 2007, we have invested RMB409.6 million (US$54.7 million) in building up our current PV cell production capacity. We were able to lower our initial investment by purchasing key equipment with more sophisticated technology from overseas suppliers while procuring other equipment domestically. In this manner, we believe we have achieved an optimal balance between technical specifications and cost efficiency without sacrificing product quality. We plan our production on an annual, semi-annual and monthly basis in accordance with anticipated demand and make weekly adjustments to our production schedule based on actual orders received.

Production Process

The following diagram shows the general production stages for our PV cells:

The following diagram shows the production procedures for our PV modules:

Quality Control and Certifications

Our finished PV cells and PV modules are inspected and tested according to standardized procedures. In addition, we have established multiple inspection points at key production stages to identify product defects during the production process. Unfinished products that are found to be below standard are repaired or replaced. Our quality control procedures also include raw material quality inspection and testing. Moreover, we provide regular training and specific guidelines to our operators to ensure that production processes meet our quality inspection and other quality control procedures.

We maintain several certifications for our quality control procedures, which demonstrate our compliance with international and domestic operating standards. We believe that our quality control procedures are enhanced by the use of sophisticated production system designs and a high degree of automation in our production process. The certifications we currently maintain include ISO 9001:2000 quality system certification for the process of design, production and sale of our PV modules, the TÜV certification for our PV modules and the UL certification. The TÜV certification is issued by an independent approval agency in Germany to certify our PV modules are qualified for IEC 61215 and safety test standards and consistent production quality inspections are performed periodically. Maintaining this certification has greatly enhanced our sales in European countries. We obtained UL certification issued by Underwriters Laboratories Inc., an independent product-safety testing and certification organization in the United States, which will enable us to sell our products to customers in the United States.

Capacity Expansion and Technology Upgrade Plans

We currently have eight PV cell production lines in commercial operation. We plan to install four additional PV cell production lines in 2008 to raise our manufacturing capacity to 360 MW by the middle of 2008.

As one of our key strategies, we intend to continuously expand our annual production capacity and improve the conversion efficiency of our solar products. The following table shows our major operational objectives by the end of each of the periods indicated, based on our expansion and technology upgrade plans:

	As of
	December 31,
	2007	2008

PV cell production lines completed or under construction	8	12
Annual PV cell production capacity including lines under construction (in MW)(1)(2)	240	360	(3)

(1)	Maximum manufacturing capacity assuming 24 hours of operation per day for 350 days per year.
(2)	Excludes capacity of Sichuan Jiayang.

(3)	We expect our manufacturing capacity to reach 360 MW by the middle of 2008.

The expansion plans and capacities indicated in the table above are indicative only of our current plans and are subject to change due to a number of factors, including, among others, market conditions and demand for our products. We plan to finance these expansion plans with proceeds from our convertible notes offering, additional borrowings from third parties and cash from operations.

Sales and Distribution

We sell our PV modules through distributors and directly to system integrators. We do not sell our products to end users. Our customers include prominent international solar power system integrators and distributors. Our system integrator customers provide value-added services and typically design and sell complete systems that use our PV modules. Customers that accounted for a significant portion of our total net revenue included S.E. Project S.R.L., Social Capital S.L. and Solar Projekt Energysystem GmbH in 2006 and Solar Projekt Energysystem GmbH, Scatec, UB Garanty and Ecostream Switzerland GmbH in the nine months ended September 30, 2007.

Details of the customers accounting for more than 10% of our net revenue in 2006 and the nine months ended September 30, 2007 are as follows:

			Nine Months
	Year Ended		Ended
	December 31,		September 30,
	2006		2007
	Net		Net
	Revenue	%	Revenue	%
	(in thousands of Renminbi, except percentages)

S.E. Project S.R.L	203,133	32.2%	—	—
Social Capital S.L	175,939	27.9%	—	—
Solar Projekt Energysystem GmbH	70,409	11.2%	236,605	16.8%
UB Garanty Project S.L.	—	—	143,777	10.2%
Ecostream Switzerland GmbH	—	—	142,243	10.1%
Scatec	—	—	163,263	11.6%

In 2006 and the nine months ended September 30, 2007, 15.8% and 51.2%, respectively, of our sales were made to distributors and 82.6% and 48.8%, respectively, of our sales were made to system integrators. We currently work with a limited number of distributors that have specific expertise and capabilities in a given market segment or geographic region. We have established a sales and marketing office in Germany. We plan to further expand our distribution network by actively exploring opportunities to develop additional distributor relationships in other markets and geographic regions, such as Spain, Italy and Austria.

Our products and services are primarily provided to European customers and, to a lesser extent, to Chinese customers. The following table sets forth our net revenue by geographic region, and the percentage contribution of each of these regions to our net revenue, for the periods indicated:

			Nine Months
	Year Ended		Ended September 30,
Region	December 31, 2006		2006		2007
	Net		Net		Net
	Revenue	%	Revenue	%	Revenue	%
	(in thousands of Renminbi, except percentages)

Germany	197,728	31.4%	176,646	45.7%	805,638	57.2%
Spain	179,139	28.4%	60,281	15.6%	195,634	13.9%
France	—	—	—	—	55,517	3.9%
Sweden	—	—	—	—	54,747	3.9%
Norway	—	—	—	—	38,898	2.8%
Switzerland	—	—	—	—	27,937	2.0%
United States	—	—	—	—	26,243	1.9%
Italy	204,715	32.4%	122,993	31.8%	92,900	6.6%
China	36,219	5.7%	24,171	6.3%	23,340	1.7%
Others	13,106	2.1%	2,148	0.6%	86,511	6.1%

Total	630,907	100%	386,239	100%	1,407,365	100%

In our report on Form 6-K submitted to the SEC on September 21, 2007, we announced that we had secured three large multi-year framework commitments for over 185MW of our PV modules. These commitments are non-binding and will only be enforceable by us once binding sale contracts have been entered into. We have entered into written contracts for the sale of 38.5 MW of these PV modules from 2007 to 2008. See also “Risk Factors — Risks

Related to Our Company and Our Industry — We depend on a limited number of customers for a high percentage of our revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and decrease our profitability.”

After-Sales Services and Warranties

We provide a two-year or, most recently, three-year unlimited warranty for technical defects, a 10-year warranty against declines of greater than 10%, and a 20- or 25-year warranty against declines of greater than 20%, in the initial power generation capacity of our PV modules. After-sales services for our PV modules and solar application systems covered by warranties are provided by our international sales team. We provided RMB1.6 million, RMB6.0 million (US$0.8 million) and RMB14.1 million (US$1.9 million) in warranty costs in 2005, 2006 and the nine months ended September 30, 2007, respectively.

Research and Development

The solar industry is characterized by rapidly evolving technology advancements. Achieving fast and continual technology improvements is of critical importance to maintaining our competitive advantage. Our research and development efforts concentrate on lowering production costs per watt by increasing the conversion efficiency rate of our products and reducing silicon usage by reducing the thickness of PV cells. In addition, we intend to develop production technologies for next generation thin film PV cells, which are expected to significantly reduce the consumption of silicon materials and manufacturing costs.

We have been developing advanced technologies to improve the conversion efficiency and reduce the thickness of our PV cells. Through our continuous efforts, we have been able to increase the average conversion efficiency rate of our monocrystalline PV cells to the range of 16.1% to 16.6% in the nine months ended September 30, 2007 and we are now able to process wafers as thin as 200 microns.

Our technology department works closely with our manufacturing department to lower production costs by improving our production efficiency. All of our research and development personnel in our technology department have undergraduate or higher education degrees. In particular, Professor Guangfu Zheng, our senior researcher, who received his doctorate degree from the University of New South Wales in Australia, has been engaged in photovoltaics research since 1976. During his study and research in the University of New South Wales in Australia from 1991 to 1999, Professor Guangfu Zheng made significant advancements in conversion efficiency for thin-film solar cells. Moreover, he currently receives a special subsidy from the PRC government for foreign experts.

In February 2006, we established the Linyang PV Research and Development Center with Shanghai Jiaotong University. This center, which is located at Shanghai Jiaotong University, focuses on improving conversion efficiency rates of PV cells. Under our agreement with Shanghai Jiaotong University, we are jointly entitled to the intellectual property rights relating to the research results of this center. Similarly, we entered into a research and development cooperation agreement with Sun Yat-sen University in Guangzhou, China, in September 2006, under which we will conduct joint research on PV cell process technology. In the same month, we set up a research and development framework program with ISC Konstanz, a German solar research institute, to improve our PV cell manufacturing. We also entered into a cooperation agreement with an institute under the Chinese Academy of Sciences in February 2007 to jointly develop new PV products.

Intellectual Property and Proprietary Rights

Our intellectual property is an essential element of our business. We rely on patent, copyright, trademark, trade secret and other intellectual property law, as well as non-competition and confidentiality agreements with our employees, suppliers, business partners and others, to protect our intellectual property rights.

As of September 30, 2007, we had been granted one patent by the State Intellectual Property Office of China and had seven other patent applications pending in China. Our issued and pending patent applications relate primarily to process technologies for manufacturing PV cells.

In March 2005, we applied for the registration of “Solarfun,” our trademark for our PV cells and modules, and our Solarfun logo. The application is currently pending with the China Trademark Office. We are also in the process of registering “Solarfun” and our Solarfun logo in the European Union, the United States, Australia, Japan, Singapore and South Korea.

We rely on trade secret protection and confidentiality agreements to protect our proprietary information and know-how. Our management and each of our research and development personnel have entered into a standard annual employment contract, which includes confidentiality undertakings and an acknowledgement and agreement that all inventions, designs, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigns to us any ownership rights that they may claim in those works. Our supply contracts with our customers also typically include confidentiality undertakings. Despite these precautions, it may be possible for third parties to obtain and use intellectual property that we own or license without consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business, financial condition, results of operations and prospects. See “Risk Factors — Risks Related to Our Company and Our Industry — Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Competition

Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global solar energy market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market. According to Solarbuzz, there are over 100 companies which engaged in PV products manufacturing or have announced plans to do so.

Our main overseas competitors are, among others, BP Solar, Kyocera Corporation, Mitsubishi Electric Corporation, Motech Industries Inc., Sharp Corporation, Q-Cells AG, Sanyo Electric Co., Ltd. and Sunpower Corporation. Our primary competitors in China include Suntech Power Holdings Co., Ltd., JA Solar Holdings Co., Ltd., Trina Solar Ltd., Baoding Tianwei Yingli New Energy Resources Co., Ltd. and China Sunergy Co., Ltd. We compete primarily on the basis of the power efficiency, quality, performance and appearance of our products, price, strength of supply chain and distribution network, after-sales service and brand image. Many of our competitors have longer operating histories and significantly greater financial or technological resources than we do and enjoy greater brand recognition. Some of our competitors are vertically integrated and design and produce upstream silicon wafers, mid-stream PV cells and modules and downstream solar application systems, which provide them with greater synergies to achieve lower production costs. During periods when there is a shortage of silicon and silicon wafers, we compete intensely with our competitors in obtaining adequate supplies of silicon wafers. We expect the current silicon shortage will continue into 2008 and 2009.

Moreover, many of our competitors are developing next-generation products based on new PV technologies, including amorphous silicon, transparent conductive oxide thin film, carbon material and nano-crystalline technologies, which, if successful, will compete with the crystalline silicon technology we currently use in our manufacturing processes. Through our research collaborations, we are also seeking to develop new technologies and products. If we fail to develop new technologies and products in a timely manner, we may lose our competitive advantage.

We, like other solar energy companies, also face competition from traditional non-solar energy industries, such as the petroleum and coal industries. The production cost per watt of solar energy is significantly higher than other types of energy. As a result, we cannot assure you that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support.

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We have established a pollution control system and installed various equipment to process and dispose of our industrial waste and hazardous materials. We believe that we have obtained all requisite environmental permits and approvals to conduct our business. We also maintain an ISO 14001 environmental management system certification, which is issued by International Organization for Standardization to demonstrate our compliance with international environmental standards. We have not been subject to any material proceedings or fines for environmental violations.

Employees

As of September 30, 2007, we had 1,745 full-time employees. The following table sets forth the number of our full-time employees by function as of December 31, 2004, 2005 and 2006 and September 30, 2007, respectively:

	As of
	December 31,			September 30,
	2004	2005	2006	2007

Manufacturing and engineering	72	169	535	1,363
General and administration	3	30	65	92
Quality control	3	17	41	135
Research and development	2	11	49	58
Purchasing and logistics	1	6	31	77
Marketing and sales	3	8	15	20

Total	84	241	736	1,745

We offer our employees competitive compensation packages and various training programs, and as a result we have generally been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans in 2005, 2006 and the nine months ended September 2007 was approximately RMB0.9 million, RMB3.1 million (US$0.4 million) and RMB5.1 million (US$0.7 million), respectively.

We adopted our 2006 equity incentive plan in November 2006. It provides an additional means to attract, motivate, retain and reward selected directors, officers, managers, employees and other eligible persons. As of November 30, 2006, an aggregate of 10,799,685 ordinary shares has been reserved for issuance under this plan. As of September 30, 2007, there were outstanding options to purchase 8,772,998 ordinary shares under our 2006 equity incentive plan.

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to (i) 2% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount as our board of directors may determine.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. These contracts include a covenant that prohibits these individuals from engaging in any activities that compete with our business during, and for three years after, the period of their employment with our company.

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement.

Insurance

We maintain property insurance for our equipment, automobiles, facilities and inventory. A significant portion of our fixed assets are covered by these insurance policies as of September 30, 2007. We do not maintain business interruption insurance, product quality insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur.

Our Principal Facilities

Our corporate headquarters and manufacturing facilities are located in the Linyang Industrial Park, Qidong, Jiangsu Province, China, where we hold the land use rights for a total area of 73,938 square meters, which expire in 2054 or 2056. We own office and manufacturing facilities for a total gross floor area of 12,952 square meters. Furthermore, we recently entered into an investment agreement with the local government of Qidong under which we agreed to acquire the land use rights for a total area of approximately 194,000 square meters for a consideration of RMB55.9 million. Pursuant to this investment agreement, we agreed to contribute US$50.0 million to Linyang China as additional registered capital, which will be used for the construction of Linyang Industrial Park. In addition, Yangguang Solar holds the land use rights for a total area of approximately 1,000,000 square meters. We also leased a gross floor area of approximately 1,500 square meters for our Linyang PV Research and Development Center in Shanghai in May 2006, which will expire in May 2011. The annual rent is approximately RMB0.2 million (US$0.02 million). In August 2006, we leased an office of 610 square meters for administration and international business in Shanghai, the annual rent of which in 2006 and the nine months ended September 30, 2007 was approximately RMB1.1 million and RMB0.8 million, respectively. The term of the lease is two years.

We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements. The Linyang Industrial Park, which also encompasses the facilities of Linyang Electronics, completed its expansion project in July 2007.

Legal and Administrative Proceedings

There are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of January 14, 2008.

Name	Age	Position/Title

Yonghua Lu	45	Chief Executive Officer (until February 25, 2008) and Chairman
Henricus Johannes Petrus Hoskens	44	Chief Executive Officer (commencing February 25, 2008)
Hanfei Wang	43	Director and Chief Operating Officer
Sven Michael Hansen	43	Director
Terry McCarthy	63	Independent Director
Ernst A. Bütler	63	Independent Director
Thomas J. Toy	52	Independent Director
Yinzhang Gu	69	Independent Director
Philip Comberg	40	Independent Director
Amy Jing Liu	35	Chief Financial Officer
Jianping Zhang	42	Vice President
Paul W. Combs	55	Vice President
Yuting Wang	66	Chief Engineer

We have appointed Mr. Henricus Johannes Petrus Hoskens as our new chief executive officer. His tenure will commence on February 25, 2008 for an initial term of three years. Mr. Yonghua Lu will continue to serve as our chairman and remain actively involved in our business focusing on various areas of strategic importance to our company.

Directors

Mr. Yonghua Lu is our founder, chairman of our board of directors and chief executive officer. He also serves as a member of our corporate governance and nominating committee. Mr. Lu has been chairman of Linyang Electronics since 1997 and was general manager of that company from 1997 to August 2006. Linyang Electronics had been the parent company of Linyang China until June 2, 2006. Mr. Lu was general manager of Qidong Changtong Computer Group Company, and deputy manager of Qidong Computer Factory, from 1988 to 1996. From 1983 to 1988, he was deputy manager of the Lining Cloth Factory of Qidong “Wu Qi” Farm and manager of the Cashmere Factory of Qidong “Wu Qi” Farm. Mr. Lu has over 20 years of experience in enterprise management. He has received many awards and honors for his entrepreneurship, including being named one of Jiangsu Province’s Top Ten Outstanding Young Entrepreneurs and Fifth-term National Township Entrepreneur. Mr. Lu has attended a 15-month training course for Applied Social Studies at Soochow University Graduate School of Humanities, and a 20-month executive MBA course at Renmin University in China.

Mr. Hanfei Wang is our director and chief operating officer. He joined our company in 2005. Mr. Wang was chief operating officer of Hongdou Group Chituma Motorcycle Co. from 2004 to 2005. He was manufacturing manager, marketing manager, management representative and deputy production general manager of Suntech Power Holdings Co., Ltd., a company currently listed on the New York Stock Exchange, from 2001 to 2004. From 1995 to 2001, Mr. Wang was production and materials senior supervisor of Wuxi Nemic-Lambda Electronics Co., Ltd., a PRC subsidiary of Densei-Lambda K.K., a Japanese publicly listed company, responsible for production and quality management. Mr. Wang received his bachelor’s degree in physics from Soochow University in China. He has also attended an executive MBA course in Fudan University in China.

Dr. Sven Michael Hansen has served as our director since August 2006. Dr. Hansen currently serves as the chief investment officer of Good Energies AG. He also serves as the chairman of Sunfilm AG (Germany), and a director of the following companies which are active or which intend to be active in the solar PV sphere: Norsun AS (Norway) and InErgies Capital Inc., a Swiss company that advises on energy sector investments. He is a member of the advisory board of the Sustainable Energy Finance Initiative of the United Nations. From 2001 to 2003, he was a managing partner of Black Emerald Group in Switzerland. Dr. Hansen served as group finance director and also a member of the executive board of Intels Group from 1999 to 2001. From 1996 to 1999, he worked as an executive director of UBS. Dr. Hansen received his bachelor’s degree from the University of Basle, and MBA and Ph.D. degrees from the University of St. Gallen.

Mr. Terry McCarthy has served as our independent director since November 2006. He also serves as the chairman of our audit committee. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte US Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, an MBA from the University of Southern California and a master’s degree in Taxation from Golden Gate University. He is also a director of Hisoft Technology International Limited and Agria Corp (NYSE: GRO).

Mr. Ernst A. Bütler has served as our independent director since November 2006. He also serves as the chairman of our compensation committee and as a member of our audit committee and corporate governance and nominating committee. Mr. Bütler has been an independent board member/consultant and owner of E.A. Bütler Management in Zürich since 2005. His other current positions include board member of Bank Frey & Co. AG, Zürich, chairman of the board of Alegra Capital Ltd., Zürich, board member of PHI Investment, Zürich, chairman of the board of AA-Partners, Zürich, member of the supervisory board of Sunfilm Power Ltd., Germany, member of the advisory board of Frey Capital, Zürich, and advisor to the executive board of Partners Group in Zug, Switzerland, the largest independent Asset Manager of Alternative Investments in Europe. From 1999 to 2005, he was a partner of Partners Group in Zug, responsible for markets in Switzerland, Italy and France. Mr. Bütler spent over 25 years with Credit Suisse and Credit Suisse First Boston, with his last assignment being managing director and co-head of the Corporate and Investment Banking Division in Switzerland. He received a bachelor’s degree from the School of Economics and Business Administration in Zürich in 1973, and attended post-graduate programs at the University of Massachusetts in the United States, The European Institute of Business Administration in Paris, and Massachusetts Institute of Technology.

Mr. Thomas J. Toy has served as our independent director since November 2006. He also serves as the chairman of our corporate governance and nominating committee and as a member of our audit committee and compensation committee. His other current positions include director and chairman of the board, compensation committee chairperson and audit committee member of UTStarcom Inc. (Nasdaq: UTSI), director, corporate governance committee chairperson and audit committee member of White Electronic Designs Corp. (Nasdaq: WEDC) and director of several privately held companies. Mr. Toy has also been co-founder and managing director of PacRim Venture Partners, a venture capital firm based in Menlo Park, California, since 1999, and he is a partner with SmartForest Ventures, a venture capital firm based in Portland, Oregon. From 1987 to 1999, he was partner and managing director of the Corporate Finance Division of Technology Funding, a venture capital firm based in San Mateo, California. From 1979 to 1987, Mr. Toy held several positions at Bank of America National Trust and Savings Association, including vice president. He received his bachelor’s and master’s degrees from Northwestern University in the United States.

Mr. Yinzhang Gu has served as our independent director since August 2007. He also serves as a member of our compensation committee. From 1962 to 1998, Mr. Gu worked for Eastern China Electricity Administration, a government agency overseeing power supply in eastern China, in various roles, including as deputy director and director. Mr. Gu retired from Shanghai Electricity Administration in 1998. Mr. Gu graduated from Zhejiang University in 1962.

Dr. Philip Comberg has served as our independent director since December 2007. Dr. Philip Comberg is a founding partner of Alcosa Capital GmbH & Co KG, a Frankfurt based investment firm which focuses on control investments in stressed and distressed companies. Since the foundation of Alcosa Capital at the end of 2003 Philip has served as a board member at various of the acquired companies, most recently SecurLog GmbH. Previously, he worked as an investment banker with the financial institutions group of Deutsche Bank Global Corporate Finance in Frankfurt. Prior to his investment banking career, Philip worked as an M&A lawyer with Freshfield Bruckhaus Deringer and Clifford Chance in their offices in Düsseldorf, Hong Kong and Shanghai. Philip holds a law degree of the University of Heidelberg and a Chinese Language Degree of Zhong Shan University, Guangzhou, PRC. He also holds a Master of Law (LL.M.) from New York University School of Law and a Doctor of Law (PhD) from the University of Düsseldorf.

Executive Officers

Mr. Henricus Johannes Petrus Hoskens will commence his tenure as our chief executive officer as of February 25, 2008. Mr. Hoskens joins Solarfun from TPO Displays Corporation, Chunan Taiwan, where he recently served as Deputy CEO. Mr. Hoskens began his career with Royal Philips in 1988 following the receipt of his Master’s Degree in Industrial Engineering & Management Science from Eindhoven University of Technology. In 1997, Mr. Hoskens moved to the Royal Philips’ Mobile Display Systems (MDS) division in Hong Kong, serving as its CEO beginning in September 2003. Mr. Hoskens led MDS into a merger with Toppoly from Taiwan, creating TPO Displays Corporation. In the integration process after the merger, he served in Taiwan as Deputy CEO.

Ms. Amy Jing Liu is our chief financial officer. Prior to joining our company in October 2007, Ms. Liu was vice president and director of finance of Thermo Fisher Scientific Inc. from 2004 to 2007, where she was in charge of mainland China and Hong Kong regions. From 1997 to 2003, she was a finance manager in several different business units of DuPont, including Herberts, the coatings subsidiary of Hoechst, which was acquired by DuPont in 1998. From 1996 to 1997, Ms. Liu served as a finance supervisor at Swire CocaCola Dongguan. She was a senior accountant at China Construction Bank (Dongguan Branch) between 1994 and 1996. Ms. Liu received her bachelor’s degree in economics from Beijing Nuclear Industrial Administration University and an MBA from Columbia Southern University in the United States.

Mr. Jianping Zhang is vice president of our company. Prior to joining our company in 2006, Mr. Zhang had served as a director and general manager in Topsun Technologies Qidong Gaitianli Pharmaceutical Co., Ltd. since 2000. During the same period, he was also president of the Chamber of Commerce of Qidong Food and Medicine Industry. Mr. Zhang was a director and deputy general manager of Qidong Gaitianli Pharmaceutical Co., Ltd. from 1998 to 2000. Mr. Zhang received his bachelor’s degree from Nanjing Agricultural University. He has also attended an executive MBA course at Northwest University in China.

Mr. Paul W. Combs is our vice president of strategic planning. Prior to joining our company in August 2007, Mr. Combs was chief investment officer of Think Equity Partners from 2004 to 2006. Mr. Combs was vice president of Stephens Inc. between 1996 and 2004. Mr. Combs served as vice president of Dain Bosworth, Inc. from 1991 to 1996. From 1989 to 1991, he was vice president of William K. Woodruff, Inc. Mr. Combs was vice president of William Blair & Co. between 1985 and 1989. Mr. Combs also worked at Morgan Stanley & Co. from 1980 to 1985. Mr. Combs received a bachelor’s degree of science from Purdue University and an MBA from Indiana University.

Mr. Yuting Wang is our chief engineer. He joined our company in 2004. From 2001 to 2004, he was associate chief engineer of Hebei Tianwei Yingli Energy Source Co., Ltd. From 1996 to 2000, Mr. Wang was a researcher at Beijing Solar Research Institute and engaged in research on grooved PV cells. From 1985 to 1996, Mr. Wang was chief engineer of Hebei Province Qinhuangdao City Huamei Optoelectronic Device Company, where he engaged in the development of monocrystalline PV cells. He was section chief of Sichuan Qichuan 879 Plant from 1972 to 1985 and was a technician of Sichuan Guangyuan 779 Plant from 1967 to 1972. Mr. Wang received his bachelor’s degree from Xi’an Jiaotong University.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Mr. Terry McCarthy, Mr. Thomas J. Toy and Mr. Ernst A. Bütler, and is chaired by Mr. Terry McCarthy, a director with accounting and financial management expertise as required by the Nasdaq corporate governance rules, or the Nasdaq Rules. Mr. Terry McCarthy, Mr. Thomas J. Toy and Mr. Ernst A. Bütler all satisfy the “independence” requirements of the Nasdaq Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.

Our audit committee was recently notified of anonymous allegations of misconduct by our employees. Our audit committee subsequently conducted an investigation and found no basis for these allegations. Our audit committee has established a “whistleblower” reporting system to allow individuals to make anonymous communications to the audit committee regarding financial and accounting matters relating to our company.

Compensation Committee

Our compensation committee consists of Mr. Ernst A. Bütler, Mr. Thomas J. Toy and Mr. Yinzhang Gu, and is chaired by Mr. Ernst A. Bütler. Mr. Ernst A. Bütler, Mr. Thomas J. Toy and Mr. Yinzhang Gu satisfy the “independence” requirements of the Nasdaq Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Yonghua Lu, Mr. Ernst A. Bütler and Mr. Thomas J. Toy, and is chaired by Mr. Thomas J. Toy. Mr. Ernst A. Bütler and Mr. Thomas J. Toy satisfy the “independence” requirements of the Nasdaq Rules. The corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time for certain acts of the employee. In addition, we have entered into executive employment agreements with six of our executive officers and key employees, under which these executive officers and key employees may not terminate his employment for the three-year period commencing from June 19, 2006.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques which resulted from work performed by them, and to assign to us all right, title and interest in and to such inventions, designs and techniques.

Compensation of Directors and Executive Officers

In 2005, 2006 and the nine months ended September 30, 2007, we paid aggregate cash compensation of RMB0.8 million, RMB3.4 million (US$0.5 million) and RMB9.1 million (US$1.2 million), respectively, to our directors and executive officers. For options granted to officers and directors, see “— 2006 Equity Incentive Plan” and “— 2007 Equity Incentive Plan.”

2006 Equity Incentive Plan

We adopted our 2006 equity incentive plan in November 2006. Our 2006 equity incentive plan provides for the grant of options to purchase our ordinary shares, subject to vesting. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Termination of Awards.  Options granted under our 2006 equity incentive plan have specified terms set forth in a share option agreement. Each employee who has been granted options shall undertake to work for our company for at least five years starting from the grant date, or for such term as is otherwise specified in the individual’s share option agreement. In the event that any employee resigns prior to the expiration of such term, the employee shall only be entitled to the vested options, and the options that have been granted to but not yet vested in him or her will be forfeited to our company.

Administration.  Our 2006 equity incentive plan is administered by the compensation committee of our board of directors. The committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the exercise price for the options, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms. The exercise price may be adjusted in the event of certain share or rights issuances by our company.

Option Exercise.  The options granted will generally be subject to vesting over five years in equal portions, except that the vesting schedule of options granted to certain of our professionals, independent directors and advisors may be less than five years if our compensation committee deems it necessary and appropriate. The options, once vested, are exercisable at any time before November 30, 2016, at which time the options will become null and void. The exercise prices of the options are determined by the compensation committee.

Share Split or Combination.  In the event of a share split or combination of our ordinary shares, the options, whether exercised or not, shall be split or combined at the same ratio.

Amendment and Termination of Plan.  Our compensation committee may at any time amend, suspend or terminate our 2006 equity incentive plan. Amendments to our 2006 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2006 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards.

Our board of directors authorized the issuance of up to 10,799,685 ordinary shares upon exercise of awards granted under our 2006 equity incentive plan. The following table sets forth certain information regarding our outstanding options under our 2006 equity incentive plan as of September 30, 2007.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise
Name	Option	Price	Grant Date	Expiration Date
		(US$/share)

Terry McCarthy	150,000	1.80	November 30, 2006	November 29, 2016
Thomas J. Toy	180,000	1.80	November 30, 2006	November 29, 2016
Verena Maria Bütler (wife of Ernst A. Bütler)	180,000	1.80	November 30, 2006	November 29, 2016
Kevin Wei(1)	1,799,998	1.80	November 30, 2006	November 29, 2016
Jianping Zhang	300,000	1.80	November 30, 2006	November 29, 2016
Fei Yun(1)	800,000	1.80	November 30, 2006	November 29, 2016
Ru Cai(1)	313,000	1.80	November 30, 2006	November 29, 2016
Haiyang Yuan	450,000	2.02	August 16, 2007	November 29, 2016
Paul W. Combs	150,000	2.02	August 16, 2007	November 29, 2016
Yinzhang Gu	180,000	1.94	August 16, 2007	Novembe 29, 2016
Other employees as a group	3,460,000	1.80	November 30, 2006	November 29, 2016
	150,000	2.44	March 19, 2007	November 29, 2016
	560,000	2.87	May 10, 2007	November 29, 2016
	100,000	2.11	June 28, 2007	November 29, 2016

Total	8,772,998

(1)	Mr. Kevin C. Wei was our chief financial officer between July 2006 and October 2007 and Ms. Ru Cai was our principal accounting officer between August 2006 and October 2007. Mr. Fei Yun was our director of technology between September 2006 and November 2007. 3,168,665 options, including options held by Mr. Wei, Ms. Cai and Mr. Yun, were cancelled due to the resignation of certain employees.

2007 Equity Incentive Plan

We adopted our 2007 equity incentive plan in August 2007. It provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. In addition, the plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to (i) 2% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount as our board of directors may determine.

Administration.  Different committees with respect to different groups of service providers, comprised of members of our board or other individuals appointed by the board, may administer our 2007 equity incentive plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant, however, the overseas price of our non-statutory stock options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock.  Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Stock Appreciation Rights.  Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary stock between the date of grant and the exercise date. The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator. Stock appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance Units and Performance Shares.  Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted Stock Units.  Restricted stock units are similar to awards of restricted stock, but are not settled unless the award vests. Restricted stock units may consist of restricted stock, performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and Termination.  Our 2007 equity incentive plan will automatically terminate in 2017, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of December 31, 2007 by:

•	each of our directors and executive officers who beneficially owns our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares
	Beneficially Owned		Shares Beneficially Owned
	Prior to this Offering(1)(2)		After This Offering(1)(2)(3)
	Number	%	Number	%

Directors and Executive Officers:
Yonghua Lu(4)	38,634,750	15.95%	38,634,750	15.95%
Hanfei Wang(5)	6,271,875	2.59%	6,271,875	2.59%
Yuting Wang(6)	501,750	0.21%	501,750	0.21%
All Directors and Executive Officers as a Group(7)	45,568,365	18.81%	45,568,365	18.81%
Principal Shareholders:
Good Energies II LP(14)	83,178,005	34.34%	83,178,005	34.34%
Yonghua Solar Power Investment Holding Ltd(8)	38,634,750	15.95%	38,634,750	15.95%
Citigroup Venture Capital International Growth Partnership, L.P.(10)	22,831,742	9.43%	22,831,742	9.43%
Hony Capital II, L.P.(12)	12,645,482	5.22%	12,645,482	5.22%
LC Fund III, L.P.(13)	9,467,206	3.91%	9,467,206	3.91%
WHF Investment Co., Ltd(9)	6,271,875	2.59%	6,271,875	2.59%
Citigroup Venture Capital International Co-Investment, L.P.(11)	1,245,934	0.51%	1,245,934	0.51%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 242,224,744 ordinary shares outstanding as of December 31, 2007, including ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares. Percentage of beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares. Because of our arrangement with an affiliate of Morgan Stanley, as described in more detail under “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes,” we do not believe that this transaction will increase the number of ordinary shares considered outstanding for the purpose of calculating beneficial ownership.

(3)	Assumes the underwriters’ option to purchase additional ADSs is exercised in full and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
(4)	Owns Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 38,634,750 ordinary shares in our company as of December 31, 2007. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Lu’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(5)	Owns WHF Investment Co., Ltd, a British Virgin Islands company, which held 6,271,875 ordinary shares in our company as of December 31, 2007. Mr. Wang is the sole director of WHF Investment Co., Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

(6)	Owns YongGuan Solar Power Investment Holding Ltd, a British Virgin Islands company, which held 501,750 ordinary shares in our company as of December 31, 2007. Mr. Wang is the sole director of YongGuan Solar Power Investment Holding Ltd and has the right to cast the vote for such company regarding all matters of our company requiring shareholder approval. Mr. Wang’s business address is 666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.
(7)	Includes ordinary shares (including ordinary shares in the form of ADSs) held by all of our directors and senior executive officers as a group.
(8)	Yonghua Solar Power Investment Holding Ltd, a British Virgin Islands company, is owned by Mr. Yonghua Lu. Mr. Lu is the sole director of Yonghua Solar Power Investment Holding Ltd. The address of Yonghua Solar Power Investment Holding Ltd is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.
(9)	WHF Investment Co., Ltd, a British Virgin Islands company, is owned by Mr. Hanfei Wang. Mr. Wang is the sole director of WHF Investment Co., Ltd. The address of WHF Investment Co., Ltd is PO Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(10)	The address of Citigroup Venture Capital International Growth Partnership, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Growth Partnership, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(11)	The address of Citigroup Venture Capital International Co-Investment, L.P. is c/o Citigroup Venture Capital International Partnership G.P. Limited, 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP. We have been informed that voting and investment control over our shares held by Citigroup Venture Capital International Co-Investment, L.P. is held by the four directors of its general partner, Citigroup Venture Capital International Partnership G.P. Limited, a company formed in Jersey, Channel Islands, who are Dipak Kumar Rastogi, Susan Johnson, Michael Richardson and Deryk Haithwaite. Citigroup Venture Capital International Partnership G.P. Limited is a wholly owned Citigroup subsidiary.

(12)	Held such ordinary shares (including ordinary shares in the form of ADSs) as of December 31, 2007 through its wholly owned subsidiary Brilliant Orient International Limited, a British Virgin Islands company. The address of Hony Capital II, L. P. is 7th Floor, Tower A, Raycom Info Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by Hony Capital II, L.P. is held by its five-seat investment committee. Among the five representatives of such committee, three of them, Mr. Chuanzhi Liu, Mr. Linan Zhu and Mr. John Huan Zhao, are nominees of Hony Capital II, L.P.’s general partner, Hony Capital II, GP Limited, a company incorporated in the Cayman Islands, and the other two representatives are nominees of The Goldman Sachs Group, Inc. and Sun Hung Kai Properties Limited, which are two of the limited partners of Hony Capital II, L.P. On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement. Ms. Deng recently resigned as a member of our board of directors and as vice president in charge of international sales.

(13)	The address of LC Fund III, L.P. is c/o Legend Capital Limited, 10th Floor, Tower A, Raycom Info. Tech Park, No. 2 Kexueyuan Nanlu, Haidian District, Beijing, 100080, People’s Republic of China. We have been informed that voting and investment control over our shares held by LC Fund III, L.P. is held by Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. John Huan Zhao, Mr. Hao Chen, Mr. Nengguang Wang and Mr. Xiangyu Ouyang, the partners and investment committee members of LC Fund III, L.P.

(14)	On December 31, 2007, Good Energies Investment (Jersey) Limited transferred its 15,027,312 ordinary shares in our company to its affiliate Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited. The directors of Good Energies General Partner Jersey Limited are Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. Fintan Kennedy, Mr. John Hammill and Mr. Gert-Jan Pieters. The address of each of Good Energies II LP and Good Energies General Partner Jersey Limited is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. We have been informed that voting and investment control over securities directly owned by Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited is held by Cofra Jersey Limited, which wholly owns Good Energies General Partner Jersey Limited and by Good Energies AG, Good Energies Inc. and Good Energies (UK) LLP, acting by its managing member Good Energies Investments Limited, which have been appointed as joint investment managers of Good Energies II LP pursuant to a management agreement with Good Energies General Partner Jersey Limited. The address of Good Energies AG is Grafenauweg 4, Zug CH 6301, Switzerland. The address of Good Energies Inc. is 1114 Avenue of the Americas, Suite 2802, New York, NY 10036, USA. The business address of each of Good Energies (UK) LLP and Good Energies Investments Limited is Fifth Floor 29 Farm Street, London, W1J 5RL, England.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

On December 4, 2007, Good Energies Investments (Jersey) Limited entered into an agreement to purchase 66,745,638 ordinary shares and 281,011 ADSs of our company, at a purchase price of US$2.712 per ordinary share or US$13.56 per ADS, from certain of our current shareholders, including, among others, 38,634,750 ordinary shares from Yonghua Solar Power Investment Holding Ltd, 6,271,875 ordinary shares from WHF Investment Co., Ltd, 12,574,660 ordinary shares from Citigroup Venture Capital International Growth Partnership, L.P., 686,191 ordinary shares from Citigroup Venture Capital International Co-Investment, L.P., 281,011 ADSs from Brilliant Orient International Limited, and 1,051,912 ordinary shares from LC Fund III, L.P. Yonghua Solar Power Investment Holding Ltd is owned by Mr. Yonghua Lu, our founder, chairman and chief executive officer. WHF Investment Co., Ltd is owned by Mr. Hanfei Wang, our director and chief operating officer. The share purchase was completed in the end of December 2007. Pursuant to the stock purchase agreement, Good Energies Investments (Jersey) Limited designated Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited to receive the ordinary shares. As of December 31, 2007, Good Energies Investments II LP and/or its affiliates owned an approximate 34.34% interest, and Yonghua Solar Power Investment Holding Ltd owned an approximately 15.95% interest, in our company. All the individuals who were parties to the lock-up agreement dated June 20, 2006 agreed to waive the share transfer restrictions on Yonghua Solar Power Investment Holding Ltd and WHF Investment Co., Ltd with respect to any share transfer made to Good Energies Investments (Jersey) Limited or its affiliates.

In connection with the share purchase by Good Energies Investments (Jersey) Limited, our board of directors has agreed to increase the number of directors from eight members to nine members and granted Good Energies II LP the right, at shareholding levels immediately after the completion of the transaction, to designate an additional nominee for inclusion in the slate of nominees to be considered by our shareholders for election as director. In addition, subject to applicable law and applicable regulatory and stock exchange requirements, we have agreed to consult with Good Energies Investments (Jersey) Limited prior to taking each of the following actions:

•	the entry into any agreements that would have a value or potential liability in excess of 5% of our net assets or is otherwise likely to be material to us;

•	any change in the nature or scope of our business;

•	any joint ventures, strategic alliances, partnerships or similar arrangements with a third party;

•	any recapitalization, merger, asset swap, share sale or transfer of substantially all of the intellectual properties rights or other assets, or any other extraordinary transaction;

•	any change to our articles of association; and

•	entry into any agreement or understanding to do any of the foregoing.

RELATED PARTY TRANSACTIONS

Series A Convertible Preference Shares

In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II, L.P., LC Fund III, L.P., Good Energies Investments (Jersey) Limited and two individual investors at an average purchase price of approximately US$0.67 per share for aggregate proceeds, before deduction of transaction expenses, of US$53 million. All of these 79,644,754 series A convertible preference shares were converted to ordinary shares of our company upon the completion of our initial public offering.

Registration Rights

Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of our ordinary shares which were converted from our series A convertible preference shares certain registration rights, which primarily include:

•	Demand Registrations. Upon request of any of the non-individual holders of our ordinary shares which were converted from our series A convertible preference shares, we shall effect registration with respect to the registrable securities held by such holders on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. The holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares. All of such holders have waived their piggyback registration rights in this offering.

•	Registrations on Form F-3. We have granted the holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.

Post-Initial Public Offering Lock-Up

Pursuant to the registration rights agreement, each of the shareholders other than the holders of series A convertible preference shares has agreed, for a period of 12 months after completion of our initial public offering, not to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract or any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any ordinary shares, create any other claim or make any other transfer or disposition, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such ordinary shares, unless otherwise approved by the non-individual holders of series A convertible preference shares in writing. This lock-up period expired on December 20, 2007. In addition, pursuant to the lock-up agreement dated June 20, 2006, Mr. Yonghua Lu, our chairman and chief executive officer, and Mr. Hanfei Wang, our chief operating officer, have agreed with us not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a lock-up period of three years after completion of this our initial public offering. Any amendment to the lock-up agreement requires unanimous written consent of all the individuals who were parties to the lock-up agreement. In 2007, the lock-up periods of Mr. Yonghua Lu and Mr. Hanfei Wang were reduced to one year and two years, respectively, under the first amendment to the lock-up agreement. As a result, Mr. Lu is no longer subject to any lock-up restrictions pursuant to the agreement dated June 20, 2006. However, pursuant to the second shareholders agreement entered into in connection with the share purchase by Good Energies on December 4, 2007, Yonghua Solar Power Investment Holding Ltd., may not, subject to certain limited exceptions, transfer any of our shares beneficially owned by it during the one year period immediately following the date of such agreement, or transfer more than 50% of the number of our shares it held on December 27, 2007 during the second one year period following the date of such agreement. On December 4, 2007, all the individuals who were parties to the lock-up agreement further agreed that the lock-up agreement should not apply to any share transfer made by a shareholder to Good Energies Investments (Jersey) Limited or its affiliates.

Equity Incentive Plans

We have granted share options to purchase ordinary shares in our company to certain of our employees, directors and officers. As of September 30, 2007, there were outstanding options to purchase an aggregate of 8,772,998 ordinary shares in our company. See “Management — 2006 Equity Incentive Plan” and “Management — 2007 Equity Incentive Plan.”

We adopted our 2007 equity incentive plan in August 2007 which provides for the grant of options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance stock to our employees, directors and consultants. The maximum aggregate number of our ordinary shares that may be issued under the 2007 equity incentive plan is 10,799,685. See “Management — 2007 Equity Incentive Plan.”

Transactions with Certain Shareholders

•	During the period from August 27, 2004 to December 31, 2004, Linyang China made advances of RMB10.0 million to Linyang Electronics, its parent company until June 2006, and RMB8.0 million to Huaerli (Nantong), a company in which the equity holder and chairman and chief executive officer of our company, Mr. Yonghua Lu, had a beneficial interest as an equity holder. These amounts were unsecured, interest-free and were fully repaid in 2005. In the three months ended March 31, 2006, Linyang China made cash advances of RMB0.1 million (US$0.01 million) and RMB2.1 million (US$0.3 million) to Mr. Yonghua Lu, our chairman and chief executive officer, and Mr. Hanfei Wang, our director and chief operating officer, respectively, and a housing loan of RMB2.9 million (US$0.4 million) to Mr. Longxing Huang, our purchasing director. These amounts were unsecured, interest-free and repayable upon demand. All the advances and the housing loan were fully repaid in April and May 2006. We do not intend to make such cash advances or loans to any of our directors or shareholders in the future.

•	Linyang Electronics made advances to Linyang China in an aggregate amount of RMB119.4 million (US$15.7 million) in 2005. We repaid RMB89.1 million and RMB30.2 million (US$4.0 million) of these amounts in 2005 and 2006, respectively. Linyang Electronics paid certain operating expenses of RMB0.7 million (US$0.1 million) and RMB0.5 million (US$0.07 million) on behalf of Linyang China in 2005 and 2006 respectively, and Linyang China repaid RMB0.06 million and RMB0.2 million (US$0.03 million) in the same period. As of December 31, 2005, the amount due to Linyang Electronics was approximately RMB30.9 million. The amount due to Linyang Electronics was unsecured, interest-free and had no fixed terms of repayment. In 2006, Linyang Electronics and Linyang Agricultural Development (Nantong) Co., Ltd., a company in which the shareholder, chairman and chief executive officer of our company, Mr. Yonghua Lu, had a beneficial interest as an equity holder, made cash advances to Linyang China of RMB105.9 million (US$14.1 million) and RMB9.0 million (US$1.2 million), respectively, both of which were fully repaid in the same period. During the same period, Linyang Electronics paid approximately RMB0.5 million (US$0.07 million) of operating expenses on behalf of Linyang China, RMB0.2 million (US$0.03 million) of which have been subsequently reimbursed by Linyang China. In addition, Linyang China purchased silicon wafers and other materials from Linyang Electronics in the amount of RMB2.6 million in 2006, out of which RMB1.0 million has been paid by Linyang China in the same period. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was approximately RMB2.6 million (US$0.3 million), which was unsecured, interest-free and had no stated terms of repayment. The amount due to Linyang Electronics was fully repaid in January 2007. In October and November 2006, Linyang China entered into entrusted loan agreements with Linyang Electronics under which Linyang Electronics lent to Linyang China an aggregate of RMB80.0 million (US$10.7 million) through a third party PRC bank, all of which have been subsequently reimbursed by Linyang China. Under current PRC laws and regulations, PRC companies other than licensed financial institutions are not permitted to make loans to each other directly. As a result, companies commonly use indirect entrusted loan arrangements under which funds are first deposited by the lending company with a PRC commercial bank, and the PRC commercial bank then loans the corresponding amount of funds to the borrower pursuant to the instruction of the lending company. As the principal and interest of the loan are repaid to the bank, the bank makes corresponding repayments to the lending company after deducting service fees.

•	In September 2006, Sichuan Jiayang entered into a PV module purchase agreement with Linyang Electronics in the amount of RMB0.3 million. The purchase was made according to the published prices and conditions offered by Linyang Electronics to its customers. As of December 31, 2006, the amount due to Linyang Electronics was RMB0.3 million. The amount due to Linyang Electronics was fully repaid in January 2007.

•	Linyang China entered into a number of agreements with Huaerli (Nantong) to purchase silicon and silicon wafers in the aggregate amounts of RMB15.9 million (US$2.1 million) and RMB23.8 million (US$3.2 million), respectively, in 2005 and 2006. The purchase was made according to the published prices and conditions offered by Huaerli (Nantong) to its customers. As of December 31, 2005 and 2006, the amount due to Huaerli (Nantong) under these purchase agreements was approximately RMB1.7 million and nil, respectively. The amount due to Huaerli (Nantong) was unsecured, interest-free and repayable on demand. In 2006, Huaerli (Nantong) paid approximately RMB7.6 million (US$1.0 million) of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China in the same period.

•	In 2005, Huaerli (Nantong) made advances to Linyang China of RMB27.0 million (US$3.6 million), which was subsequently repaid by Linyang China in the same period.

•	As of December 31, 2005, for nil consideration, Linyang Electronics had pledged RMB10.0 million to a commercial bank for notes payable granted to Linyang China of RMB10.0 million.

•	In 2005, Linyang China paid RMB81,000 for raw material purchases from Linyang Electronics according to the published prices and conditions offered by Linyang Electronics to its customers.

•	In 2005 and the three months ended March 31, 2006, Qidong Huahong granted to Linyang China the use of a parcel of land with a total area of 24,671 square meters for nil consideration. As a result, in 2005 and the three months ended March 31, 2006, we recorded a rental charge of RMB70,000 (US$9,342.3) and RMB23,000 (US$3,069.6), respectively, based on the fair value of the rental cost incurred by Qidong Huahong and a corresponding credit to additional paid-in capital. In April 2006, Qidong Huahong entered into a Land Use Rights Transfer Agreement to transfer the use rights of this land until December 23, 2054 to Linyang China for consideration of RMB4.6 million (US$0.6 million). The full price of the contract has been paid. In November 2006, Qidong Huahong entered into two Land Use Rights Transfer Agreements to transfer the use rights of two parcels of land with a total area of 36,841 square meters and a manufactory facility for a consideration of RMB21.9 million (US$2.9 million).

•	On August 30, 2004 and March 16, 2005, Linyang China entered into two facility lease agreements with Qidong Huahong. Linyang China incurred rental expenses of RMB25,000 in the period from August 27, 2004 to December 31, 2004 and RMB58,000 (US$7,740.8) in 2005. The rental agreement was entered into with reference to market rental rates. The amounts due to Qidong Huahong under this agreement were RMB25,000, RMB83,000 (US$11,077.3) and nil as of December 31, 2004, December 31, 2005 and December 31, 2006, respectively. These amounts were unsecured, interest-free and payable on demand. In November 2005, the parties entered into a new agreement to terminate the above two leases.

•	In 2006, Nantong Linyang Ecological Cultural Co., Ltd., a company controlled by our chairman and chief executive officer, paid approximately RMB0.1 million of operating expenses on behalf of Linyang China, all of which have been subsequently reimbursed by Linyang China.

•	In September 2006, Linyang China entered into a PV module sales agreement with Shanghai Linyang Electronics Technology Co., Ltd., a company controlled by our chairman and chief executive officer. The amount for 20 modules was RMB0.15 million. The sale was made according to the published prices and conditions offered by Linyang China to its customers. As of December 31, 2006, the amount due from

Linyang Technology was RMB0.15 million. The amount due from Linyang Technology was fully repaid in March 2007.

•	On June 2, 2006, Linyang BVI agreed to pay US$6.6 million to Linyang Electronics for the purchase of the equity interests held by Linyang Electronics in Linyang China and made such payment in August 2006. The price of the transfer was based on the estimated net asset value of Linyang China. This transaction was accounted for as a recapitalization.

•	On November 18, 2006, Linyang China entered into a management consulting service agreement with Hony Capital II, L.P. under which, for a period of one year, Hony Capital II, L.P. agreed to provide certain management consulting services to Linyang China and to second Ms. Xihong Deng, managing director of Hony Capital II, GP Limited, the general partner of Hony Capital II, L.P., to our company to serve as executive vice president in charge of international business development. Linyang China agreed to pay an aggregate of RMB4 million to Hony Capital II, L.P. as consideration for these services under this agreement.

•	On October 25, 2007, Linyang China entered into an agreement with Linyang Electronics, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer under which Linyang China agreed to pay Linyang Electronics a guarantee fee equivalent to an annual interest of 2.0% of the total bank borrowings guaranteed by Linyang Electronics.

•	On July 31, 2007, we entered into a share transfer agreement with Nanjing Linyang, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer, and Lianyungang Suyuan Group Co., Ltd., to acquire 52% of equity ownership of Yangguang Solar for a consideration of RMB51.2 million. Nanjing Linyang continues to own an 18% interest in Yangguang Solar.

•	As of September 30, 2007, Linyang China’s bank borrowings of RMB317.9 million (US$42.4 million) were guaranteed by Linyang Electronics. In addition, Linyang China’s bank borrowings of RMB60.0 million (US$8.0 million) were jointly guaranteed by Linyang Electronics and Huaerli (Nantong); RMB60.0 million (US$8.0 million) was guaranteed by Huaerli (Nantong) and RMB298.0 million (US$39.8 million) was jointly guaranteed by Linyang Electronics and Qidong Huahong, a company in which Mr. Yonghua Lu, our chairman, chief executive officer and principal shareholder, and his wife have financial interest.

•	In July 2007, Linyang China entered into an agreement with Linyang Electronics, under which Linyang Solarfun agreed to pay a guarantee fee with an annual rate of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. As of September 30, 2007, we have accrued RMB2.6 million (US$0.3 million) for the bank borrowings guaranteed by Linyang Electronics of RMB675.9 million (US$90.2 million).

•	On December 29, 2007, Solarfun Power Hong Kong Limited, our 100% indirect subsidiary, entered into a short-term loan agreement with Hong Kong Huaerli Trading Company Limited, or Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer under which Hong Kong Huaerli agreed to loan US$10 million to Solarfun Power Hong Kong Limited at an annual interest rate of 8%. This loan is currently outstanding and is due on January 28, 2008. We plan to repay this loan in full with the proceeds from our concurrent offering of convertible notes.

•	On January 11, 2008, Solarfun Power Hong Kong Limited, our 100% indirect subsidiary, entered into a short-term loan agreement with Hong Kong Huaerli, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer under which Hong Kong Huaerli agreed to loan US$9 million to Solarfun Power Hong Kong Limited at an annual interest rate of 8%. This loan is currently outstanding and is due on February 10, 2008. We plan to repay this loan in full with the proceeds from our concurrent offering of convertible notes.

PRC GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which has become effective on January 1, 2006. The Renewable Energy law sets forth the national policy to encourage and support the development and use of solar and other renewable energy and the use of on-grid generation.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. In addition, the law provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

In January 2006, the National Development and Reform Commission, or the NDRC, issued two implementing rules relating to the Renewable Energy Law: (1) the Trial Measures on the Administration over the Pricing and Cost Allocation of Renewable Energy Power Generation and (2) the Administrative Regulations Relating to the Renewable Energy Power Generation. These implementing rules, among other things, set forth general policies for the pricing of on-grid power generated by solar and other renewable energy. In addition, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy in June 2006, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the solar energy industry.

China’s Ministry of Construction also issued a directive in June 2005 that sought to expand the use of solar energy in residential and commercial buildings and encouraged the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005 that set forth principles with regard to the conservation of energy resources and the development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas.

Environmental Regulations

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005) and the Foreign Investment Industrial Guidance Catalogue (effective as of December 1, 2007). Under the regulation, the solar photovoltaic business falls into the category of encouraged foreign investment industry.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC were generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises. Production-oriented foreign-invested enterprises, which were scheduled to operate for a period of ten years or more, were entitled to exemption from income tax for two years commencing from the first profit-making year and 50% reduction of income tax for the subsequent three years. In certain special areas such as coastal open economic areas, special economic zones and economic and technology development zones, foreign-invested enterprises were entitle to reduced tax rates, namely: (1) in coastal open economic zones, the tax rate applicable to production-oriented foreign-invested enterprises was 24%; (2) in special economic zones, the rate is 15%; and (3) certified high and new technology enterprises incorporated and operated in economic and technology development zones determined by the State Council might enjoy a 50% reduction from the applicable rate.

As a foreign-invested production enterprise established in Qidong, Nantong City, a coastal open economic area, Linyang China is subject to a preferential enterprise income tax rate of 24%. In addition, Linyang China was exempted from enterprise income tax for 2005 and 2006 and was taxed at a reduced rate of 12% in 2007, and would be taxed at such reduced tax rate in 2008 and 2009 and at a rate of 25% from 2010 onward. From 2005 until the end of 2009, Linyang China is also exempted from the 3% local income tax applicable to foreign-invested enterprises in Jiangsu Province. In addition, under relevant PRC tax rules and regulations, Linyang China is entitled to a two-year income tax exemption on income generated from its increased capital resulting from our contribution to Linyang China of the funds we received as a result of our issuances of series A convertible preference shares in a private placement in June and August 2006, and a reduced tax rate of 12% for the three years thereafter. In addition, our subsidiaries, Yangguang Solar, Shanghai Linyang and Sichuan Jiayang, are subject to an enterprise income tax rate of 25%.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, or the EIT Law, which law took effect as of January 1, 2008. In accordance with the new law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as Linyang China. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the former tax laws and administrative regulations shall, under the regulation of the State Council, gradually become subject to the new tax rate over a five-year transition period starting from the date of effectiveness of the new law. In accordance with the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax, foreign-invested enterprises established prior to March 16, 2007 and eligible for preferential tax treatment, such as Linyang China, will continue to enjoy the preferential tax treatment in the manner and during the period as former laws and regulations provided until such period expires. The unified income tax rate of 25% will be applied to Linyang China after the expiration of the above-mentioned period of preferential tax treatment.

Pursuant to the Provisional Regulation of China on Value-Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax at a rate of 17% of the gross sales proceeds received, less any deductible value-added tax already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion of or all the refund of value-added tax that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import value-added tax.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules (1996), as amended; and

•	Regulations of Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Exchange Administration Rules, the Renminbi is convertible for current account items, including distribution of dividends, payment of interest, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the NDRC.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulated amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulations of Overseas Investments and Listings

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity or debt investment or creation of any security interest. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice.

The NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for their investment in our company.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore Special Purpose Vehicle, or SPV formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

The application of the New M&A Rule with respect to overseas listings of SPVs remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus shall be subject to this new procedure;

•	In spite of the above, given that we completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we are clearly required to do so by possible later rules of CSRC.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of December 31, 2007, our authorized share capital consisted of 500,000,000 ordinary shares, with a par value of US$0.0001 each. As of September 30, 2007, there were 240,024,754 ordinary shares issued and outstanding.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Under our amended and restated memorandum and articles of association, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our exclusive benefit until claimed, and we will not be deemed a trustee in respect of such dividend or be required to account for any money earned. All dividends unclaimed for six years after having been declared may be forfeited by our board of directors and will revert to us.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any other shareholder or shareholders present in person or by proxy and holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding not less than one-third of the outstanding voting shares in our company. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10% or more of our voting share capital. Advance notice of at least 20 (but not more than 60) days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting calling for the passing of a resolution requiring two-thirds of shareholder votes, and advance notice of at least 14 (but not more than 60) days is required for the convening of other general shareholder meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our amended and restated memorandum of articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	the transfer to be registered is not to an infant or a person suffering from mental disorder.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or by a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in the articles of association without any vote or consent of the holders of ordinary shares.

General Meetings of Shareholders

The directors may, and shall on the requisition of shareholders holding at least 10% in par value of the capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law (2007 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We intend to comply with the Nasdaq Rules in lieu of following home country practice. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under the Delaware General Corporation law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman

Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 10% of the paid-up voting share capital of the company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions. However, if any issue of shares (including any issue of ordinary shares or any shares with preferred, deferred, qualified or other special rights or restrictions) is proposed and such shares proposed to be issued are at least 20% by par value of the par value of all then issued shares, then the prior approval by ordinary resolution of the holders of the ordinary shares, voting together as one class, will be required. These provisions could have the effect of discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Ordinary Shares

In June 2006, as part of our corporate restructuring, we issued a total of 100,350,000 ordinary shares. These ordinary shares were issued to Yonghua Solar Power Investment Holding Ltd, WHF Investment Co., Ltd, YongGuan Solar Power Investment Holding Ltd, Yongfa Solar Power Investment Holding Ltd, Yongliang Solar Power Investment Holding Ltd, Yongqiang Solar Power Investment Holding Ltd, YongXing Solar Power Investment Holding Ltd and Forever-brightness Investments Limited.

Series A Convertible Preference Shares

In June and August 2006, we issued in a private placement an aggregate of 79,644,754 series A convertible preference shares to Citigroup Venture Capital International Growth Partnership, L.P., Citigroup Venture Capital International Co-Investment, L.P., Hony Capital II L.P., LC Fund III L.P., Good Energies Investments (Jersey) Limited and two individual investors at an average purchase price of approximately US$0.67 per share for aggregate proceeds, before deduction of transaction expenses, of US$53 million. All of these 79,644,754 series A convertible preference shares were converted to ordinary shares of our company upon the completion of our initial public offering.

Registration Rights

Pursuant to the registration rights agreement entered into in connection with this private placement, dated June 27, 2006, we granted to the holders of our ordinary shares which were converted from our series A convertible preference shares certain registration rights, which primarily include:

•	Demand Registrations. Upon request of any of the non-individual holders of our ordinary shares which were converted from our series A convertible preference shares, we shall effect registration with respect to the registrable securities held by such holders on a form other than Form F-3 (or any comparable form for a registration for an offering in a jurisdiction other than the United States), provided we shall only be obligated to effect three such registrations.

•	Piggyback Registrations. The holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees are entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares. All of such holders have waived their piggyback registration rights in this offering.

•	Registrations on Form F-3. We have granted the holders of our ordinary shares which were converted from our series A convertible preference shares and their permitted transferees of the registrable securities the right to an unlimited number of registrations under Form F-3 (or any comparable form for a registration in a jurisdiction other than the United States) to the extent we are eligible to use such form to offer securities.

Post-Initial Public Offering Lock-Up

Pursuant to the registration rights agreement, each of the shareholders other than the holders of series A convertible preference shares has agreed, for a period of 12 months after completion of our initial public offering, not to sell, exchange, assign, pledge, charge, grant a security interest, make a hypothecation, gift or other encumbrance, or enter into any contract or any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other legal or beneficial interest in any ordinary shares, create any other claim or make any other transfer or disposition, whether voluntary or involuntary, affecting the right, title, interest or possession in, to or of such ordinary shares, unless otherwise approved by the non-individual holders of series A convertible preference shares in writing. This lock-up period expired on December 20, 2007. In addition, pursuant to the lock-up agreement dated June 20, 2006, Mr. Yonghua Lu, our chairman and chief executive officer, and Mr. Hanfei Wang, our chief operating officer, have agreed with us not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a lock-up period of three years after completion of this our initial public offering. Any amendment to the lock-up agreement requires unanimous written consent of all the individuals who were parties to the lock-up agreement. In 2007, the lock-up periods of Mr. Yonghua Lu and Mr. Hanfei Wang were reduced to one year and two years, respectively, under the first amendment to the lock-up agreement. As a result, Mr. Lu is no longer subject to any lock-up restrictions pursuant to the agreement dated June 20, 2006. However, pursuant to the second shareholders agreement entered into in connection with the share purchase by Good Energies on December 4, 2007, Yonghua Solar Power Investment Holding Ltd., may not, subject to certain limited exceptions, transfer any of our shares beneficially owned by it during the one year period immediately following the date of such agreement, or transfer more than 50% of the number of our shares it held on December 27, 2007 during the second one year period following the date of such agreement. On December 4, 2007, all the individuals who were parties to the lock-up agreement further agreed that the lock-up agreement should not apply to any share transfer made by a shareholder to Good Energies Investments (Jersey) Limited or its affiliates.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American depositary shares, or ADSs. Each ADS will represent five ordinary shares (or a right to receive five ordinary shares) deposited with the Hong Kong office of the Hong Kong and Shanghai Banking Corp., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American depositary receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American depositary shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American depositary receipt. Directions on how to obtain copies of those documents are provided under “Where You Can Find Additional Information.”

Dividends and Other Distributions

How Will You Receive Dividends and Other Distributions on the Shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How Are ADSs Issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How Do ADS Holders Cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How Do ADS Holders Interchange Between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How Do You Vote?

You may instruct the depositary to vote the deposited securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:

• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$0.02 (or less) per ADS	• Any cash distribution to you
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
• US$0.02 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and Nasdaq application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American depositary shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•   Change the nominal or par value of our shares
•   Reclassify, split up or consolidate any of the deposited securities
•   Distribute securities on the shares that are not distributed to you
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities
• The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How May the Deposit Agreement Be Amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How May the Deposit Agreement Be Terminated?

The depositary will terminate the deposit agreement at our direction by mailing a notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing a notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to our company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American depositary shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement have acknowledged that the Direct Registration System and Profile Modification System will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. The Direct Registration System is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American depositary shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. The Profile Modification System is a required feature of the Direct Registration System which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to the Direct Registration System/Profile Modification System, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code as in effect in the State of New York). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the Direct Registration System Profile Modification System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

DESCRIPTION OF SHARE ISSUANCE AND REPURCHASE AGREEMENT
AND CONCURRENT OFFERING OF OUR CONVERTIBLE NOTES

Concurrently with this offering of ADSs, we are offering US$150,000,000 million aggregate principal amount of our     % Convertible Senior Notes due January   , 2018 by means of a private placement. The initial purchasers in such offering also have a 30-day option to purchase up to an additional US$22,500,000 million aggregate principal amount of our convertible notes. We intend to use approximately US$60.0 million of the proceeds from offering of our convertible notes for wafer and polysilicon pre-payments, US$60.0 million for capital expenditures, US$19.0 million to repay loans from Hong Kong Huaerli Trading Company Limited, a company controlled by Mr. Yonghua Lu, our founder, chairman and chief executive officer, to Solarfun Power Hong Kong Limited, our 100% indirect subsidiary and the remainder for working capital and repayment of our existing bank borrowings.

To facilitate transactions by which investors in our convertible notes may hedge their investments, we will enter into a share issuance and repurchase agreement, to be dated January   , 2008, with the ADS purchaser, an affiliate of Morgan Stanley & Co. Incorporated, the underwriter in this offering, under which we will issue, for payment of the par value of the underlying ordinary shares by the ADS purchaser, up to 5,000,000 ADSs, subject to our right to repurchase an equal number of our ADSs for payment of the par value of the underlying ordinary shares. Pursuant to the share issuance and repurchase agreement, we have granted to the ADS purchasers an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 750,000 ADSs, subject to our right to repurchase an equal number of our ADSs for payment of the par value of the underlying ordinary shares.

An affiliate of the ADS purchaser has informed us that it intends to use the short position created by the repurchase provisions of the share issuance and repurchase agreement and the concurrent sale of the purchased ADSs to facilitate transactions by which investors in our convertible notes may hedge their respective investments through privately negotiated transactions.

The share issuance and repurchase agreement will terminate on          , 20  , or, if earlier, the date as of which we have notified the ADS purchaser in writing of our intention to terminate the agreement at any time after the entire principal amount of our convertible notes ceases to be outstanding as a result of conversion, repurchase, cancellation or redemption, or earlier in certain circumstances.

Morgan Stanley is permitted to use the ADSs sold to it under the share issuance and repurchase agreement only for settling sales executed under this prospectus. Morgan Stanley has advised us that it intends to offer for sale pursuant to this prospectus all 5,000,000 ADSs (or up to 5,750,000 ADSs if the ADS purchaser exercises its option in full). See “Underwriter.”

We will not receive any proceeds from the up to 5,000,000 ADSs being offered and sold by this prospectus, which we refer to as the “purchased ADSs,” but the ADS purchaser will pay to us the nominal par value of US$0.0005 per ADS for the purchase of those ADSs.

The ordinary shares underlying the purchased ADSs that we will issue to the ADS purchaser will be issued and outstanding for company law purposes, and accordingly, the holders of such ADSs will have all of the rights of a holder of our outstanding ADSs, including the right to vote the shares underlying such ADSs on all matters submitted to a vote of our shareholders, and the right to receive any dividends or other distributions that we may pay or make on our issued and outstanding ordinary shares, in each case subject to the limitations described under “Description of American Depositary Shares.” However, under the share issuance and repurchase agreement, the ADS purchaser has agreed:

•	to pay to us an amount equal to any cash dividends or cash distributions (in liquidation or otherwise) that are paid on the purchased ADSs, and

•	to pay or deliver to us any other dividend distribution, in liquidation or otherwise, on the purchased ADSs (other than a dividend or distribution of ordinary shares or ADSs).

The ADS purchaser may, at any time on three business days’ notice, tender to us for repurchase for payment of the par value of the underlying ordinary shares, subject to applicable law, some or all of the ADSs issued to it under the share issuance and repurchase agreement. We may require the ADS purchaser to tender to us for repurchase for payment of the par value of the underlying ordinary shares, subject to applicable law, some or all of the ADSs issued under the share issuance and repurchase agreement when our convertible notes are no longer outstanding (whether as a result of conversion, redemption, repurchase, cancellation or otherwise) or upon a default by the ADS purchaser under the share issuance and repurchase agreement. Our right to repurchase ADSs under the share issuance and repurchase agreement will expire one month after the maturity date of the convertible notes.

In view of the contractual undertakings of the ADS purchaser in the share issuance and repurchase agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the sale of the ADSs under that agreement, we believe that under accounting principles generally accepted in the United States of America currently in effect, the ADSs sold thereunder will not be considered outstanding for the purpose of computing and reporting our basic or diluted earnings per share. We also have not deemed such ADSs to be outstanding for purposes of calculating post-offering beneficial ownership in this prospectus.

The existence of the share issuance and repurchase agreement could have the effect of causing the market price of our ADSs to be lower over the term of the agreement than it would have been had we not entered into the agreement. See “Risk Factors — Risks Related to This Offering — The effect of the issuance of our ADSs in this offering, which issuance is being made to facilitate transactions by which investors in our convertible notes may hedge their investments, may be to lower the market price of our ADSs.” However, we have determined that the entry into the share issuance and repurchase agreement is in our best interests as a means to facilitate the offer and sale of our convertible notes pursuant to the concurrent private placement on terms more favorable to us than we could have otherwise obtained.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have           outstanding ordinary shares, including ordinary shares represented by ADSs and ordinary shares. This calculation of ordinary shares outstanding does not take into account our obligations to repurchase the purchased ADSs (or the ordinary shares underlying such ADSs) pursuant to the share issuance and repurchase agreement.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The ordinary shares held by existing shareholders prior to, and those ordinary shares converted from our series A convertible preference shares upon the completion of, our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least six months would be entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that is not more than the greater of:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 239,995 ordinary shares immediately after offering; or

•	the average weekly reported trading volume of our ADSs on The Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares in the form of ADSs or otherwise, would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 144(K)

Under Rule 144(K), a person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least one year is entitled to sell such shares under Rule 144(K) without regard to the manner-of-sale, notice or public information provisions of Rule 144.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144, subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Options

As of September 30, 2007, options to purchase an aggregate of 8,772,998 ordinary shares were outstanding.

Registration Rights

Certain holders of our ordinary shares or their transferees are entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent the discussion relates to PRC tax law, it represents the opinion of Grandall Legal Group, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Shearman & Sterling LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as if January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are considered “resident enterprises” for PRC tax purposes. The EIT Law does not define the term “de facto management,” and it is currently unclear under which situation a non- PRC enterprise’s “de facto management body” is considered to be located in the PRC. However, substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the EIT Law. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, which will include the dividend income we receive from our subsidiaries. In addition, although the EIT Law provides that dividend income between qualified “resident enterprises” is exempted income, it is unclear what is considered to be a qualified “resident enterprise” under the EIT Law.

Moreover, the EIT Law provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law.

If we declare dividends, under the existing implementation rules of the EIT Law, dividends paid by us to our ADS holders should not be deemed to be derived from sources within the PRC under the EIT Law and therefore should not be subject to the 10% income tax. However, what will constitute income derived from sources within the PRC is currently unclear. In addition, gains on the disposition of shares or ADSs should not be subject to PRC tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

United States Federal Income Taxation

The following discussion describes the material U.S. federal tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other entities treated as partnerships for U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state in the United States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of any foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution (including constructive dividends) to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the PRC and the United States provided certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income. Holders should consult their own tax advisors regarding the applicability of any PRC tax.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will generally be treated as a dividend.

Taxation of Dispositions of ADSs or Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until the close of the current taxable year ending December 31, 2008, and accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. holders, including individuals. See “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares.” Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the Nasdaq, and we expect that they will be regularly traded on the Nasdaq. Consequently, if you are a holder of ADSs, the mark-to-market election should be available to you were we to be or become a PFIC.

In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Grandall Legal Group, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Grandall Legal Group has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

UNDERWRITER

Under the terms and subject to the conditions in an underwriting agreement (the “underwriting agreement”) dated the date of this prospectus, Morgan Stanley & Co. Incorporated, the “underwriter,” has agreed to purchase, and an affiliate of the ADS purchaser has agreed to sell, up to 5,000,000 of our ADSs in this offering.

Under the terms of the share issuance and repurchase agreement, we will issue ADSs in this offering to the ADS purchaser against payment of the par value of the underlying ordinary shares, equal to US$0.0005 per ADS, subject to our right to repurchase an equal number of our ADSs for the same price per share. Morgan Stanley is offering to sell the purchased ADSs to facilitate transactions by which investors in our convertible notes may hedge their investments.

The underwriter is offering the ADSs subject to its acceptance of the ADSs and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriter is not required to take or pay for the ADSs covered by the underwriter’s over-allotment option described below.

The underwriter initially proposes to offer part of the ADSs directly to the public at the offering price shown on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriter.

The ADS purchaser has granted to the underwriter an option, exercisable when and if the ADS purchaser exercises its option under the share issuance and repurchase agreement, to purchase for US$0.0005 per ADS up to 750,000 additional ADSs solely to cover over-allotments.

Morgan Stanley has informed us that it intends to use the short position created by the repurchase provisions of the share issuance and repurchase agreement and the concurrent sale of the purchased ADSs in this offering to facilitate transactions by which investors in our convertible notes may hedge their investments through privately negotiated transactions. See “Description of Share Issuance and Repurchase Agreement and Concurrent Offering of Our Convertible Notes.” Morgan Stanley will determine the offering price of the ADSs offered pursuant to this prospectus by initially soliciting indications of interest from potential purchasers of our ADSs and conducting customary negotiations with those potential purchasers during the offering period. The price at which investors in our convertible notes establish their short positions through Morgan Stanley will be the offering price of the ADSs offered hereby. As a result, during the offering period, Morgan Stanley will negotiate a purchase price with buyers of the ADSs, and will solicit indications of interest, based on the purchase price being negotiated with those potential buyers, from convertible note investors seeking to establish a short position in our ADSs. Morgan Stanley will establish a “clearing price” at which purchasers are willing to buy the ADSs offered hereby and investors in our convertible notes are willing to establish short positions. The clearing price will be the offering price hereunder, and is likely to be at a discount to the market price of our ADSs at the time the offering is commenced.

In connection with facilitating such transactions, Morgan Stanley expects to receive customary negotiated fees from investors in our convertible notes, which may be deemed to be underwriter’s compensation. These fees will not exceed 2.5% of the aggregate offering price of the ADSs offered hereby.

We will not receive any proceeds from the sale of ADSs pursuant to this offering, but we will receive the nominal value of US$0.0005 per ADS from the ADS purchaser. The expenses of this offering and the concurrent private placement of our convertible notes that are payable by us are estimated to be US$           (excluding underwriting discounts and commissions payable in connection with the concurrent private placement of our convertible notes), including SEC registration fees of US$5,895, Financial Industry Regulatory Authority filing fees of US$12,500, printing expenses of approximately US$           , legal fees of approximately US$           , accounting fees of approximately US$           , and travel and other out-of-pocket expenses of approximately US$           . All amounts are estimated except for the fees relating to the SEC registration and the Financial Industry Regulatory Authority filing.

Our ADSs are listed on The Nasdaq Global Market under the symbol “SOLF.”

We and all of our directors and officers have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of our ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the underwriter, it will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any of our ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	a share repurchase program by us for our ADSs;

•	the sale of ADSs hereunder and the share issuance and repurchase agreement;

•	the sale by us of the convertible notes in the concurrent private placement;

•	the issuance by us of ADSs, and the underlying ordinary shares, upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of the underwriting agreement of which the underwriter has been advised in writing;

•	grants by us of employee stock options or other equity-based compensation pursuant to the terms of a plan in effect on the date of the underwriting agreement;

•	transfers by any person other than us to an affiliate of such person, a family member of such person or a trust created for the benefit of such person or family member or transfers as a bona fide gift, provided that any transferee or donee agrees to be bound by the transfer restrictions described here and subject to certain other conditions;

•	transfers by any person other than us by operation of laws; and

•	transactions by any person other than us relating to our ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs.

The 90 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90 day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 90 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 90 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the ADSs, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriter may sell more ADSs than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriter may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriter may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriter may also engage in passive market making in accordance with Regulation M under the Exchange Act. In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares until the time, if any, at which a stabilization bid is made. The underwriter is not required to engage in these activities and may end any of these activities at any time.

We cannot assure you that prices at which our ADSs sell in the public market after this offering will not be lower than the offering price.

We and Morgan Stanley have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Because Morgan Stanley is receiving all of the proceeds of this offering, this offering is being conducted in accordance with NASD Rule 2710(h) of the Financial Industry Regulatory Authority, or FINRA. Because a bona fide independent market exists for our ADSs, the FINRA does not require that we use a qualified independent underwriter for this offering.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States Federal and New York State law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. The underwriters are being represented by Davis Polk & Wardwell with respect to matters of United States Federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Grandall Legal Group with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Solarfun Power Holdings Co., Ltd. as of December 31, 2005 and 2006, and for the period from August 27, 2004 (date of inception) to December 31, 2004, and the years ended December 31, 2005 and 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 23/F, The Center, 989 Chang Le Road, Shanghai 200031, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

SOLARFUN POWER HOLDINGS CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
Consolidated Statements of Operations for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006	F-4
Consolidated Statements of Cash Flows for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Period from August 27, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006	F-6
Notes to the audited Consolidated Financial Statements	F-7 — F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Solarfun Power Holdings Co., Ltd.

We have audited the accompanying consolidated balance sheets of Solarfun Power Holdings Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period from August 27, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2005 and 2006 and the consolidated results of its operations and its cash flows for the period from August 27, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China

June 29, 2007

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		December 31,
	Note	2005	2006	2006
		(RMB)	(RMB)	(US$)
				(Unaudited)

Assets
Current assets:
Cash and cash equivalents		7,054	1,137,792	151,851
Restricted cash		22,229	33,822	4,514
Accounts receivable (net of allowance for doubtful accounts of RMB11,322,000 as of December 31, 2006 (2005: Nil))		—	147,834	19,730
Inventories	3	76,819	372,504	49,715
Advance to suppliers	4	61,312	238,178	31,788
Other current assets	5	20,705	75,525	10,080
Deferred tax assets	19	96	3,400	454
Amount due from related parties	20	—	153	20
Amount due from shareholders	20	—	578	78

Total current assets		188,215	2,009,786	268,230

Non-current assets:
Fixed assets — net	6	55,146	207,449	27,686
Intangible assets — net	7	—	12,897	1,721
Investments	8	—	300	40
Total non-current assets		55,146	220,646	29,447

Total assets		243,361	2,230,432	297,677

LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	9	20,000	379,900	50,702
Long-term bank borrowings, current portion	9	—	16,000	2,135
Accounts payable		18,794	51,452	6,867
Notes payable	10	20,000	14,020	1,871
Accrued expenses and other liabilities	11	22,920	33,619	4,487
Customer deposits	13	55,319	17	2
Amount due to related parties	20	32,658	24,486	3,268
Amount due to shareholders	20	—	7,572	1,011

Total current liabilities		169,691	527,066	70,343

Non-current liabilities:
Long-term bank borrowings, non-current portion	9	—	15,000	2,002

Commitments and contingencies	22
Minority interests		—	10,151	1,355

Shareholders’ Equity
Ordinary shares
(par value US$0.0001 per share; 400,000,000 and 500,000,000 shares authorized as at December 31, 2005 and 2006, respectively; 50,175,000 shares,100,350,000 shares and 239,994,754 shares issued and outstanding at December 31, 2004, 2005 and 2006, respectively)		84	193	25
Additional paid-in capital		59,783	1,565,524	208,937
Statutory reserves	15	1,496	16,024	2,139
Retained earnings		12,307	96,474	12,876

Total shareholders’ equity		73,670	1,678,215	223,977

Total liabilities and shareholders’ equity		243,361	2,230,432	297,677

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		For the Period
		from August 27,
		2004 (Date
		of Inception) to
		December 31,	For the Year Ended December 31,
	Note	2004	2005	2006	2006
		(RMB)	(RMB)	(RMB)	(US$)
					(Unaudited)

Net revenue:
Photovoltaic modules		—	165,636	604,317	80,653
Photovoltaic cells		—	542	7,182	959
Photovoltaic cells processing		—	—	19,408	2,590

Total net revenue		—	166,178	630,907	84,202

Cost of revenue:
Photovoltaic modules		—	(139,481)	(434,493)	(57,988)
Photovoltaic cells		—	(422)	(5,983)	(799)
Photovoltaic cells processing		—	—	(6,054)	(808)

Total cost of revenue		—	(139,903)	(446,530)	(59,595)

Gross profit		—	26,275	184,377	24,607

Operating expenses:
Selling expenses		—	(5,258)	(11,883)	(1,586)
General and administrative expenses	16	(629)	(4,112)	(52,214)	(6,969)
Research and development expenses		—	(750)	(6,523)	(870)

Total operating expenses		(629)	(10,120)	(70,620)	(9,425)

Operating (loss) profit		(629)	16,155	113,757	15,182
Interest expenses		—	(123)	(8,402)	(1,121)
Interest income		22	95	1,326	177
Exchange losses		—	(1,768)	(4,346)	(580)
Other income		—	215	902	120
Other expenses		—	(260)	(836)	(112)
Changes in fair value of embedded foreign currency derivatives	11	—	—	(163)	(22)
Government grant	18	—	—	852	114

(Loss) income before income taxes and minority interest		(607)	14,314	103,090	13,758
Income tax benefit	19	—	96	3,132	418
Minority interest		—	—	(301)	(40)

Net (loss) income		(607)	14,410	105,921	14,136

Net (loss) income attributable to ordinary shareholders		(607)	14,410	98,695	13,172

Net (loss) income per share:
Basic	25	(0.01)	0.26	0.95	0.13
Diluted	25	(0.01)	0.22	0.74	0.10
Shares used in computation:
Basic net (loss) income per share	25	51,994,399	54,511,540	103,631,832	103,631,832
Diluted net (loss) income per share	25	51,994,399	66,366,469	142,108,460	142,108,460
Net (loss) income per ADS:
Basic	25	(0.05)	1.32	4.76	0.64
Diluted	25	(0.05)	1.09	3.72	0.50
Shares used in computation:
Basic net (loss) income per ADS	25	10,398,880	10,902,308	20,726,366	20,726,366
Diluted net (loss) income per ADS	25	10,398,880	13,273,294	28,421,692	28,421,692

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

		For the Period
		from August 27,
		2004 (Date
		of Inception) to
		December 31,	For the Year Ended December 31,
	Note	2004	2005	2006	2006
		(RMB)	(RMB)	(RMB)	(US$)
					(Unaudited)

Cash flows from operating activities:
Net (loss) income attributable to holders of ordinary shares		(607)	14,410	98,695	13,172
Dividends on Series A redeemable convertible preferred shares		—	—	7,226	964

Net (loss) income		(607)	14,410	105,921	14,136
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Minority interest		—	—	301	40
Depreciation and amortization		3	781	6,562	876
Stock compensation expenses	16,17	—	501	25,307	3,378
Provision for doubtful receivables		—	—	11,323	1,511
Deferred tax benefit	19	—	(96)	(3,304)	(441)
Warranty provision		—	1,520	6,030	805
Others		—	70	197	26
Changes in operating assets and liabilities:
Restricted cash		—	(22,229)	(11,593)	(1,547)
Accounts receivable		—	—	(159,157)	(21,241)
Inventories		(4,511)	(72,308)	(295,685)	(39,463)
Advance to suppliers		(4,850)	(56,462)	(176,866)	(23,605)
Other current assets		(762)	(19,943)	(54,820)	(7,316)
Amount due from related parties		—	—	28,889	3,856
Accounts payable		2,221	16,573	26,678	3,560
Accrued expenses and other liabilities		301	2,928	22,458	2,997
Amount due to related parties		25	2,354	—	—
Customer deposits		—	55,319	(55,302)	(7,381)

Net cash used in operating activities		(8,180)	(76,582)	(523,061)	(69,809)

Cash flows from investing activities:
Acquisition of fixed assets		(295)	(37,464)	(177,872)	(23,739)
Acquisition of intangible assets		—	—	(12,988)	(1,733)
Investment in affiliate		—	—	(300)	(40)
Proceeds from disposal of fixed assets		—	—	1,113	148

Net cash used in investing activities		(295)	(37,464)	(190,047)	(25,364)

Cash flows from financing activities:
Capital contributed by minority interest shareholder		—	—	9,850	1,314
Net proceeds from issuance of preference shares		—	—	420,028	56,057
Net proceeds from issuance of ordinary shares		30,000	29,296	1,060,515	141,538
Proceeds from short-term borrowings		—	20,000	475,720	63,490
Payment of short-term borrowings		—	—	(99,820)	(13,322)
Proceeds from long-term borrowings		—	—	15,000	2,002
Utilization of notes payables	10	—	20,000	—	—
Payment of notes payables	10	—	—	(7,226)	(964)
Advances to related parties	20	(18,000)	—	—	—
Repayment of advances to related parties	20	—	18,000	—	—
Advances from related parties	20	—	146,400	114,900	15,335
Repayment of advances from related parties	20	—	(116,121)	(145,121)	(19,368)

Net cash provided by financing activities		12,000	117,575	1,843,846	246,082

Net increase in cash and cash equivalents		3,525	3,529	1,130,738	150,910
Cash and cash equivalents at the beginning of period/year		—	3,525	7,054	941

Cash and cash equivalents at the end of period/ year		3,525	7,054	1,137,792	151,851

Supplemental disclosure of cash flow information:
Interest paid		—	123	8,048	1,074
Supplemental schedule of non-cash activities
Acquisition of fixed assets included in accrued expenses and other liabilities		33	18,171	—	—
Expense paid by a shareholder on behalf of the Group	20	—	70	—	—
Stock compensation expense	16,17	—	501	25,307	3,378

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

		Number of		Additional		Retained		Total
		Ordinary	Ordinary	Paid-in	Statutory	Earnings	Put	Shareholders’
	Note	Shares	Shares	Capital	Reserves	(Deficits)	Options	Equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of August 27, 2004 (date of inception)		50,175,000	42	29,958	—	—	—	30,000
Net loss for the period		—	—	—	—	(607)	—	(607)

Balance as of December 31, 2004		50,175,000	42	29,958	—	(607)	—	29,393
Stock compensation expenses	16	—	—	501	—	—	—	501
Expenses paid on behalf of the Group by a shareholder	20	—	—	70	—	—	—	70
Proceeds from issuance of common stock		50,175,000	42	29,254	—	—	—	29,296
Net income for the year		—	—	—	—	14,410	—	14,410
Appropriation of statutory reserves	15	—	—	—	1,496	(1,496)	—	—

Balance as of December 31, 2005		100,350,000	84	59,783	1,496	12,307	—	73,670
Stock compensation expenses	14,16	—	—	22,425	—	—	—	22,425
Share-based compensation	17	—	—	2,882	—	—	—	2,882
Acquisition of put option	14	—	—		—		668	668
Exercise of put option	14	—	—		—		(668)	(668)
Proceeds from issuance of common stock upon IPO		60,000,000	47	1,060,468	—	—	—	1,060,515
Conversion of preference shares	14	79,644,754	62	419,966	—	—	—	420,028
Net income for the year		—	—	—	—	105,921	—	105,921
Cumulative dividends — preference shares	14	—	—	—	—	(7,226)	—	(7,226)
Appropriation of statutory reserves	15	—	—	—	14,528	(14,528)	—	—

Balance as of December 31, 2006		239,994,754	193	1,565,524	16,024	96,474	—	1,678,215

Balance as of December 31, 2006, in US$ (Unaudited)			25	208,937	2,139	12,876	—	223,977

The accompanying notes are an integral part of the consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from August 27, 2004 (date of inception) to December 31, 2004,
For the years ended December 31, 2005 and 2006

1.	ORGANIZATION AND BASIS OF PRESENTATION

Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”), a company established in the People’s Republic of China (the “PRC”) on August 27, 2004, is engaged in the development, manufacturing and sales of photovoltaic (“PV”) products to customers in the PRC and overseas markets. On June 2, 2006, the shareholders of Linyang Solarfun transferred their entire equity interest in Linyang Solarfun in exchange for all the shares in Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”), a British Virgin Islands company, on a pro-rata basis. As a result of the exchange, the shareholders’ respective interest in Linyang Solar Power was identical to their respective interest in Linyang Solarfun immediately prior to the share exchange. The share exchange was accounted for at historical cost.

On June 12, 2006, the shareholders of Linyang Solar Power transferred their entire equity interest in Linyang Solar Power in exchange, on a pro-rata basis, for all the shares in Solarfun Power Holdings Co., Ltd. (the “Company”), a Cayman Islands company. As a result of the exchange, the shareholders’ respective interest in the Company was identical to their respective interest in Linyang Solar Power immediately prior to the share exchange. The Company accounted for the issuance of shares in connection with this transaction as a reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly these financial statements reflect the financial position and operating results of the Company and its subsidiaries (together, the “Group”) as if the above transactions were completed on August 27, 2004 (date of inception). All share and per share data presented have been presented to give retroactive effect to these exchanges.

On December 20, 2006, the Company completed its initial public offering of 12,000,000 American Depositary Shares (“ADS”) at US$12.5 per ADS. Each ADS comprises five ordinary shares. The net proceeds to the Company from the offering amounted to RMB1,060,515,000 (US$141,537,876) net of issuance costs paid and payable.

As of December 31, 2006, the Company’s subsidiaries include the following entities:

	Date of	Place of	Percentage of
	Incorporation/	Incorporation/	Shareholding/
Subsidiary	Establishment	Establishment	Ownership	Principal Activities

Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding
Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	Aug 27, 2004	PRC	100%	Development, manufacturing and sales of PV products
Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	PRC	83%	Research and development, design, and provision services in solar energy related products
Sichuan Leshan Jiayang New Energy Co., Ltd. (“Sichuan Leshan Jiayang”)	April 22, 2006	PRC	55%	Research and development, manufacturing and sales of solar energy related products

In March 2006, the Group injected RMB 4.15 million in return for an 83% controlling interest in Shanghai Linyang, a newly established entity in the PRC. The other 17% minority interest is held by a group of individuals comprising of two directors of the Company and the spouse of one of the directors. Shanghai Linyang commenced operation in April 2006.

In April 2006, the Group injected RMB11 million in return for a 55% controlling interest in Sichuan Leshan Jiayang, a newly established entity in the PRC. At the same time, an independent third party injected RMB6 million in return for a 30% interest. The remaining 15% was subscribed for by an individual, who at the time was senior manager of Jiangsu Linyang Electronics Co., Ltd. (“Linyang Electronics”), a PRC company whose controlling

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity holder is also the chairman and significant shareholder of the Company. The 15% interest was held on behalf of the chairman of the Company. Sichuan Leshan Jiayang commenced operation in June 2006.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Investments

The Group applies Accounting Principles Board No. 18 “ The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”) in accounting for its investments. Under APB No. 18, equity method is used for investments in entities in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Group does not have the ability to exercise significant influence.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investee companies including current earnings trends and other company-specific information.

Foreign Currency

The functional currency of the Company and each of its subsidiaries is RMB as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation”. The reporting currency of the Company is also RMB. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Convenience Translation (unaudited)

Amounts in United States dollars are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.4928 on September 28, 2007 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates reflected in the Company’s financial statements include, but are not limited to, provision for doubtful accounts receivable, provision for warranty, provision for advances to suppliers, useful lives of fixed assets, valuation allowance of deferred tax assets and stock compensation expense.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash represents amounts held by a bank which are not available for the Group’s use as security for letters of credit facilities, notes payable and PRC Custom deposits. The restriction on cash is expected to be released within the next twelve months.

Accounts Receivable

An allowance for doubtful accounts is recorded in the period in which collection is determined to be not probable based on an assessment of specific evidence indicating troubled collection, historical experience, account balance aging and prevailing economic conditions. An accounts receivable is charged off after all collection efforts have ceased. As of December 31, 2006, RMB11,322,000 (equivalent to approximately US$1,511,051) of specific allowance for doubtful accounts had been provided.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw material cost is based on purchase costs while work-in-progress and finished goods, comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Computer software	5 years
Motor vehicles	5 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Cost incurred in constructing new facilities, including progress payment, interest and other costs relating to the construction are capitalized and transferred to fixed assets on completion. Total interest costs incurred during the period ended December 31, 2004, the years ended December 31, 2005 and 2006 amounted to approximately RMB Nil, RMB123,000 and RMB8,756,041 (US$1,168,594) respectively. Interest capitalized at December 31, 2005 and 2006 amounted to RMB Nil and RMB354,502 (US$47,312), respectively.

Intangible Asset

Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts and notes payable, other liabilities, customer deposits, short-term bank borrowings and amounts due to/from related companies and shareholders approximate their fair value due to the short-term maturity of these instruments.

The long-term bank borrowings approximate their fair value since interest rate approximates market interest rates.

Financial Instruments — Embedded Foreign Currency Derivative

Certain of the Group’s sales contracts are denominated in a currency which is not the functional currency of either of the parties to the contract nor the currency in which the products being sold are routinely denominated in international commerce. Accordingly, the contracts contain embedded foreign currency forward contracts subject to bifurcation in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The embedded foreign currency derivatives are separately accounted for and measured at fair value with changes in such value recorded to the statements of operations and reflected in the statements of cash flows as an operating activity. Embedded foreign currency derivatives are presented as current assets or liabilities with the changes in their fair value recorded as a separate line item in the statements of operations. The Group does not enter into derivative contracts for speculative purposes and hedge accounting has not been applied.

Revenue Recognition

The Group’s primary business activity is to produce and sell PV modules. The Group periodically, upon special request from customers, sells an insignificant amount of PV cells. The Group records revenue related to the sale of PV modules or PV cells when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” are met. These criteria include all of the following: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

More specifically, the Group’s sales arrangements are evidenced by either framework sales agreements and/or by individual sales agreements for each transaction. The shipping terms of the Group’s sales arrangements are generally “free-on-board” shipping point whereby the customer takes title and assumes the risks and rewards of ownership of the products upon delivery to the shipper. Other than warranty obligations, the Group does not have any commitments or obligations to deliver additional products or services to the customers. The product sales price agreed to at the sales order/ sales agreement date is final and not subject to adjustment. The Group does not accept sales returns and does not provide customers with price protection. Historically, the Group’s customers pay a portion of the product sales price prior to shipment. The Group assesses customer’s creditworthiness before accepting sales orders. Based on the above, the Group records revenue related to product sales upon delivery of the product to the shipper.

In the event the Group pays the shipping costs for the convenience of the customer, the shipping costs are included in the amount billed to the customer. In these cases, sales revenue includes the amount of shipping costs passed on to the customer. The Group records the shipping costs incurred as cost of revenue.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group periodically enters into arrangements to process raw material into PV cells, the Group views these arrangements as service arrangements. For these service arrangements, the Group “purchases” raw material from a customer and contemporaneously agrees to “sell” a specified quantity of PV cells back to the same customer. The quantity of PV cells sold back to the customers under these processing arrangements is consistent with the amount of raw materials purchased from the customer based on current production conversion rates. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-13, the Group records the amount of revenue on these processing transactions based on the amount received for PV cells sold less the amount paid for the raw materials purchased from the customer. The revenue recognized is recorded as PV cells processing revenue and the production costs incurred related to providing the processing services are recorded as PV cells processing costs within cost of revenue. These sales are subject to all of the above-noted accounting policy disclosures relating to revenue recognition.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Expenditure

Advertising costs are expensed when incurred and are included in “selling expenses”. Advertising expenses were RMB Nil for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB166,000 and RMB152,000 (US$20,286) for the years ended December 31, 2005 and 2006.

Warranty Cost

The Group only provides standard warranty coverage on its PV modules sold to customers. The standard warranty provides for a 2-year unlimited warranty against technical defects, a 10-year warranty against a decline from initial power generation capacity of more than 10% and a 20 to 25-year warranty against a decline from initial power generation capacity of more than 20%. The Group considers various factors when determining the likelihood of product defects including an evaluation of its quality controls, technical analysis, industry information on comparable companies and its own experience. Based on the above considerations and management’s ability and intention to provide refunds for defective products, the Group has accrued for warranty costs for the 2-year unlimited warranty against technical defects based on 1% of revenue for PV modules. No warranty cost accrual has been recorded for the 10-year and 20 to 25-year warranties because the Group has determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in place in the production process. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage that is separately priced or optional.

Government Grant

Government grants are recognized as other income upon receipt and when all the conditions attached to the grants have been met. Conditions attached to the grants include increase in the amount of capital investment and net assets, number of employees, sales and tax payments.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents net VAT recoverable balance at the balance sheet date.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group has no capital lease for any of the periods stated herein.

Net (Loss) Income Per Share

Net (loss) income per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”. Basic (loss) income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of convertible, redeemable preference shares are included in the computation of diluted income per ordinary share on an “if-converted” basis, when the impact is dilutive. Unpaid ordinary shares that do not share in dividends until fully paid are considered the equivalent of warrants and have been included in the computation of diluted income (loss) per ordinary share using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. For rights offerings made to all shareholders, a bonus element exists when the subscription price is less than the fair value of the shares. This bonus element is treated as a stock dividend for reporting earnings (loss) per ordinary share for all periods presented.

Stock Compensation

Stock awards granted to employees and non-employees are accounted for under SFAS No. 123(R) “Share-Based Compensation” and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

In November 2006, the Group adopted a stock option scheme (the “Option Plan”) (see Note 17 for details of the Option Plan).

In accordance with SFAS No. 123(R) “Share-Based Compensation”, all grants of share options to employees are recognized in the financial statements based on their grant date fair values. The Group has elected to recognize

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule.

SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Under SFAS No. 123(R), the Group, with the assistance of an independent third party valuation done by Censere Holdings Limited, applied the Black-Scholes Option Price valuation model in determining the fair value of the options granted. Risk-free interest rates are based on zero coupon US risk free rate for the terms consistent with the expected life of award at the time of grant. The Company has no historical exercise patterns as reference, expected life is based on management’s estimation, which the Company believes are representative of future behavior. Expected dividend yield is determined based on the Group’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities from the comparable listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption. The Group is currently assessing the impact, if any, that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except as it pertains to a change in accounting principles related to (i) large positions previously accounted for using a block discount and (ii) financial instruments (including derivatives and hybrids) that were initially measured at fair value using the transaction price in accordance with guidance in footnote 3 of EITF 02-3 or similar guidance in SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. For these transactions, differences between the amounts recognized in the statement of financial position prior to the adoption of SFAS No. 157 and the amounts recognized after adoption should be accounted for as a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on its financial statements.

In October 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 requires an entity to (i) recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status (ii) measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and (iii) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit cost included in net income or

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006, for public entities, and at the end of fiscal years ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The accounting is not expected to have any impact on the Company.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this new standard on its financial statements.

In March 2007, EITF Topic D-109, “Determining the Nature of a Host Contract Related to a hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133” was released. EITF Topic D-109 provides the SEC staff’s view as to how one must evaluate whether a preferred stock “host” contract is a debt host or an equity host. It states that the determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share should be based on a consideration of economic characteristics and risks, and that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument — including the same features that have to be evaluated for bifurcation once the nature of the host instrument is determined. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007, even if that period is other than the first fiscal quarter of the registrant’s fiscal year. The accounting is not expected to have any impact on the Company.

Concentration of Risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, advances made to suppliers and accounts receivable.

As of December 31, 2006, substantially all of the Group’s cash and cash equivalents were deposited with four financial institutions. The Group places its cash and cash equivalents with reputable financial institutions.

Advances made to suppliers are typically unsecured and arise from deposits paid in advance for purchases of raw materials from companies based in the PRC. As a percentage of total advances, the top five suppliers accounted for 97.1% as of December 31, 2004; 93.6% as of December 31, 2005; and 96.3% as of December 31, 2006. Due to the Group’s concentration of advances made to a limited number of suppliers, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on suppliers and ongoing monitoring processes on outstanding balances.

The Group conducts credit evaluations of its customers but does not require collateral or other security from its customers. The Group makes an allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk specific customers.

Concentration of customers

The Group currently sells a substantial portion of its PV products to a limited number of customers. As a percentage of revenues, the top five customers accounted for 78.8% and 85.4% for the years ended December 31, 2005 and 2006, respectively. The loss of sales from any of these customers would have a significant negative impact

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on the Group’s business. Sales to customers are mostly made through non-exclusive, short-term arrangements. Due to the Group’s dependence on a limited number of customers, any negative events with respect to the Group’s customers may cause material fluctuations or declines in the Group’s revenue and have a material adverse effect on the Group’s financial condition and results of operations.

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from five largest suppliers who collectively accounted for 95.9% for the period from August 27, 2004 (date of inception) to December 31, 2004; 71.3% and 50.9% for the years ended December 31, 2005 and 2006, of our total raw material purchases. Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to manufacture its products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to certain other concentrations

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows; changes in the overall demand for services and products; competitive pressures due to excess capacity or price reductions; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts part of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	INVENTORIES

Inventories consist of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Raw materials	64,975	295,087	39,383
Work-in-progress	5,736	56,921	7,597
Finished goods	6,108	20,496	2,735

	76,819	372,504	49,715

As of December 31, 2005 and 2006, raw materials of RMB4,296,000 and RMB13,522,000 (US$1,804,666), respectively, of the Group were held in custody by other parties for processing. No provision for inventory was made at December 31, 2006 (2005: Nil).

4.	ADVANCE TO SUPPLIERS

The advance to suppliers represent interest-free cash deposits paid to suppliers for future purchase of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss has been incurred. To date, the Group has not experienced any loss of supplier advances. However, as there is currently an industry-wide shortage of silicon and silicon wafers, certain of the Group’s raw materials suppliers have been delaying delivery or failed to deliver raw materials to the Group under these supply contracts. Consequently, in November 2006, the Group canceled one of its raw materials purchase contracts with its raw materials supplier amounting to approximately RMB1,297,039,000 (US$173,104,714). Upon termination of the contract, outstanding advances to this supplier amounted to RMB31,609,000 (US$4,218,583) of which RMB10,000,000 (US$1,334,615) was refunded in November 2006. The remaining advances to this supplier have been transferred to newly renegotiated contracts.

In November 2006, the Group has also renegotiated certain of its raw materials supply contracts with its suppliers. Supply contracts of silicon wafers and silicon ingots with purchase commitment of RMB213,313,000 (US$28,469,064) and RMB25,230,000 (US$3,367,233) were renegotiated to RMB300,000,000 (US$40,038,437) and RMB6,898,000 (US$920,617), respectively. As a result of such renegotiation, the average purchase price of silicon wafers in these renegotiated contracts decreased by 5.8%, while the average purchase price of silicon ingots increased by 18.1%.

Other commitments under supply contract may be subject to renegotiation or cancellation in the future.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

VAT recoverable	14,033	48,773	6,509
Other receivables	6,576	21,908	2,924
Prepaid expenses	96	4,844	647

	20,705	75,525	10,080

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.

Other receivables as of December 31, 2005 included a deposit held by a government agency to be used for capital subscription upon the establishment of the Group’s new subsidiary, Shanghai Linyang, in March 2006 (see Note 1). The balance as of December 31, 2006 included a deposit of RMB9,558,000 (US$1,275,625) held by the Custom office of Qidong city for raw materials imported for processing, and a receivable of RMB9,605,000 (US$1,281,897) from Bank of New York arising from reimbursement of partial IPO transaction costs.

6.	FIXED ASSETS — NET

Fixed assets consist of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Buildings	15,988	37,913	5,060
Plant and machinery	36,750	87,204	11,638
Furniture, fixtures and office equipment	1,517	3,218	429
Computer software	—	196	26
Motor vehicles	262	2,224	297
Construction in progress	1,413	83,949	11,204

	55,930	214,704	28,654
Less: Accumulated depreciation	(784)	(7,255)	(968)

	55,146	207,449	27,686

Depreciation expense was RMB781,000 for the year ended December 31, 2005 and RMB6,471,000 (US$863,629) for the year ended December 31, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INTANGIBLE ASSET — NET

Amortized intangible asset, net consists of the following:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Land use rights
Cost	—	12,988	1,733
Less: Accumulated amortization	—	(91)	(12)

	—	12,897	1,721

Land use rights represent amounts paid for the rights to use four parcels of land in the PRC where the Group’s premises are located. Three land use rights were acquired from Qidong Huahong Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company (see Note 20) and the remaining one was acquired from Bureau of Economic Development for Qidong city. The remaining periods of these land use rights ranging from 48 to 49 years as of December 31, 2006.

As of December 31, 2006, land use rights with net book value of RMB4,595,000 (US$613,255) was pledged for a short-term bank borrowings of RMB20,000,000 (US$2,669,229) (see Note 9).

For each of the next five years, annual amortization expenses of the land use rights will be approximately RMB267,000 (US$35,076).

8.	INVESTMENTS

Investments represent equity ownership in Shanghai Yangneng New Energy Technology Co., Ltd. (“Shanghai Yangneng”), a joint venture company established by Shanghai Linyang and a third party company on October 20, 2006. The registered capital of Shanghai Yangneng is RMB3,000,000 and Shanghai Linyang will contribute RMB900,000 (US$120,115) in cash as capital contribution for its 30% share of equity ownership. As of December 31, 2006, the capital contribution from Shanghai Linyang to Shanghai Yangneng amounted to RMB300,000 (US$40,038). Shanghai Yangneng is principally engaged in the manufacturing and selling of PV products. As of December 31, 2006, Shanghai Yangneng was still in the pre-operating stage.

9.	BANK BORROWINGS

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Total bank borrowings	20,000	410,900	54,839

Comprised of:
Short-term	20,000	379,900	50,702
Long-term, current portion	—	16,000	2,135

	20,000	395,900	52,837
Long-term, non-current portion	—	15,000	2,002

	20,000	410,900	54,839

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The short-term bank borrowings outstanding at December 31, 2006 bore an average interest rate of 5.96% (2005: 5.859%) per annum and were denominated in RMB. These borrowings were obtained from financial institutions which had terms of six months to one year and expire at various times throughout the year.

As of December 31, 2006, short-term bank borrowings were secured/ guaranteed by the following:

Amount	Secured/guaranteed by
(RMB’000)

60,000	Land use rights of RMB4,695,000 (US$626,602) (see Note 7) and guaranteed by Linyang Electronics, Qidong Huahong Electronics Co., Ltd., (companies whose controlling owner is also a significant shareholder and chairman of the Company), a significant shareholder and chairman of the Company and his spouse.
59,900	Jointly guaranteed by Linyang Electronics and Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company.
20,000	Jointly guaranteed by Linyang Electronics, a significant shareholder and chairman of the Company and his spouse.
240,000	Guaranteed by Linyang Electronics.

379,900

The Group paid no service charges for the provision of the above guarantees.

As of December 31, 2006, unused short-term bank loan facilities amounted to RMB70,000,000 (US$9,342,302).

The long-term bank borrowings outstanding at December 31, 2006 bore an average interest rate of 5.76% per annum and were denominated in RMB. These borrowings were obtained from a financial institution and represented the maximum amount of the facility. These borrowings were guaranteed by Linyang Electronics. The Group paid no service charges for the provision of the guarantee. As of December 31, 2006, the maturity of these long-term bank borrowings was as follows:

	December 31,
	2006	2006
	(RMB’000)	(US$’000)
		(Unaudited)

Within one year	16,000	2,135
Between one to two years	15,000	2,002

	31,000	4,137

10.	NOTES PAYABLE

As of December 31, 2006, notes payable were non-interest bearing and were secured by RMB14,020,000 (US$1,871,130) of the Company’s restricted cash. The Group paid a commission of RMB7,010 (US$936) to the banks to obtain the notes payable facilities. These notes payable would become payable on February 27, 2007.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Accrued fixed asset purchases	18,171	—	—
Accrued professional service fees	800	16,311	2,177
Accrued warranty cost (see Note 12)	1,520	7,550	1,008
Other accrued expenses	1,603	5,369	716
Other liabilities	826	4,226	564
Embedded foreign currency derivatives	—	163	22

	22,920	33,619	4,487

As of December 31, 2006, the fair value of embedded foreign currency derivatives related to sales contracts (see Note 2) amounting to RMB163,000 (US$21,754) are recorded as current liabilities. For the year ended December 31, 2006, a loss of RMB163,000 (US$21,754) relating to the embedded foreign currency derivatives has been recorded to the statements of operations. For all the other periods presented, there have not been any significant embedded foreign currency derivatives due to fewer committed sales contracts and the short duration to settlement of such contracts.

12.	ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Beginning balance	—	1,520	203
Warranty provision	1,600	6,030	805
Warranty claims paid	(80)	—	—

Ending balance	1,520	7,550	1,008

13.	CUSTOMER DEPOSITS

Customer deposits represent cash payments received from customers in advance of the delivery of PV modules. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contract.

14.	SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES

During 2006, the Company and a group of third party investors (the “Investors”) entered into a purchase agreement (“Preference Shares Purchase Agreement’) whereby the Company issued in aggregate 79,644,754 voting Series A Redeemable Convertible Preference Shares (the “Preference Shares”) for gross proceeds of US$53,000,000 (RMB397,118,400).

The Preference Shares Purchase Agreement outlined two separate share closings. On June 27, 2006, 67,106,531 Preference Shares were issued to the Investors for US$48 million (price per share of US$0.71528)

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“First Closing”). This represented 40.074% of the total share capital (based on the initial conversion of 1:1). A second closing could take place within 3 months of the First Closing whereby one of the Investors, Good Energies Investments (Jersey) Limited (“Good Energies”), would subscribe for an additional 8,037,048 Preference Shares for US$5 million (“Second Closing”). However, this Second Closing would only take place if Good Energies provided certain services to the Company to the sole satisfaction of the Chairman of the Company or if the service conditions were otherwise waived by the Company. In addition, if the Second Closing occurs, the other Investors (excluding Good Energies) will receive, for nil consideration, additional Preference Shares of 4,501,175. The additional Preference Shares issued to the other Investors, in essence, resulted in an adjustment to their conversion price per share. The Company’s ability to waive the service conditions and trigger the Second Closing has been accounted for as a purchase put option (“Put Option”) issued on June 27, 2006. The Company exercised the Put Option and the Second Closing occurred on August 2, 2006.

The Company determined the fair value of the Put Option, Preference Shares and ordinary shares based on a valuation performed by an independent appraiser, Censere Holdings Limited. On June 27, 2006, the fair value of the Put Option was determined to be approximately US$83,500 (US$0.0104 per share) (RMB625,649) and was recorded in equity with an offsetting increase to the amount recorded for the Preference Shares sold as Traunche Two.

On August 2, 2006, when the Company exercised the Put Option which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5 million (US$0.6221 or RMB4.6613 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB6.069) per share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 and has been recorded as a charge to general and administrative expenses.

Upon the listing of the Company’s shares on Nasdaq on December 20, 2006 (the “IPO”), all of the issued and outstanding Preferred Shares had been converted into ordinary shares.

For the year ended December 31, 2006, accrued cumulative dividends amounted to RMB7,226,000 (US$964,392) or RMB0.09 (US$0.01) per Preference Share.

15.	STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff welfare and bonus fund, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non wholly-own foreign invested enterprise is permitted to provide the above allocation of annual after-tax profit at the discretion of its board of directors. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

Linyang Solarfun became a wholly-owned foreign invested enterprise in May 2006 and therefore is subject to the above mandated restrictions on distributable profits. Prior to May 2006, although Linyang Solarfun was a Sino-foreign joint venture enterprise, it was required to allocate at least 10% of its after tax profit to general reserve fund in accordance with the joint venture agreements entered into among the then shareholders of Linyang Solarfun and the appropriations to the enterprise expansion fund and staff welfare and bonus fund were at the discretion of the board of directors. For the year ended December 31, 2006, RMB13,779,000 (US$1,838,965) (2005: RMB1,496,000) and RMB749,000 (US$99,963) (2005: Nil) have been appropriated to reserve fund and enterprise expansion fund while no appropriation has been made to the staff welfare and bonus fund.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The boards of directors of Shanghai Linyang and Sichuan Leshan Linyang (both being Sino-foreign joint venture enterprise) have resolved that no appropriation to be made to the statutory reserves for the year ended December 31, 2006.

16.	STOCK COMPENSATION EXPENSE

On July 12, 2005, Linyang Solarfun issued a rights offering to all of its then existing shareholders at a subscription price of approximately US$36,260 per 1% of equity interest (equivalent to 501,750 ordinary shares of the Company after the restructuring as described in Note 1) for total proceeds of US$3,626,000. Shareholders who were entitled to 20% of the rights offering (equivalent to 10,035,000 ordinary shares) did not purchase the shares being offered (the “Unsubscribed Shares”). The Unsubscribed Shares were offered to and purchased by Lianyang Electronics Co., Ltd. which is controlled by the Chairman and director of the Group, who was also the Group’s ultimate controlling shareholder at that time, at the subscription price of US$0.07 (RMB0.524) per share. The fair value of the ordinary shares, at the time of the offering, was determined to be RMB0.634 per share based on an independent valuation by Censere Holdings Limited. The intrinsic value of the Unsubscribed Shares has been recorded as compensation expense and presented as part of general and administrative expenses in 2005. Accordingly, RMB501,000 was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2005.

On April 8, 2006, three of the then owners of Linyang Solarfun sold their 5% equity interests (which approximates 5,017,500 ordinary shares of the Company) to Linyang Electronics Co., Ltd., for US$72,533 per 1% equity interest. The fair value of the equity interests transferred was determined to be RMB2,648,681 (US$353,497) per 1% equity interest based on an independent valuation by Censere Holdings Limited. The intrinsic value of the transfer has been recorded as compensation expense and presented as part of general and administrative expenses in the year ended December 31, 2006. Accordingly, RMB10,337,000 (US$1,379,591) was recorded as compensation expense with a corresponding credit to additional paid-in capital in the year ended December 31, 2006.

On August 2, 2006, when the Company exercised the Put Option which resulted in the issuance of 8,037,048 Preference Shares to Good Energies in return for cash consideration of US$5 million (US$0.6221 or RMB4.6613 per share), the fair value of the Preference Shares was determined to be US$0.81 (RMB6.069) per share. The difference between the fair value of the Preference Shares and the cash consideration paid amounted to RMB12,087,720 (US$1,613,245) and has been recorded as a charge to general and administrative expenses in the year ended December 31, 2006.

17.	SHARE OPTION PLAN

In November 2006, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company. As of November 30, 2006, options to purchase not more than 10,799,685 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, options are generally granted at exercise price of US$1.80 per share. All options granted would expire on November 30, 2016 and generally vest over 3-5 years. As of December 31, 2006, options to purchase 8,012,998 ordinary shares were granted and outstanding. Included in these options are 540,000 options that can be early exercised, at the discretion of the holders, into unvested 540,000 ordinary shares. If the holders’ services to the Company are terminated prior to the vesting of the unvested ordinary shares, the Company can repurchase them for the same price paid by the holders.

The fair value of the share option at grant date was determined to be RMB111,065,497 (US$14,822,963) and such amount shall be recognized as compensation expenses using the straight line method with graded vesting based on service condition. Accordingly, RMB2,882,200 (US$384,663) was recorded as compensation expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2006. No option was exercised during the year ended December 31, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A Summary of Option Activity Under the Share Option Plans

The following table summarized the Company’s share option activity under all the option plans (in US$, except shares):

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual Life	Intrinsic
	Options	Price	(Years)	Value

Outstanding, January 1, 2006	—	—	—	—
Granted	8,012,998	1.80	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	—	—	—	—

Outstanding, December 31, 2006	8,012,998	1.80	9.92	4,310,993

Vested and expected vest at December 31, 2006	—	—	—	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.338 per ordinary share as of December 31, 2006 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2006.

As of December 31, 2006, there was RMB108,255,291 (US$14,447,909) of unrecognized share-base compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.34 years. To the extent the actual forfeiture rate is different from original estimate; actual share-base compensation related to these awards may be different from the expectation.

The Company calculated the estimated fair value of share options on the date of grant using the Black-Scholes pricing model with the following assumptions for the year ended December 31, 2006:

	2006

Risk-free interest rate		4.4%
Expected life (years)		5.24 - 6.25 years
Expected dividend yield		—
Volatility		73%
Fair value of options at grant date per share	From US$	1.76 to US$1.85

Total compensation cost recognized for the year ended December 31, 2006 is as follows:

	2006
	RMB	USD

Cost of revenue	123	16
Selling expenses	19	3
General and administrative expenses	2,223	297
Research and development expenses	517	69

	2,882	385

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	GOVERNMENT GRANT

During the year ended December 31, 2006, the Group received RMB852,000 (US$113,709) in government subsidies which was approved by the relevant PRC government authorities. These subsidies were received because the Group qualifies as a “high technology” enterprise in Qidong city of Jiangsu province in the PRC and it met certain criteria such as increase in the amount of capital investment and net assets, increase in number of employees and increase in sales and tax payments. The government subsidies are not subject to adjustment and do not have any restrictions as to the use of funds. Accordingly, the full amount of the subsidies has been recorded as other income.

19.	INCOME TAXES

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries located in the PRC.

The Company’s subsidiaries registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws.

Linyang Solarfun, the Company’s major operating subsidiary, was established as a domestic company in the PRC and was subject to EIT at a rate of 33% (30% state income tax and a 3% local income tax). In March 2005, Linyang Solarfun was converted to a Sino-foreign joint venture entity. In accordance with the relevant tax laws in the PRC, upon becoming a Sino-foreign joint venture entity, Linyang Solarfun’s tax position is governed by the “Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises” (the “Income Tax Law”) and according to which Linyang Solarfun is entitled to a tax concession period (“Tax Holiday”) whereby it is exempt from EIT for its first two profit making years (after deducting losses incurred in previous years) and is entitled to a 50% tax reduction for the succeeding three years. No EIT provision has been made as Linyang Solarfun did not generate assessable profits for the period prior to it becoming a Sino-foreign joint venture entity from August 27, 2004 (date of establishment) to December 31, 2004. Under the terms of the Tax Holiday, Linyang Solarfun is exempt from EIT for its taxable profit in 2005 and 2006. The unified income tax rate of 25% will be applied to Linyang Solarfun upon expiry of the Tax Holiday.

Shanghai Linyang was established as a domestic company in the PRC and was subject to EIT at a rate of 33% (30% state income tax and a 3% local income tax).

Leshan Jiayang was established as a domestic company in the PRC and was subject to EIT at a rate of 33% (30% state income tax and a 3% local income tax). However, as it qualifies as “encouraged business located in Western China”, it is entitled to a preferential EIT rate of 15%.

The Group had minimal operations in jurisdictions other than the PRC. (Loss) income before income taxes consists of:

	For the Period
	from August 27,
	2004 (Date
	of Inception) to
	December 31,	For the Year Ended December 31
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Cayman Islands	—	—	(28,234)	(3,768)
The PRC	(607)	14,314	131,324	17,526

	(607)	14,314	103,090	13,758

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax benefit is comprised of:

	For the Period
	from August 27,
	2004 (Date
	of Inception) to
	December 31,
	2004	For the Year Ended December 31
	2005	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Current	—	—	171	23
Deferred	—	96	2,961	395

	—	96	3,132	418

The reconciliation of tax computed by applying the statutory income tax rate of 33% applicable to PRC operations to income tax benefit is as follows:

	For the Period
	from August 27,
	2004 (Date
	of Inception) to
	December 31,	For the Year Ended December 31
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Income tax computed at the statutory tax rate at 33%	200	(4,723)	(34,020)	(4,540)
Non-deductible expenses	—	(884)	(4,337)	(579)
Tax holidays	—	5,407	48,444	6,465
Tax rate differences	—	—	(10,049)	(1,341)
Deferred tax benefit	—	96	3,304	441
Changes in the valuation allowance	(200)	200	(210)	(28)

	—	96	3,132	418

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the Period
	from August 27,
	2004 (Date
	of Inception)
	to December 31,	For the Year Ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Basic	—	0.10	0.47	0.07

Diluted	—	0.08	0.34	0.05

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets are as follows:

	For the Period
	from August 27,
	2004 (Date
	of Inception)
	to December 31,	For the Year Ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Deferred tax assets:
Current:
— Accumulated losses	200	—	210	28
— Warranty provision	—	96	820	109
— Depreciation of fixed assets	—	—	258	35
— Stock compensation expenses	—	—	693	93
— Social welfare provision	—	—	367	49
— Allowance for doubtful accounts	—	—	1,262	168

	200	96	3,610	482
— Valuation allowance	(200)	—	(210)	(28)

Net current deferred tax assets	—	96	3,400	454

As of December 31, 2004, the Group has net operating loss carryforward of approximately RMB607,000, for tax purposes. As of December 31, 2004, the Group recorded a valuation allowance to reduce its deferred tax assets to RMB Nil, because management believed the amount did not meet the more likely than not criteria. During 2005, the Group fully utilized the net operating loss carryforward and began the first year of the Tax Holiday. During 2005, the Group adjusted its deferred tax assets and valuation allowances based on the preferential tax rates applied during the Tax Holiday, to reflect the net amount management believed was more likely than not to be realizable.

As of December 31, 2006, the Group has a net operating loss carryforward of approximately RMB637,000 (US$85,015) for tax purposes, attributed to the operations of Shanghai Linyang which was newly established in March 2006. The net operating loss carryforward will expire 5 years after Shanghai Linyang’s first profitable year. As of December 31, 2006, the Group recorded a valuation allowance to reduce its deferred tax assets to the net amount management believe was more likely than not to be realized. Reversal of the valuation allowance in a subsequent year will reduce income tax expense.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	RELATED PARTY TRANSACTIONS

Name of Related Party	Relationship with the Group

Linyang Electronics Co., Ltd. (“Linyang Electronics”)	Controlling owner is also a significant shareholder of the Company
Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli Nantong”)	Controlling owner is also a significant shareholder of the Company
Qidong Huahong Electronics Co., Ltd. (“Qidong Huahong”)	Controlling owner is also a significant shareholder of the Company
Linyang Agricultural Development (Nantong) Co., Ltd. (“Linyang Agricultural”)	Controlling owner is also a significant shareholder of the Company
Shanghai Linyang Electronics Technology Co., Ltd. (“Linyang Technology”)	Controlling owner is also a significant shareholder of the Company
Nantong Linyang Ecological Cultural Co., Ltd. (“Linyang Ecological”)	Controlling owner is also a significant shareholder of the Company
Citigroup Venture Capital International Growth Partnership L.P. (“Citi Growth”)	Shareholder of the Company
Citigroup Venture Capital International Co. Investment L.P. (“Citi Investment”)	Shareholder of the Company
Good Energies Investments (Jersey) Limited (“Good Energies”)	Shareholder of the Company
Hony Capital II L.P.	Shareholder of the Company

The Group had the following related party transactions and balances during the periods presented:

	Linyang	Huaerli	Qidong	Linyang	Linyang	Linyang
	Electronics	Nantong	Huahong	Agricultural	Ecological	Technology
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Amount due from (due to) related parties)

Balances at August 27, 2004 (date of inception)	—	—	—	—	—	—
Advance for purchase of raw materials	—	8,000	—	—	—	—
Advance to a related party	10,000	—	—	—	—	—
Operating expenses paid on behalf of the Group	—	—	(25)	—	—	—

Balances at December 31, 2004	10,000	8,000	(25)	—	—	—
Purchase of raw materials	(81)	(14,813)	—	—	—	—
Payment for purchase of raw materials	3	14,200	—	—	—	—
Repayment of advance	(10,000)	(8,000)
Advances from related parties	(77,600)	(27,000)	—	—	—	—
Repayment of advance	21,000		—	—	—	—
Operating expenses paid on behalf of the Group	(68)	—	(52)	—	—	—
Repayment of operating expenses paid on behalf of the Group	2	—	—	—	—	—
Purchase of raw materials	—	(1,051)	—	—	—	—
Payment for purchase of raw materials	71	—	—	—	—	—
Advances from a related party	(41,800)	—	—	—	—	—
Repayment of advances	68,121	27,000	—	—	—	—
Operating expenses paid on behalf of the Group	(619)	—	(6)	—	—	—
Repayment of operating expenses paid on behalf of the Group	60	—	—	—	—	—

Balance at December 31, 2005	(30,911)	(1,664)	(83)	—	—	—
Purchase of raw materials	(2,631)	(23,762)	—	—	—	—

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Linyang	Huaerli	Qidong	Linyang	Linyang	Linyang
	Electronics	Nantong	Huahong	Agricultural	Ecological	Technology
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
	(Amount due from (due to) related parties)

Payment for purchase of raw materials	1,012	25,426	—	—	—	—
Advances from a related party	(105,900)	—	—	(9,000)	—	—
Repayment of advances	136,121	—	—	9,000	—	—
Operating expenses paid on behalf of the Group	(489)	(7,633)	—	—	(102)	—
Repayment of operating expenses paid on behalf of the Group	208	7,633	83	—	102	—
Purchase of land use right		—	(26,460)	—	—	—
Payment for the purchase of land use right		—	4,564	—	—	—
Sales to a related party	—	—	—	—	—	153

Balance at December 31, 2006	(2,590)	—	(21,896)	—	—	153

Balance at December 31, 2006 (in US$’000) (Unaudited)	(346)	—	(2,922)	—	—	20

During the year ended December 31, 2005, Qidong Huahong granted the use of a parcel of its land to the Group for RMB nil considerations. Rental charge of RMB70,000, based on the fair value of the rental cost incurred by Qidong Huahong has been recorded as an expense by the Group with a corresponding credit to additional paid-in capital.

For the year ended December 31, 2005, notes payable of RMB10,000,000 were secured by the pledge of bank deposit amounting to RMB10,000,000 from Huaerli Nantong.

For the year ended December 31, 2006, short-term bank borrowings of RMB59,900,000 (US$7,994,341) were jointly guaranteed by Linyang Electronics and Huaerli Nantong. Short term bank borrowings of RMB240,000,000 (US$32,030,750) and long-term bank borrowings of RMB31,000,000 (US$4,137,305) were guaranteed by Linyang Electronics. Short-term bank borrowings of RMB60,000,000 (US$8,007,687) were jointly guaranteed by Linyang Electronics and Qidong Huahong Electronics. Short-term bank borrowings of RMB20,000,000 (US$2,669,229) were jointly guaranteed by Linyang Electronics, a significant shareholder and chairman of the Company and his spouse.

In relation to the issuance of the Preference Shares, the Company obtained a purchase put option from Good Energies. The put option was exercised by the Company on August 2, 2006 (see Note 14).

The weighted average balances due from (due to) related parties are analyzed as follows:

	Linyang	Huaerli	Qidong	Linyang
	Electronics	Nantong	Huahong	Technology
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

For the period from August 27, 2004 (date of inception) to December 31, 2004	5,000	4,000	(12)	—

For the year ended December 31, 2005	(21,950)	(6,385)	(60)	—

For the year ended December 31, 2006	(2,590)	—	(21,896)	153

For the year ended December 31, 2006 (in US$’000) (Unaudited)	(346)	—	(2,922)	20

As of December 31, 2006, amount due from shareholders represented reimbursement receivable from Citi Growth and Citi Investment amounted to RMB549,000 (US$73,270) and RMB29,000 (US$3,870), respectively.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, due to shareholders represented RMB7,128,000 (US$951,313) dividends payable to preference shareholders (see Note 14) and RMB444,000 (US$59,257) management consulting fee payable to Hony Capital.

All balances with related parties at December 31, 2005 and 2006 were unsecured, non-interest bearing and without fixed repayment term.

21.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group’s subsidiaries in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 41% of the employees’ salaries. The Group’s PRC subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB8,000 for the period from August 27, 2004 (date of inception) to December 31, 2004; RMB927,000 for the year ended December 31, 2005; and RMB3,155,000 (US$421,071) for the year ended December 31, 2006.

22.	COMMITMENTS AND CONTINGENCIES

Outstanding Capital Contribution

On October 20, 2006, Shanghai Linyang and a third party company established Shanghai Yangneng, a joint venture company (see Note 8). Shanghai Linyang has committed to contribute RMB900,000 (US$120,115) as capital contribution. As of December 31, 2006, the outstanding capital contribution amounted to RMB600,000 (US$80,077). The capital contribution commitment is expected to be settled in the next twelve months.

Operating Lease Commitments

The Group has entered into leasing arrangements relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2006 are as follows:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Within 1 year	58	1,326	177
Within 1-2 years	—	924	123
Within 2-3 years	—	228	30
Over 3 years	—	304	41

Total	58	2,782	371

The terms of the leases do not contain rent escalation or contingent rents.

Acquisition of Machinery

As of December 31, 2005 and 2006, the Group had commitments of RMB11,000,000 and RMB119,874,000 (US$15,998,559), respectively, related to acquisition of machinery. The commitment for acquisition of machinery is expected to be settled within the next twelve months.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Purchase of Raw Materials

The commitments related to the purchase of raw materials are listed as below:

	December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

Within 1 year	75,329	819,564	109,380

In addition to the above, in October and November, 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-Mei Semiconductors Material Factory (“E-Mei”), a third party supplier. According to these contracts, the Group has committed to pay purchase advances totaling RMB220,000,000 (US$29,361,520) to E-Mei in return for a five-year exclusive procurement right to silicon wafers produced by E-Mei’s new production facilities, which are currently under construction. The procurement right entitles the Group to purchase the abovementioned silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.

The RMB220,000,000 (US$29,361,520) committed purchase advances will be paid to E-Mei according to progress of construction of the new production facilities based on the construction progress status report provided by E-Mei. As of December 31, 2006, all the RMB220,000,000 (US$29,361,520) committed purchase advances remained unpaid. Future amount payable from future purchases from E-mei will offset against the purchase advances. However, for each purchase, the Group can only offset 30% of the purchase amount against the purchase advances. After the Group has fully utilized the advances, the discount on purchase will be adjusted downwards to 3% to 5% of the market price at the time of purchase.

In addition, according to the contracts, a bonus of up to RMB3,600,000 (US$480,461) will be paid to E-Mei should E-Mei be able to complete the construction of its new production facilities and start supplying a certain quantity of the silicon wafers to the Group within 18 to 20 months from the date of the contact.

Guarantees and Indemnification

In June 2006, the Company entered into a shareholders’ agreement in connection with the issuance of the Series A Redeemable Convertible Preference Shares and according to which the Company has agreed to indemnify each of its shareholders and their affiliates and each director and officer of the Company (collectively, the “Indemnified Persons”) against any losses that any Indemnified Persons may at any time become subject to or liable for in connection with their status as a shareholder, director or officer of the Company or any of their service to or on behalf of the Company to the maximum extent permitted under applicable law.

In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The Company has determined the fair value of the indemnification to be insignificant. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2006.

Contingencies

As of December 31, 2006, the Group was contingently liable to the relevant local PRC government authorities with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be RMB3,654,471 and recognized as a liability by the Group. The Group is in the process of settling with the relevant local PRC government authorities in relation to the outstanding payments. The Group might be

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to fines or penalty for the underpayment in the past as of December 31, 2006. However, no accrual has been made as of December 31, 2006 as the amount cannot be reasonably estimated.

23.	SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the Year Ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Germany	—	126,555	197,728	26,389
Italy	—	5,946	204,715	27,322
Spain	—	—	179,139	23,908
The PRC	—	33,667	36,219	4,834
Others	—	10	13,106	1,749

Total net revenue	—	166,178	630,907	84,202

All the identifiable assets of the Group are located in the PRC.

24.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net revenue in any of the periods presented are as follows:

	For the Year Ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

S.E. Project S.R.L.	—	—	203,133	27,110
Social Capital S.L.	—	—	175,939	23,481
Solar Projekt Energysystem GmbH	—	13,140	70,409	9,397
Suntaics	—	84,438	54,856	7,321

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	INCOME PER SHARE

Basic and diluted net income per share for each period presented are calculated as follows:

	For the period
	from August 27,
	2004 (date
	of inception) to
	December 31,	For the Year Ended December 31,
	2004	2005	2006	2006
	(RMB)	(RMB)	(RMB)	(US$)
				(Unaudited)
	(Amounts in thousands except for number of shares and per share data)

Numerator:
Net (loss) income	(607)	14,410	105,921		14,136
Dividends allocated to preference shareholders	—	—	(7,226)		(964)

Income attributable to ordinary shareholders	(607)	14,410	98,695		13,172

Denominator:
Number of shares outstanding, opening	50,175,000	50,175,000	100,350,000		100,350,000
Retroactive adjustment for bonus element in rights offering — July 12, 2005	1,819,399	1,819,399	—		—
Weighted average number of shares issued (48,355,601 shares)	—	2,517,141	—		—
New ordinary shares issued from IPO (60,000,000 shares issued on December 20, 2006)	—	—	1,972,603		1,972,603
Conversion of Convertible Preference Share (79,644,754 shares converted on December 26, 2006)	—	—	1,309,229		1,309,229

Weighted average number of shares outstanding — basic	51,994,399	54,511,540	103,631,832		103,631,832

Weighted average number of partially paid share subscriptions (50,175,000 shares)	—	11,854,929	—		—
Effect of Preference Shares	—	—	38,476,628		38,476,628
Effect of stock options (8,012,998 options issued on November 30, 2006)	—	—	—		—

Weighted average number of shares outstanding — diluted	51,994,399	66,366,469	142,108,460		142,108,460

Basic net (loss) income per share	RMB(0.01)	RMB0.26	RMB0.95	US$	0.13

Diluted net (loss) income per share	RMB(0.01)	RMB0.22	RMB0.74	US$	0.10

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the potential dilutive ordinary shares in relation to stock options were anti-diluted.

On July 12, 2005, Linyang Solarfun issued a rights offering to its then existing ordinary shareholders. Since the subscription price was less than the fair value of the shares, as determined based on an independent appraisal performed by Censere Holdings Limited, the rights offering is deemed to contain a bonus element similar to a stock dividend and is accounted for as such. Accordingly, the basic and diluted earnings per share are adjusted retroactively for the bonus element of the right offering for all periods presented. In addition, ordinary shares which were not fully paid for until December 12, 2005 were included in the computation of diluted income per share using the treasury stock method.

26.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the following events occurred:

(i) On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”) , which will be effective from January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New Tax Law. In addition, according to the New Tax Law, FIEs currently enjoying preferential treatment in the form of enterprise income tax reduction or exemption may continue to enjoy such treatment until the end of the preferential treatment period.

(ii) On March 19, 2007, May 10, 2007 and June 28, 2007, 150,000, 660,000 and 100,000 options, respectively, were authorized to be granted to certain employees. The options have an exercise price of US$2.44, US$2.87 and US$2.11 per share, respectively, and have vesting terms of five years.

(iii) In April 2007, the Group established Nantong Linyang New Energy Construction and Technology R&D Centre Co., Ltd. (“Linyang R&D”). The registered capital of the Linyang R&D is RMB5 million of which all had been contributed by the Group on April 4, 2007. The principal activity of Linyang R&D is to develop PV products. As of the date of this report, Linyang R&D has not yet commenced its operation.

(iv) In May 2007, the Group incorporated Solarfun Power Hong Kong Limited (“Solarfun HK”), a company incorporated in Hong Kong. As of the date of this report, Solarfun HK has not yet commenced its operation.

(v) Subsequent to December 31, 2006, the Group entered into various one-year to two-year fixed quantity agreements with certain domestic suppliers to procure silicon wafers or ingots, with a planned total purchase amount of RMB531,000,000 (US$70,868,033). Certain of the contract prices are subject to renegotiation on a quarterly basis.

27.	ADDITIONAL FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary, Linyang Solarfun, is restricted in its ability to transfer certain of its net assets to the Company in the form of dividend payments, loans, or advances. The amounts restricted include paid up capital and statutory reserve, as determined pursuant to PRC generally accepted accounting principles, totaling RMB2,110,962,000 (US$281,732,063) as of December 31, 2006.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Operations

	For the period
	from August 27,
	2004 (date of
	inception) to
	December 31,	For the Year Ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Net revenue	—	—	—	—
Cost of revenue	—	—	(123)	(16)

Gross profit	—	—	(123)	(16)
Operating expenses (Notes 16 and 15)	—	—	(27,514)	(3,672)

Operating loss	—	—	(27,637)	(3,688)

Equity in profit of subsidiary companies, net (Note a)	(607)	14,410	137,046	18,290
Interest income	—	—	107	14
Exchange loss	—	—	(3,595)	(480)

Income before tax	(607)	14,410	105,921	14,136
Income tax benefit	—	—	—	—

Net (loss) income	(607)	14,410	105,921	14,136

Net (loss) income attributable to ordinary shareholders	(607)	14,410	98,695	13,172

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balance Sheets

	For the Year Ended December 31,
	2005	2006	2006
	(RMB’000)	(RMB’000)	(US$’000)
			(Unaudited)

ASSETS
Current assets:
Cash and bank	—	1,080,706	144,233
Other receivables	—	9,644	1,287
Deferred expenses	—	4,216	563
Amount due from subsidiaries (Note b)	—	18,741	2,501
Amount due from shareholders (Note b)	—	579	77

Total current assets	—	1,113,886	148,661

Non-current assets:
Investment in subsidiaries (Note a)	73,670	608,914	81,266

Total non-current assets	73,670	608,914	81,266

Total assets	73,670	1,722,800	229,927

LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Other payables	—	16,311	2,177
Amount due to shareholders	—	7,572	1,010
Amount due to subsidiaries (Note b)	—	20,702	2,763

Total current liabilities	—	44,585	5,950

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 400,000,000 and 500,000,000 shares authorized as at December 31, 2005 and 2006 respectively, 50,175,000 shares, 100,350,000 shares, 100,350,000 shares and 239,994,754 shares issued and outstanding at December 31, 2004, 2005 and 2006, respectively)	84	193	25
Additional paid-in capital	59,783	1,565,524	208,937
Reserve fund	1,496	16,024	2,139
Retained earnings	12,307	96,474	12,876

Total shareholders’ equity	73,670	1,678,215	223,977

Total liabilities and shareholders’ equity	73,670	1,722,800	229,927

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Cash Flows

	For the period
	from August 27,
	2004 (date of
	inception) to
	December 31,	For the Year Ended December 31,
	2004	2005	2006	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
				(Unaudited)

Cash flows from operating activities	—	—	—	—
Net cash used in investing activities	(30,000)	(29,296)	(593,980)	(79,274)
Net cash provided by financing activities	30,000	29,296	1,674,579	223,492

Net increase (decrease) in cash	—	—	1,080,599	144,218
Cash at the beginning of period/year	—	—	—	—

Cash at the end of period/year	—	—	1,080,599	144,218

(a)	Basis of Presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit (loss) of subsidiary company” on the statements of operations.

The subsidiaries did not pay any dividend to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

(b)	Related Party Balances

For the year ended December 31, 2006, the Company made advances to its subsidiaries amounting to RMB18,741,000 (US$2,501,201). During the same period, a subsidiary of the Company paid operating expenses amounting to RMB20,702,000 (US$2,762,919) on behalf of the Company. The Company did not have any related party transaction for any of the other periods presented.

During the year ended December 31, 2006, amount due from shareholders represented reimbursement for preferred share issuance cost receivable from Citi Growth and Citi Investment amounted to RMB549,000 (US$73,270) and RMB29,000 (US$3,870), respectively.

In the year ended December 31, 2006, the Company accrued cumulative dividends of RMB7,226,000 (US$964,392) to its Preference Shareholders. Unpaid dividends as of December 31, 2006 amounted to RMB7,128,000 (US$951,313).

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

(d)	Foreign currencies

The United States Dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translation of amounts from RMB into US$ for the convenience of the readers were calculated at the noon buying rate of US$1.00 = RMB7.4928 on September 28, 2007 in the City of New York for cable transfers of RMB certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

SOLARFUN POWER HOLDINGS CO., LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS
(Amounts in Renminbi (“RMB”) and U.S. dollar (“US$”),
except for number of shares and per share data)

		December 31,	September 30,
	Note	2006	2007	2007
		RMB’000	RMB’000	US$’000

ASSETS
Current assets
Cash and cash equivalents		1,137,792	345,448	46,104
Restricted cash		33,822	34,171	4,561
Accounts receivable (net of allowance for doubtful accounts of RMB6,448,000 (US$847,084) as of September 30, 2007 (December 31, 2006: RMB11,322,000))		147,834	681,914	91,009
Inventories	3	372,504	522,955	69,794
Advance to suppliers	4	238,178	468,371	62,509
Other current assets		75,525	159,551	21,294
Deferred tax assets	7	3,142	3,522	470
Amount due from related parties		153	3,009	402
Amount due from shareholders		578	—	—

Total current assets		2,009,528	2,218,941	296,143

Non-current assets
Fixed assets — net		207,449	503,424	67,188
Intangible assets — net		12,897	94,930	12,670
Deferred tax assets	7	258	4,607	614
Long-term deferred expenses		—	109,000	14,547
Investments	5	300	300	40

Total non-current assets		220,904	712,261	95,059

TOTAL ASSETS		2,230,432	2,931,202	391,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	6	379,900	752,887	100,482
Long-term bank borrowings, current portion	6	16,000	16,000	2,135
Accounts payable		51,452	146,400	19,539
Notes payable		14,020	5,000	667
Accrued expenses and other liabilities		33,619	70,635	9,427
Customer deposits		17	84,825	11,321
Amount due to related parties		24,486	18,971	2,532
Amount due to shareholders		7,572	—	—

Total current liabilities		527,066	1,094,718	146,103

Non-current liabilities
Long-term bank borrowings, non-current portion	6	15,000	7,000	934
Deferred tax liabilities	7	—	9,086	1,213

		15,000	16,086	2,147
Commitments and contingencies	9
Minority interests		10,151	44,820	5,981

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 shares authorized; 239,994,754 shares and 240,024,754 shares issued and outstanding at December 31, 2006 and September 30, 2007, respectively)		193	193	25
Additional paid-in capital		1,565,524	1,581,294	211,042
Statutory reserves		16,024	28,309	3,779
Retained earnings		96,474	165,782	22,125

Total shareholders’ equity		1,678,215	1,775,578	236,971

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,230,432	2,931,202	391,202

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Renminbi (“RMB”) and U.S. dollar (“US$”),
except for number of shares and per share data)

		For the nine months ended September 30,
	Note	2006	2007	2007
		RMB’000	RMB’000	US$’000

Net revenue:
Photovoltaic modules		360,154	1,405,371		187,563
Photovoltaic cells		6,624	1,994		266
Photovoltaic cells processing		19,461	—		—

Total net revenue		386,239	1,407,365		187,829

Cost of revenue:
Photovoltaic modules		(255,867)	(1,182,231)		(157,782)
Photovoltaic cells		(5,548)	(1,856)		(248)
Photovoltaic cells processing		(6,014)	—		—

Total cost of revenue		(267,429)	(1,184,087)		(158,030)

Gross profit		118,810	223,278		29,799

Operating expenses:
Selling expenses		(6,023)	(39,610)		(5,287)
General and administrative expenses		(31,585)	(63,603)		(8,488)
Research and development expenses		(2,723)	(18,934)		(2,527)

Total operating expenses		(40,331)	(122,147)		(16,302)

Operating profit		78,479	101,131		13,497
Interest expense		(3,855)	(14,686)		(1,960)
Interest income		492	18,050		2,409
Exchange losses		(2,123)	(22,322)		(2,979)
Other income		486	9,058		1,209
Other expenses		(474)	(7,639)		(1,020)
Changes in fair value of embedded foreign currency derivative		(1,082)	—		—
Government grant		640	720		96

Income before income taxes and minority interest	7	72,563	84,312		11,252
Income tax benefit (expense)	7	574	(3,644)		(486)
Minority interest		(266)	925		124

Net income		72,871	81,593		10,890

Net income attributable to ordinary shareholders		69,195	81,593		10,890

Net income per share:
Basic	10	RMB0.69	RMB0.34	US$	0.05
Diluted	10	RMB0.55	RMB0.34	US$	0.05
Shares used in computation:
Basic net income per share	10	100,350,000	240,024,754		240,024,754
Diluted net income per share	10	131,624,178	240,024,754		240,024,754

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollar (“US$”)
except for number of share and per share data)

	For the nine months ended September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Cash flows from operating activities:
Net income	72,871	81,593	10,890

Adjustments to reconcile net income to net cash used in operating activities:
Minority interest	—	(925)	(124)
Depreciation and amortization	3,974	16,389	2,188
Stock compensation expenses	22,425	15,354	2,049
Deferred tax benefit	(574)	(969)	(130)
Warranty provision	3,595	13,280	1,772
Write down of inventories	—	4,575	611
Write off of doubtful debt	—	(11,323)	(1,511)
Others	336	(163)	(22)
Changes in operating assets and liabilities:
Restricted cash	(2,877)	(9,972)	(1,331)
Accounts receivable	(13,798)	(522,757)	(69,768)
Inventories	(144,789)	(157,532)	(21,025)
Advance to suppliers	(326,811)	(226,416)	(30,218)
Other current assets	(10,302)	(83,896)	(11,197)
Long-term deferred expenses	—	(109,000)	(14,547)
Amount due from related parties	(740)	(2,276)	(304)
Accounts payable	1,111	76,866	10,259
Accrued expenses and other liabilities	5,705	21,940	2,928
Amount due to related parties	(2,043)	(24,516)	(3,272)
Customer deposits	(22,742)	84,808	11,319

Net cash used in operating activities	(414,659)	(834,940)	(111,433)

Cash flows from investing activities:
Acquisition of fixed assets	(88,712)	(285,841)	(38,148)
Restricted cash	(270)	9,623	1,284
Acquisition of intangible assets	(6,643)	—	—
Acquisition of subsidiary, net off cash acquired	—	(48,018)	(6,409)
Proceeds from disposal of fixed assets	238	—	—

Net cash used in investing activities	(95,387)	(324,236)	(43,273)

Cash flows from financing activities:
Capital contributed by minority interest shareholder	9,850	—	—
Net proceeds from exercise of stock option	—	416	56
Net proceeds from issuance of preference shares	423,815	—	—
Payment of share issuance cost of preferred shares	(3,787)	—	—
Payment of deferred initial public offering costs	(3,407)	—	—
Proceeds from short-term borrowings	219,746	729,000	97,293
Repayment of short-term borrowings	(55,000)	(356,013)	(47,514)
Proceeds from long-term borrowings	31,000	(8,000)	(1,068)
Payment of notes payables	(20,000)	—	—
Advances from related parties	114,900	1,429	191
Repayment of advances from related parties	(145,179)	—	—

Net cash provided by financing activities	571,938	366,832	48,958

Net increase (decrease) in cash and cash equivalents	61,892	(792,344)	(105,748)
Cash and cash equivalents at the beginning of year/period	7,054	1,137,792	151,852

Cash and cash equivalents at the end of year/period	68,946	345,448	46,104

Supplemental disclosure of cash flow information:
Interest paid	3,658	13,005	1,736
Supplemental schedule of non-cash activities Acquisition of fixed assets included in accrued expenses and other liabilities	14,123	23,256	3,104

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
(Amounts in Renminbi (“RMB”) and U.S. dollar (“US$”),
except for number of shares)

								Total
		Number of	Ordinary	Additional	Statutory	Retained		shareholders’
	Note	ordinary shares	shares	paid-in capital	reserves	earnings	Put options	equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of January 1, 2006		100,350,000	84	59,783	1,496	12,307	—	73,670
Stock compensation expenses		—	—	22,425	—	—	—	22,425
Acquisition of put option		—	—		—		668	668
Exercise of put option		—	—		—		(668)	(668)
Net income for the period		—	—	—	—	72,871	—	72,871
Cumulative dividends — preference shares		—	—	—	—	(3,676)	—	(3,676)
Appropriation of statutory reserves		—	—	—	749	(749)	—	—

Balance as of September 30, 2006		100,350,000	84	82,208	2,245	80,753	—	165,290
Share-based compensation		—	—	2,882	—	—	—	2,882
Proceeds from issuance of common stock upon IPO		60,000,000	47	1,060,468	—	—	—	1,060,515
Conversion of preference shares		79,644,754	62	419,966	—	—	—	420,028
Net income for the year		—	—	—	—	33,050	—	33,050
Cumulative dividends — preference shares		—	—	—	—	(3,550)	—	(3,550)
Appropriation of statutory reserves		—	—	—	13,779	(13,779)	—	—

Balance as of December 31, 2006		239,994,754	193	1,565,524	16,024	96,474	—	1,678,215
Exercise of stock option	8	30,000	—	416	—	—	—	416
Share-based compensation	8	—	—	15,354	—	—	—	15,354
Net income for the period		—	—	—	—	81,593	—	81,593
Appropriation of statutory reserves		—	—	—	12,285	(12,285)	—	—

Balance as of September 30, 2007		240,024,754	193	1,581,294	28,309	165,782	—	1,775,578

Balance as of September 30, 2007, in US$			25	211,042	3,779	22,125	—	236,971

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

1.	BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements of Solarfun Power Holdings Co., Ltd. (the “Company”) and subsidiaries (collectively the “Group”) were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2006. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and consequently do not include all disclosures normally required by generally accepted accounting principles for annual financial statements. These financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Group’s consolidated financial position at September 30, 2007, its consolidated results of operations, cash flows and changes in shareholders’ equity for the nine months ended September 30, 2007 and 2006. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The information pertaining to the consolidated balance sheet as of December 31, 2006 is derived from audited consolidated financial statements as of that date.

The Company expects that its business growth and ongoing operations require significant capital and in the past, the Company has met such requirements through internally generated cash flows and external debt and equity financing. The Company believes its existing sources of liquidity will be sufficient to fund its operations, working capital and other financing requirements over the next twelve months. In the opinion of management, if the existing cash and expected cash resources are insufficient to meet the Group’s working capital requirements, or if future business developments require additional liquidity, the Company will seek additional financing but there cannot be any assurance that such financing will be available to the Company on favorable terms, or at all. Should the Company be unable to obtain financing at levels necessary to meet its anticipated requirements or at commercially acceptable terms, future business operations may be adversely affected and may need to be curtailed or postponed.

As of September 30, 2007, the Company’s subsidiaries include the following entities:

	Date of	Place of	Percentage of
	incorporation/	incorporation/	shareholding/
Subsidiary	establishment	establishment	ownership	Principal activities

Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding
Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	Aug 27, 2004	PRC	100%	Development, manufacturing and sales of photovoltaic (“PV”) products
Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	PRC	83%	Research and development, design, and provision services in solar energy related products
Sichuan Leshan Jiayang New Energy Co., Ltd. (“Sichuan Leshan Jiayang”)	April 22, 2006	PRC	55%	Research and development, manufacturing and sales of solar energy related products

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

1. BASIS OF PREPARATION (CONT’D)

	Date of	Place of	Percentage of
	incorporation/	incorporation/	shareholding/
Subsidiary	establishment	establishment	ownership	Principal activities

Nantong Linyang New Energy Construction and Technology R&D Centre Co., Ltd. (“Linyang R&D”)	April 9, 2007	PRC	100%	Research and development, manufacturing, sales of solar related products and provision of technical consultancy, training and skill transfer services.
Solarfun Power Hong Kong Limited (“Solarfun HK”)	May 16, 2007	Hong Kong	100%	International sales office.
Jiangsu Yangguang Solar Technology Co., Ltd. (“Yangguang Solar”)	August 1, 2007*	PRC	52%	Research and development, manufacturing, sales of solar related products and provision of technical consultancy, training and skill transfer services
Solarfun USA, Inc	September 18, 2007	USA	100%	International sales office.

*	Date of acquisition

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are calculated at the noon buying rate of US$1.00 to RMB7.4928 on September 28, 2007 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group has no capital lease for any of the periods stated herein.

Accounting for Uncertain Income Tax Positions

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), which became effective on January 1, 2007 for the Group. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the nine months ended September 30, 2007.

The Company’s accounting policy for interest and/or penalties related to underpayments of income taxes is to include interest in interest expense and penalties in other operating expenses. No such amounts have been incurred or accrued through September 30, 2007 by the Company.

Based on existing PRC tax regulations, the tax years of Linyang Solarfun, Shanghai Linyang, Sichuan Leshan Jiayang and Linyang R&D for the years ended December 31, 2004, 2005 and 2006 remain subject to examination by the tax authorities.

Recent Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied. The Group is currently assessing the impact, if any, that SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently assessing the impact, if any, of this new standard on its financial statements.

Comparative Figures

Certain figures have been reclassified to conform to the current period’s presentation.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

3. INVENTORIES

	December 31,	September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Raw materials	295,087	215,611	28,776
Work-in-progress	56,921	211,796	28,266
Finished goods	20,496	95,548	12,752

	372,504	522,955	69,794

As of September 30, 2007 and December 31, 2006, raw materials of RMB1,226,000 (US$163,624) and RMB13,522,000, respectively, were held in custody by other parties for processing.

As of September 30, 2007 and December 31, 2006, finished goods of RMB8,519,963 (US$1,137,087) and nil, respectively, were carried at net realizable value.

4. ADVANCE TO SUPPLIERS

The advance to suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials. These deposits are required in order to secure supply of silicon due to limited availability. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management. A charge to cost of revenue will be recorded in the period in which a loss has been incurred. To date, the Group has not experienced any loss of supplier advances. However, as there is currently an industry-wide shortage of silicon and silicon wafers, certain of the Group’s raw materials suppliers have delayed delivery or failed to deliver raw materials to the Group under these supply contracts in 2006.

5. INVESTMENTS

Investments represent equity ownership in Shanghai Yangneng New Energy Technology Co., Ltd. (“Shanghai Yangneng”), a joint venture company established by Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”), the Company’s PRC subsidiary, and a third party company on October 20, 2006. The registered capital of Shanghai Yangneng is RMB3,000,000. As of September 30, 2007, paid-in capital of Shanghai Yangneng is RMB1,000,000 and the capital contribution from Shanghai Linyang to Shanghai Yangneng amounted to RMB300,000 representing a 30% voting interest. Shanghai Yangneng is principally engaged in the manufacturing and selling of PV products. As of September 30, 2007, Shanghai Yangneng has not yet commenced operations.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

6. BANK BORROWINGS

	December 31,	September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Total bank borrowings	410,900	775,887	103,551

Comprised of:
Short-term	379,900	752,887	100,482
Long-term, current portion	16,000	16,000	2,135

	395,900	768,887	102,617
Long-term, non-current portion	15,000	7,000	934

	410,900	775,887	103,551

The short-term bank borrowings outstanding at September 30, 2007 bore an average interest rate of 6.3751% (2006: 5.96%) per annum and were denominated in RMB. These borrowings were obtained from financial institutions which had terms of nine months to one year and expire at various times before September 30, 2008.

As of September 30, 2007, short-term bank borrowings were secured/guaranteed by the following:

Amount	Secured/guaranteed by
RMB’000

60,000	Guaranteed by Huaerli (Nantong) Electronics Co., Ltd. (“Huaerli”), a company whose controlling owner is also a significant shareholder of the Company.

297,988	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., (“Linyang Electronics”), a company whose controlling owner is also a significant shareholder of the Company, (ii) a significant shareholder and chairman of the Company together with his spouse, (iii) Qidong Huahong Electronics Co., Ltd., companies whose controlling owner is also a significant shareholder and chairman of the Company, and (iv) the Group’s land use right of RMB4,620,690 (US$616,684).

60,000	Jointly guaranteed by (i) Linyang Electronics and (ii) Huaerli.

20,000	Jointly guaranteed by (i) Mr. Lu Yonghua, significant shareholder and chairman of the Company, and (ii) the Group’s land use right of RMB19,911,065 (US$2,657,360)

314,899	Guaranteed by Linyang Electronics.

752,887

As of September 30, 2007 and December 31, 2006, unused short-term bank loan facilities amounted to RMB143,665,750 (US$19,173,840) and RMB70,000,000, respectively.

The long-term bank borrowings outstanding at September 30, 2007 and December 31, 2006 bore average interest rates of 6.65% and 5.76% per annum, respectively, and were denominated in RMB. These borrowings were obtained from a financial institution and represented the maximum amount of the facility. These borrowings were

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

6. BANK BORROWINGS (CONT’D)

guaranteed by Linyang Electronics. As of September 30, 2007 and December 31, 2006, the maturities of these long-term bank borrowings were as follows:

	December 31,	September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Within one year	16,000	16,000	2,136
Between one to two years	15,000	7,000	934

	31,000	23,000	3,070

In July, 2007, Linyang Solarfun entered into an agreement with Linyang Electronics, under which Linyang Solarfun agreed to pay a guarantee fee with an annual rate of 2.0% of the total bank borrowings guaranteed by Linyang Electronics. As of September 30, 2007, the Group has accrued RMB2,558,845 (US$341,507) for the bank borrowings guaranteed by Linyang Electronics of RMB675,886,840 (US$90,204,842).

7.	INCOME TAXES

The Group had minimal operations in jurisdictions other than the PRC. Income before income taxes and minority interest consists of:

	For the nine months ended September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Cayman Islands	(24,288)	(31,507)	(4,205)
The PRC	96,851	115,819	15,457

	72,563	84,312	11,252

The income tax benefit (expense) is comprised of:

	For the nine months ended September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Current	(143)	(4,613)	(616)
Deferred	717	969	130

	574	(3,644)	(486)

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

7. INCOME TAXES (CONT’D)

The reconciliation of tax computed by applying the statutory income tax rate of 33% applicable to PRC operations to income tax benefit (expenses) is as follows:

	For the nine months ended September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Income tax computed at the statutory tax rate	(23,946)	(27,823)	(3,713)
Non-deductible expenses	(5,968)	(13)	(2)
Tax holidays	38,452	26,879	3,587
Preferential tax treatment	—	6,979	931
Tax rate differences	(7,846)	(10,454)	(1,395)
Deferred tax benefit	—	1,157	155
Changes in valuation allowance	(118)	(369)	(49)

	574	(3,644)	(486)

During the 5th Session of the 10th National People’s Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. The tax rate changes resulting from the New Corporation Income Tax Law did not materially impact the Group’s cumulative deferred tax assets and liabilities as of September 30, 2007.

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recognized

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

7. INCOME TAXES (CONT’D)

deferred tax liabilities for the fixed assets, construction-in-process and intangible assets recorded at the fair value on the acquisition date. The components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Deferred tax assets:
Current:
— Warranty provision	820	2,199	293
— Social welfare provision	367	774	103
— Provision for inventory	—	549	74
— Allowance for doubtful accounts	1,262	—	—
— Stock compensation expenses	693	—	—

Net current deferred tax assets	3,142	3,522	470

Non-Current:
— Pre-operating expenses	—	1,500	200
— Tax losses	210	580	77
— Fixed assets	—	6,202	827
Valuation allowance	(210)	(3,675)	(490)

Net non-current deferred tax assets	—	4,607	614

Deferred tax liabilities:
Non-Current:
— Land use rights	—	(9,086)	(1,213)

As of September 30, 2007 and December 31, 2006, the Group had a net operating loss carryforward of approximately RMB2,284,000 (US$304,826) and RMB637,000, respectively, for tax purposes. The net operating losses may be carried forward for up to five years and, as such, will expire if unutilized beginning in 2013. As of September 30, 2007 and December 31, 2006, the Group recorded valuation allowances of RMB3,675,000 (US$490,471), an increase of RMB3,465,000 (US$462,444) from December 31, 2006, including RMB3,096,000 (US$413,197) related to an acquisition on July 31, 2007, to reduce its deferred tax assets to the net amount management believed was more likely than not to be realized based on the weight of available evidence. In the event of a reversal of the valuation allowance in a subsequent year of RMB3,096,000 (US$413,197), related to the acquisition on July 31, will reduce intangible assets, while a reversal of remaining valuation allowance will reduce income tax expense.

As of September 30, 2007, the Group intends to permanently reinvestment the earnings of its foreign subsidiaries. Beginning in 2008, under the New Corporate Income Tax Law, distributions, if made, from the Group’s PRC subsidiary to its British Virgin Islands subsidiary will be subject to a withholding tax rate of 10%.

8.	SHARE OPTION PLAN

In November 2006, the Company adopted a stock option scheme (the “2006 Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company and subsidiaries. As of November 30, 2006, options to purchase not more than 10,799,865 ordinary shares were authorized under the 2006 Option Plan. Under the terms of the 2006 Option Plan, options are generally granted at exercise price of US$1.80 per share. All options granted would expire on November 29, 2016 and generally vest

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

8. SHARE OPTION PLAN (CONT’D)

over 3 to 5 years. As of September 30, 2007, options to purchase 8,772,998 ordinary shares were granted and outstanding. Included in these options are 510,000 options that can be early exercised, at the discretion of the holders, into unvested 510,000 ordinary shares. If the holders’ services to the Company are terminated prior to the vesting of the unvested ordinary shares, the Company can repurchase the unvested ordinary shares for the same price paid by the holders.

A Summary of Option Activity Under the Share Option Plans

The following table summarized the Company’s share option activity under the option plan:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	options	price	contractual life	value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2006	—	—
Granted	8,012,998	1.80
Exercised	—	—
Forfeited/Cancelled	—	—

Outstanding, December 31, 2006	8,012,998	1.80
Granted	1,840,000	2.37
Exercised	(30,000)	1.80
Forfeited/Cancelled	(1,050,000)	1.95

Outstanding, September 30, 2007	8,772,998	1.97	9.17	5,755,087

Vested and to be vested at September 30, 2007	90,000	1.80	9.17	74,340

Exercisable at September 30, 2007	60,000	1.80	9.17	49,560

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.626 per ordinary share as of September 28, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on September 30, 2007.

The Company calculated the estimated fair value of share options on the grant date using the Black-Scholes pricing model with the following assumptions:

	Granted on	Granted on	Granted on	Granted on	Granted on
	November 30,	March 19,	May 10,	June 28,	August 16,
	2006	2007	2007	2007	2007

Risk-free interest rate	4.4%	4.53%	4.59%	5.05%	4.60%
Expected life (years)	5.24 – 6.25 years	6.08 years	6.15 – 6.29 years	6.20 years	5.75 – 6.21 years
Expected dividend yield	—	—	—	—	—
Volatility	73%	86%	87%	87%	87%
Fair value of options at grant date per share	From US$1.76 to US$1.85	US$1.83	From US$2.28 to US$2.30	US$1.68	From US$1.51 to US$1.54

The aggregate fair value of the outstanding share options at the respective grant dates was determined to be RMB119,931,705 (US$16,006,260) and such amount shall be recognized as compensation expenses using the

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

8. SHARE OPTION PLAN (CONT’D)

straight line method with graded vesting based on service condition. Accordingly, RMB15,353,874 (US$2,049,150) was recorded as compensation expenses with a corresponding credit to additional paid-in capital in the nine months ended September 30, 2007.

Total compensation expense relating to share options recognized for the nine months ended September 30, 2007 is as follows:

	For the nine months ended September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Cost of revenue	—	1,907	255
Selling expenses	—	444	59
General and administrative expenses	—	12,213	1,630
Research and development expenses	—	790	105

	—	15,354	2,049

As of September 30, 2007, there was RMB59,552,272 (US$7,947,933) of unrecognized share-base compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.07 years. To the extent the actual forfeiture rate is different from original estimate; actual share-base compensation related to these awards may be different from the expectation.

On August 22, 2007, the Company’s Board of Directors approved the “2007 Equity Incentive Plan” (the “2007 Incentive Plan”). The objective of the 2007 Incentive Plan is to attract and retain the best available personnel of the substantial responsibility. The 2007 Incentive Plan permits the grant of Incentive Stock Options, Non-statutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and other stock based awards to employees, directors and consultants of the Company and subsidiaries (the “Participants”). Under the 2007 Incentive Plan, the Company may issue up to 10,799,685 ordinary shares plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the Board. The 2007 Incentive Plan will expire on August 21, 2017.

By a resolution of the Board of Directors on July 23, 2007, 60,000 Restricted Stock Units(the “RSU”) were authorized to be granted to the Company’s independent directors. Each RSU represents 1 ordinary share of the Company. Among the 60,000 RSUs, 9,999 RSUs will be vested on the day of grant, another 9,999 RSUs will be vested on November 30, 2007 and the remaining 40,002 RSUs will be vested in batches of 5,000 RSUs every six months thereafter. As of September 30, 2007, no RSU was granted.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

9. COMMITMENTS AND CONTINGENCIES

     Operating Lease Commitments

The Group has entered into lease arrangements relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of September 30, 2007 and December 31, 2006 are as follows:

	September 30,
	2007	2007
	RMB’000	US$’000

3 months to December 31, 2007	930	124
2008	3,162	422
2009	2,160	288
2010	2,160	288
2011 thereafter	2,051	274

	10,463	1,396

The terms of the leases do not contain rent escalation or contingent rents.

     Acquisition of Machinery

As of September 30, 2007 and December 31, 2006, the Group had commitments of RMB52,734,468 (US$7,038,019) and RMB119,874,000, respectively, related to acquisition of machinery. The commitment for acquisition of machinery is expected to be settled within the next twelve months.

     Purchase of Raw Materials

The commitments related to the purchase of raw materials are listed as below:

	September 30,
	2007	2007
	RMB’000	US$’000

3 months to December 31, 2007	919,887	122,769
2008	612,839	81,790
2009	322,681	43,065
2010	312,975	41,770
2011 thereafter	1,145,776	152,918

	3,314,158	442,312

In addition to the above, in October and November, 2006, the Group entered into raw materials purchase contracts for silicon wafers with E-Mei Semiconductors Material Factory (“E-Mei”), a third party supplier. According to these contracts, the Group has committed to pay purchase advances totaling RMB220,000,000 (US$28,901,734) to E-Mei in return for a five-year exclusive procurement right to silicon wafers produced by E-Mei’s new production facilities, which are currently under construction. The procurement right entitles the Group to purchase the abovementioned silicon wafers at 8% below the market price at the time of purchase. The Group will have a first right of refusal to purchase silicon wafers at market price after the five-year period.

The RMB220,000,000 (US$28,901,734) committed purchase advances will be paid to E-Mei according to progress of construction of the new production facilities based on the construction progress status report provided

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

9. COMMITMENTS AND CONTINGENCIES (CONT’D)

by E-Mei. As of September 30, 2007, RMB100,000,000 (US$13,346,146) committed purchase advances remained unpaid. Future amounts payable for product purchases from E-mei will be offset against the purchase advances. However, for each purchase, the Group can only offset 30% of the amount against the purchase advances. After the Group has fully utilized the advances, the discount on purchase will be adjusted downwards to 3% to 5% of the market price at the time of purchase.

In addition, according to the contracts, a bonus of up to RMB3,600,000 (US$472,937) will be paid to E-Mei should E-Mei be able to complete the construction of its new production facilities and start supplying a certain quantity of the silicon wafers to the Group within 18 to 20 months from the date of the contact.

Guarantees and Indemnification

In June 2006, the Company entered into a shareholders’ agreement in connection with the issuance of Series A Redeemable Convertible Preference Shares and according to which the Company has agreed to indemnify each of its shareholders and their affiliates and each director and officer of the Company (collectively, the “Indemnified Persons”) against any losses that any Indemnified Persons may at any time become subject to or liable for in connection with their status as a shareholder, director or officer of the Company or any of their service to or on behalf of the Company to the maximum extent permitted under applicable law.

In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” guarantor must recognize a liability for the fair value of the obligations it assumes under certain guarantees. The Company has determined the fair value of the indemnification to be insignificant. Accordingly, the Company has not recorded any liabilities for these agreements as of September 30, 2007.

     Contingencies

As of September 30, 2007, the Group was liable to the relevant local PRC government authorities with respect to fines or penalty for the accumulated under-payment of social insurance and employee welfare benefits which was estimated to be RMB3,371,138 that has been recognized as a liability by the Group. The Group is in the process of settling with the relevant local PRC government authorities in relation to the outstanding payments. However, no accrual for fines and penalty has been made as of September 30, 2007 as the amount cannot be reasonably estimated.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

10.	INCOME PER SHARE

Basic and diluted net income per share for each period presented are calculated as follows:

	For the nine months ended September 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
	(Amounts in thousands except for number of shares and per share data)

Net income	72,871	81,593		10,890
Preference share dividends	(3,676)	—		—

Income attributable to ordinary shareholders	69,195	81,593		10,890

Denominator:
Weighted average number of shares outstanding — basic	100,350,000	240,024,754		240,024,754

Convertible preference shares	31,274,178	—		—

Weighted average number of shares outstanding — diluted	131,624,178	240,024,754		240,024,754

Basic net income per share	RMB0.69	RMB0.34	US$	0.05

Diluted net income per share	RMB0.55	RMB0.34	US$	0.05

As of September 30, 2007, the potential dilutive ordinary shares in relation to stock options were anti-dilutive.

11. ACQUISITION OF ASSETS

On July 31, 2007, the Company entered into an agreement with Nanjing Linyang Electronics Investment Co., Ltd., a company whose controlling owner is also a significant shareholder and chairman of the Company, and Lianyungang Suyuan Group Co., Ltd., to acquire a 52% equity interest in Jiangsu Yangguang Solar Technology Co., Ltd. (“Yangguang Solar”) for cash consideration of RMB51,251,200 (US$6,840,060). Yangguang Solar is mainly engaged in the manufacturing of PV cells and other electronic components. As of September 30, 2007, Yangguang Solar has not yet commenced operation. As of July 31, 2007, the fair value of the net identifiable assets of Yangguang Solar acquired is as follows:

	2007	2007
	RMB’000	US$’000

Net assets acquired
Property, plant and equipment	17,685	2,360
Intangible assets	82,324	10,988
Deferred tax assets	3,792	506
Current assets	3,907	521
Cash and bank balances	3,233	431
Current liabilities	(14,979)	(1,999)
Deferred tax liability	(9,118)	(1,217)
Minority interest	(35,593)	(4,750)

	51,251	6,840

Cash paid	51,251	6,840

The Group accounted for the above acquisition using the purchase accounting method.

SOLARFUN POWER HOLDINGS CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
For the nine months ended September 30, 2007

11. PURCHASE OF ASSETS (CONT’D)

12. SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing and sale of PV products. The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the nine months ended September 30,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Germany	176,646	805,638	107,522
Spain	60,281	195,634	26,110
Italy	122,993	92,900	12,399
France	—	55,517	7,409
Sweden	—	54,747	7,307
Belgium		54,429	7,264
Norway	—	38,898	5,191
Switzerland		27,937	3,729
United States	—	26,243	3,502
England		22,157	2,957
China	24,171	23,340	3,115
Others	2,148	9,925	1,324

	386,239	1,407,365	187,829

All the identifiable assets of the Group are located in the PRC.

13. SUBSEQUENT EVENTS

Subsequent to September 30, 2007, the following events occurred:

a.	The Group entered into various one to nine years fixed quantity agreements with certain domestic suppliers to procure silicon wafers or ingots, with a planned total purchase amount of RMB6,409,266,880 (US$855,390,092). Certain of the contract prices are subject to renegotiation on a quarterly basis.

b.	3,168,665 options with an exercise price of US$1.80 were forfeited due to the resignation of certain employees. The fair value at grant date of these forfeited options was approximately RMB42,996,039 (US$5,738,314).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

We will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. We are also in the process of subscribing for liability insurance on behalf of our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). No underwriters were involved in these issuances. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

	Date of Sale or	Number of
Purchaser	Issuance	Securities	Title of Securities	Consideration

Yonghua Solar Power Investment Holding Ltd.	June 12, 2006	77,269,500	ordinary shares	77% equity interest in Linyang BVI
Yongliang Solar Power Investment Holding Ltd.	June 12, 2006	1,505,250	ordinary shares	1.5% equity interest in Linyang BVI
Yongqiang Solar Power Investment Holding Ltd.	June 12, 2006	1,505,250	ordinary shares	1.5% equity interest in Linyang BVI
WHF Investment Co., Ltd.	June 12, 2006	12,543,750	ordinary shares	12.5% equity interest in Linyang BVI
Yongfa Solar Power Investment Holding Ltd.	June 12, 2006	501,750	ordinary shares	0.5% equity interest in Linyang BVI
YongGuan Solar Power Investment Holding Ltd.	June 12, 2006	1,003,500	ordinary shares	1% equity interest in Linyang BVI

	Date of Sale or	Number of
Purchaser	Issuance	Securities	Title of Securities	Consideration

Forever-brightness Investments Limited	June 12, 2006	1,003,500	ordinary shares	1% equity interest in Linyang BVI
Citigroup Venture Capital International Growth Partnership, L.P.	June 27, 2006 and August 2, 2006	37,761,742	series A convertible preference shares	US$25,128,740
Citigroup Venture Capital International Co-investment, L.P.	June 27, 2006 and August 2, 2006	2,060,635	series A convertible preference shares	US$1,371,260
Hony Capital II L.P.	June 27, 2006 and August 2, 2006	14,050,537	series A convertible preference shares	US$9,350,000
LC Fund III, L.P.	June 27, 2006 and August 2, 2006	10,519,118	series A convertible preference shares	US$7,000,000
Mohamed Nasser Haram	June 27, 2006 and August 2, 2006	112,705	series A convertible preference shares	US$75,000
Rasheed Yar Khan	June 27, 2006 and August 2, 2006	112,705	series A convertible preference shares	US$75,000
Good Energies Investments (Jersey) Limited	June 27, 2006 and August 2, 2006	15,027,312	series A convertible preference shares	US$10,000,000
Certain directors and employees of the Registrant	November 30, 2006, March 19, 2007, May 10, 2007, June 28, 2007, August 16, 2007, October 10, 2007, October 26, 2007, November 1, 2007, November 27, 2007, December 13, 2007, and December 27, 2007	13,442,998	Options to purchase ordinary shares	N/A

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement.
3	.1*	Memorandum and Articles of Association of the Registrant.
3	.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant.
4	.1*	Form of American Depositary Receipt (included in Exhibit 4.3).
4	.2*	Registrant’s Specimen Certificate for ordinary shares.
4	.3*	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of the American Depositary Shares.
4	.4*	Share Purchase Agreement, dated as of June 6, 2006, in respect of the issue of series A convertible preference shares of the Registrant.
4	.5*	Shareholders Agreement, dated as of June 27, 2006, among the Registrant and other parties therein.
4	.6*	Registration Rights Agreement, dated as of June 27, 2006, among the Registrant and other parties therein.
4	.7*	Agreement Concerning the Limitations on Post-IPO Sale of Shares, dated June 20, 2006, among certain holders of ordinary shares.
4	.8*	Second Shareholders Agreement, dated as of December 4, 2007, among the Registrant and other parties therein.
4	.9*	The First Amendment to Lockup Agreement, dated 2007, among the Registrant and other parties therein.
4	.10*	Amendment to Lockup Agreement, dated as of December 4, 2007, among Yonghua Lu, Good Energies Investment (Jersey) Limited and other parties therein.
5.1		Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered.
8.1		Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8	.2*	Opinion of Shearman & Sterling LLP, United States counsel to the Registrant, regarding certain U.S. tax matters.
10	.1*	2006 Share Incentive Plan.
10	.2*	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant.
10	.3*	Silicon Supply Agreement, dated as of November 11, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDK Solar Hi-Tech Co., Ltd.
10	.4*	Silicon Supply Cooperation Agreement, dated as of November 14, 2006, between Jiangsu Linyang Solarfun Co., Ltd and Jiangxi LDK Solar Hi-Tech Co., Ltd.
10	.5*	Silicon Supply Agreement, dated as of July 6, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd.
10	.6*	Silicon Supply Agreement, dated as of March 26, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and ReneSola Co., Ltd.
10	.7*	Silicon Supply Agreement, dated as of October 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory.
10	.8*	Silicon Supply Agreement, dated as of June 2, 2006, and Amendments No. 1, No. 2 and No. 3 thereto, dated as of June 9, 2006, October 8, 2006 and November 17, 2006, respectively, between Jiangsu Linyang Solarfun Co., Ltd. and E-mei Semiconductor Material Factory.

Exhibit
Number		Description of Document

10	.9*	Sales Agreement, dated as of June 10, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Social Capital, S.L.
10	.10*	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS.
10	.11*	Sales Contract, dated as of November 19, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Scatec AS.
10	.12*	Agreement of Transfer of Land Use Rights, dated as of April 8, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Qidong Huahong Electronics Co., Ltd.
10	.13*	Summary of Share Transfer Agreements, dated May 27, 2006 and effective as of June 2, 2006, between Linyang Solar Power Investment Holding Ltd. and the shareholders of Jiangsu Linyang Solarfun Co., Ltd.
10	.14*	Share Transfer Agreement, dated June 9, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties.
10	.15*	Share Issue and Transfer Agreement, dated June 12, 2006, among Solarfun Power Holdings Co., Ltd., Linyang Solar Power Investment Holding Ltd. and various other parties.
10	.16*	Deed of Share Transfer, effective as of July 15, 2006, among Linyang Solar Power Investment Holding Ltd. and various other parties.
10	.17*	Management Consulting Service Agreement, dated as of November 18, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Hony Capital II, L.P.
10	.18*	Bid Invitation and Letter of Acceptance for Shanghai Chongming Qianwei Village 960kW Solar PV Power Generation Model Project, dated September 28, 2006 and November 9, 2006, respectively.
10	.19*	Letter of Acceptance for Suyuan Group 74kW On-Grid Application System Project, dated September 12, 2006.
10	.20*	Contract between Jiangsu Linyang Solarfun Co., Ltd. and ISC Konstanz, dated September 5, 2006.
10	.21*	Entrusted Loan Contract, dated as of October 13, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10	.22*	Entrusted Loan Contract, dated as of October 18, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10	.23*	Entrusted Loan Contract, dated as of October 25, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10	.24*	Entrusted Loan Contract, dated as of November 20, 2006, among Jiangsu Linyang Electronics Co., Ltd., Bank of China Co., Ltd., Qidong Subbranch and Jiangsu Linyang Solarfun Co., Ltd.
10	.25*	Silicon Purchase Agreement, dated as of May 15, 2005, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
10	.26*	Silicon Purchase Agreement, dated as of January 12, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
10	.27*	Silicon Purchase Agreement, dated as of July 2, 2006, between Jiangsu Linyang Solarfun Co., Ltd. and Huaerli (Nantong) Electronics Co., Ltd.
10	.28*	2007 Equity Incentive Plan.
10	.29*	Silicon Purchase Agreement, dated as of January 8, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Shanghai Jiu Jing Electronic Material Co., Ltd.
10	.30*	Silicon Purchase Agreement, dated as of March 6, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Jiangxi LDR Solar Hi-Tech Co., Ltd.

Exhibit
Number		Description of Document

10	.31*	Share Transfer Agreement, dated as of July 31, 2007, among Nanjing Linyang Electrics Investment Co., Ltd., Lianyungang Suyuan Group Co., Ltd and Jiangsu Linyang Solarfun Co., Ltd.
10.32		Form of Share Issuance and Repurchase Agreement.
10	.33*	Contract of Purchase between Schüco International KG and Jiangsu Linyang Solarfun Co., Ltd.
10.34		First and Restated Supply Agreement, date as of January 6, 2008 between Solarfun Power Hong Kong Limited and Hoku Scientific, Inc.
10	.35*	Investment Agreement, dated as of November 14, 2007, between Jiangsu Linyang Solarfun Co., Ltd. and Management Committee of Qidong Economic Development Zone, Jiangsu Province.
21	.1*	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm.
23.2		Consent of Maples and Calder (included in Exhibit 5.1).
23	.3*	Consent of Shearman & Sterling LLP (included in Exhibit 8.2).
23	.4*	Consent of Grandall Legal Group, PRC counsel to the Registrant.
24	.1*	Powers of Attorney.
99	.1*	Code of Business Conduct and Ethics of the Registrant.

*	Previously filed

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on January 15, 2008.

SOLARFUN POWER HOLDINGS CO., LTD.

By:	/s/ Yonghua Lu
Name:     Yonghua Lu

Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yonghua Lu Name: Yonghua Lu	Chairman and Chief Executive Officer	January 15, 2008

/s/ Hanfei Wang Name: Hanfei Wang	Director and Chief Operating Officer	January 15, 2008

/s/ * Name: Terry McCarthy	Independent Director	January 15, 2008

/s/ * Name: Ernst A. Bütler	Independent Director	January 15, 2008

/s/ * Name: Yinzhang Gu	Independent Director	January 15, 2008

/s/ Amy Jing Liu Name: Amy Jing Liu	Chief Financial Officer	January 15, 2008

/s/ Roger Fan Name: Roger Fan	Financial Controller	January 15, 2008

*By: /s/ Yonghua Lu Yonghua Lu Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Solarfun Power Holdings Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware, on January 15, 2008.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director